As Filed with the Securities and Exchange Commission on September 21, 2004

Registration No. 333-115599

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3

TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Hyland Software, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Ohio	7372	34-1699247
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

28500 Clemens Road

Westlake, Ohio 44145
Telephone: (440) 788-5000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

D. Timothy Pembridge

Vice President, General Counsel
Hyland Software, Inc.
28500 Clemens Road
Westlake, Ohio 44145
Telephone: (440) 788-5000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

John J. Jenkins Calfee, Halter & Griswold LLP 1400 McDonald Investment Center 800 Superior Avenue Cleveland, Ohio 44114 Telephone: (216) 622-8200	Andrew R. Schleider Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 Telephone: (212) 848-4000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 21, 2004

PROSPECTUS

                  Shares

Hyland Software, Inc.

Common Shares

$                  per share

          We are selling                               of our common shares and the selling shareholders named in this prospectus are selling                               common shares. We will not receive any proceeds from the sale of common shares by the selling shareholders. The selling shareholders have granted the underwriters an option to purchase up to                               additional common shares to cover over-allotments.

      This is the initial public offering of our common shares. We currently expect the initial public offering price to be between $          and $          per share. We intend to list our common shares on the New York Stock Exchange under the symbol “HSI.”

       Investing in our common shares involves risks. See “Risk Factors” beginning on page 8.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Hyland Software, Inc. (before expenses)	$	$
Proceeds to the selling shareholders (before expenses)	$	$

      The underwriters expect to deliver the common shares to purchasers on or about                     , 2004.

Citigroup

Wachovia Securities

Friedman Billings Ramsey

KeyBanc Capital Markets

               , 2004.

capture · store · search · retrieve · collaborate · manage · distribute · comply engage. empower. evolve.™

OnBase®

a Hyland Software solution

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

      Until                     , 2004 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

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SUMMARY

      This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully before making an investment decision, including the “Risk Factors” section and the consolidated financial statements and the notes to those statements.

Hyland Software, Inc.

      We provide enterprise content management (ECM) software that combines integrated document management, business process management and records management in a single application. The rapid growth of digital content and the increasing complexity of business processes and regulatory requirements have prompted organizations of all sizes to seek scalable software solutions that improve digital content management and automate document-based business processes. Our software, OnBase®, allows organizations to manage, control and share digital content with employees, business partners, customers and other constituencies. Our customers use OnBase to automate business processes, reduce the time and cost of performing important business functions, improve organizational efficiency and address the need for regulatory compliance.

      We began the development of our OnBase software in 1991, and we have developed more than 60 configurable modules in response to the needs of our diverse customer base across various industries. Our OnBase modules fall into five core areas: Input and Capture, Management and Retrieval, Distribution and Output, Vertical Industry Applications, and Integration. Since our founding, we have gained extensive industry knowledge and have developed modules specifically for the financial services and healthcare industries and for government organizations. We designed the OnBase architecture to be both flexible and scalable to allow our customers to rapidly deploy our software, seamlessly integrate OnBase with existing applications and realize a quick, measurable return on investment.

      We sell OnBase primarily through an indirect channel of solution providers, made up of more than 100 value-added resellers (VARs) and original equipment manufacturers (OEMs) in North America, South America and Europe. We also complement our indirect channel with direct sales for certain large-scale deployments. Direct sales typically occur when an end-user customer requests to work directly with us instead of a VAR. The majority of our end-user customers are medium-size organizations or departments within large organizations that deploy our software to address specific business needs. Over 4,000 organizations across numerous industries, including financial services, healthcare, insurance, higher education, government, transportation and manufacturing, have purchased our software since our inception, and a substantial majority of these end-user customers currently have maintenance agreements.

      The following end-user customers represented 12 of our largest end-user customers for the year ended December 31, 2003, based upon the vertical markets in which each organization operates and measured by total sales invoiced: Tower Federal Credit Union and The Bank of New York (financial services); HCA, Inc. and Advocate Health & Hospitals (healthcare); Blue Cross Blue Shield of Oklahoma and Noridian Government Services (insurance); University of California—Davis and Indiana University (higher education); U.S. Senate Sergeant at Arms and Westchester County, New York (government); and Time Warner Cable and Roadway Express (other).

Market Opportunity

      In today’s increasingly competitive business environment, organizations are challenged to reduce costs, improve efficiency, maintain compliance with evolving and expanding rules and regulations, and effectively manage enterprise content. We believe these business challenges have made ECM technologies a mission critical application for large organizations, and increasingly for small- and medium-size organizations. We expect the ECM market to continue to grow. IDC, a market research and advisory firm, estimates that the market for ECM software will grow from $2.7 billion in 2003 to $4.1 billion in 2008 (see “Worldwide Content Management Software 2004-2008 Forecast,” IDC #31009, March 2004).

Enterprise Content Management Challenges

      Although many vendors focus their marketing efforts on selling enterprise-wide software solutions, we believe that many potential ECM software customers find it challenging to justify the time and expense associated with broad enterprise deployments and struggle to achieve an adequate return on investment. In addition, enterprise-wide deployments are often undertaken without adequate attention to the particular content management needs of individual departments. As a result, individual departments within many organizations have opted to make independent purchases of specific solutions to address their more immediate content management needs. We believe challenges that organizations face in deploying ECM software include:

•	Lack of Configurability and Ability to Integrate. Solutions must have the flexibility to manage all document types across multiple departments as well as the ability to adapt and integrate with existing business processes and line-of-business systems.

•	Lack of Vertical Functionality. Many existing ECM software products lack the capability to address the industry-specific needs of customers without extensive custom programming.

•	Significant Time for Deployment. Many enterprise-class ECM systems require significant time to design and implement, impairing an organization’s ability to quickly realize a return on its software investment.

•	High Total Cost of Ownership. The high overall total cost of ownership resulting from the implementation, integration, customization and on-going maintenance of some ECM software products can negatively impact a customer’s return on investment and make such solutions cost prohibitive to certain organizations.

The Hyland Solution

      OnBase enables a broad spectrum of organizations of all sizes to improve operational efficiency and effectiveness. OnBase allows organizations to manage digital content and automate business processes that require the exchange of information, including scanned paper documents, faxes, print streams, application files, electronic forms, web content, multi-media files, and emails. Our customers use OnBase to archive, manage and deliver digital content in a secure and reliable infrastructure across the extended organization. OnBase enables our customers to address important organizational objectives and industry-specific requirements by delivering configurable technology that can be deployed, integrated and maintained in a cost-effective manner.

      We Address Organizational Objectives. OnBase provides value to customers by delivering the functionality needed to address important organizational objectives, including:

•	Cost Reduction. OnBase helps our customers reduce expenses and increase productivity through the automation of important business processes as well as the elimination of much of the infrastructure needed to support physical documents.

•	Collaboration. OnBase increases the ability of employees to collaborate by providing simultaneous, secure, real-time access to content across a decentralized working group.

•	Customer Service. OnBase enables organizations to respond to customer requests in real-time and deliver a high level of customer service.

•	Compliance. OnBase helps organizations address regulatory compliance issues by managing digital content, tracking access to digital content and documenting business processes.

      We Address Industry-Specific Requirements. Because the use of digital content and related workflows varies from industry to industry, we have developed a deep understanding of the business processes in our targeted industries. This understanding has enabled us to design solutions that specifically address these industry requirements. In collaboration with our solution providers, we serve a number of vertical markets including financial services, government, healthcare, higher education and insurance. Our software integrates with a customer’s existing systems to manage and provide a single point of access to large volumes of digital content in a wide variety of formats in a timely, efficient and low cost manner.

The Benefits of Our Software

      We have designed OnBase to provide maximum flexibility to organizations of all sizes across numerous industries. OnBase can be deployed on an enterprise-wide basis or within a department to address a specific business need. Our end-user customers decide how, when and where to deploy our software to maximize their return on investment as their needs change with the evolution of their organizational processes. The key benefits of our software include the following:

•	Comprehensive, Modular Solution. In response to the needs of our diverse customer base, we have developed more than 60 configurable modules, which allow our customers to deploy our software at their own pace as they need it.

•	Out-of-the-box Configurability. OnBase’s common code base and out-of-the-box, point-and-click functionality provides non-programmers with the ability to design and deploy sophisticated workflow solutions.

•	Ease of Integration. Our software allows our customers to rapidly integrate OnBase with Microsoft® Windows® and web-based applications, without the need for custom coding.

•	Secure, Scalable and Reliable Architecture. OnBase’s scalable architecture enables the customization of user group rights and privileges and provides secure and reliable access to OnBase content repositories.

•	Rapid Deployment. The rapid deployment of our software allows our customers to realize a return on their investment sooner than would be possible with other enterprise-class ECM software requiring longer deployment.

•	Low Cost of Ownership. OnBase can be deployed with little or no custom programming and upgraded through the use of an automated software utility, resulting in a lower total cost of ownership for our customers.

Hyland Strategy

      Our objective is to become the leading global provider of ECM software. Key elements of our strategy to achieve this objective include the following:

•	Enhance Our Vertical Market Expertise and Capabilities. We believe that most customers prefer vendors that understand their specific business challenges and design ECM technologies to address those challenges. We intend to enhance both our vertical market expertise and our product offerings to better serve specific industries.

•	Leverage Our Existing Customer Base. More than 4,000 end-user customers have purchased our software since our inception. We intend to increase sales to our existing end-user customer base by identifying new opportunities for the deployment of our software.

•	Extend Our Indirect Channel. Our indirect channel of more than 100 solution providers has enabled us to build a broad base of customers of all sizes that we would not be able to reach through direct sales without significant costs. We will continue to actively recruit high quality solution providers to sell OnBase.

•	Expand Our Suite of Products. We will continue to invest in the expansion of our product suite to address the current and future needs of our customers. These efforts improve our prospects with new customers and also provide us the opportunity to sell new products to our existing customers.

•	Deliver Exceptional Customer Care. Our dedication to customer care has been recognized not only by our customers, but also by independent industry analysts. We believe our dedication to exceptional customer care has fostered significant loyalty within our indirect channel and end-user customer base and will enable us to gain market share.

•	Build our International Presence. We intend to selectively expand our international sales and marketing efforts and enhance our product suite to meet the needs of international organizations. We intend to enter new international markets by establishing relationships with local solution providers in different geographic regions.

Company Information

      We were incorporated in Ohio in 1991. Our principal executive offices are located at 28500 Clemens Road, Westlake, Ohio 44145 and our telephone number is (440) 788-5000. Our website address is http://www.onbase.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

      Hyland Software® and OnBase® are registered trademarks of Hyland Software, Inc. Application Enabler™ and engage. empower. evolve.™ are unregistered trademarks of Hyland Software, Inc. All trademarks, service marks and trade names of other companies that appear in this prospectus are the property of their respective holders.

THE OFFERING

Total common shares offered	shares

Common shares offered by us	shares

Common shares offered by the selling shareholders	shares

Common shares to be outstanding immediately after this offering	shares

Use of proceeds	We intend to use a portion of the net proceeds of this offering for the repurchase of common shares from Recall Total Information Management, Inc., one of our affiliates, the repayment of outstanding debt to KeyBank National Association, an affiliate of KeyBanc Capital Markets, one of the underwriters in this offering, and the remainder for general corporate purposes, including working capital, capital expenditures and potential acquisitions of complementary businesses, products and technologies. We will not receive any of the proceeds from the sale of common shares by the selling shareholders. See “Use of Proceeds” on page 20.

Dividend policy	We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any dividends on our common shares in the foreseeable future.

Proposed New York Stock Exchange symbol	HSI

Risk factors	See “Risk Factors” beginning on page 8 for a discussion of material risks that prospective purchasers of our common shares should consider.

      The number of common shares to be outstanding after the offering is based on 16,491,267 common shares outstanding on June 30, 2004; assumes the repurchase of $8.0 million of our common shares from an existing investor at an assumed purchase price of $                    per share (90% of the midpoint of the estimated initial public offering price range); and excludes:

•	3,180,570 common shares issuable upon exercise of outstanding options at a weighted average exercise price of $2.99 per share as of June 30, 2004, of which 1,493,654 common shares are subject to options that are vested and immediately exercisable; and

•	678,085 common shares available for future issuance under our stock option plans as of June 30, 2004.

      Prior to this offering, we expect to amend our 2003 Share Incentive Compensation Plan to increase the amount of common shares issuable under the plan from 1,000,000 common shares to 2,800,000 common shares.

SUMMARY CONSOLIDATED FINANCIAL DATA

      The tables below set forth our summary consolidated financial data for the periods presented. We derived the financial data for the years ended December 31, 2001, 2002 and 2003 from our audited consolidated financial statements included in this prospectus. We derived the financial data for the years ended December 31, 1999 and 2000 from our audited financial statements (reclassified to conform with the presentation in the December 31, 2001, 2002 and 2003 financial statements) not included in this prospectus. We derived the financial data for the six months ended June 30, 2003 and 2004 from our unaudited financial statements included in this prospectus. The unaudited financial statements have been prepared on substantially the same basis as the audited financial statements and, in our opinion, these financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for those periods. Prospective investors should read the summary consolidated financial data in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our consolidated financial statements and the related notes, included elsewhere in this prospectus. The consolidated balance sheet data is set forth at June 30, 2004 both on an actual basis and on an as adjusted basis to reflect our receipt of the estimated net proceeds from the sale of           common shares by us in this offering at an assumed initial public offering price of $          per share, the repurchase of certain common shares, the repayment of certain existing debt, and the reclassification of redeemable common shares to shareholders’ equity as a result of the termination of the related put right upon completion of the offering. See “Use of Proceeds” and “Capitalization.”

									Six Months Ended
	Year Ended December 31,								June 30,

	1999		2000		2001		2002	2003	2003	2004

	(dollars in thousands, except per share data)								(unaudited)
Consolidated Statement of Income Data:
Revenues:
License revenues	$8,922		$15,188		$19,283		$17,034	$21,580	$10,682	$13,622
Maintenance revenues	2,140		3,035		4,695		9,184	13,615	6,197	8,328
Services revenues	946		1,313		1,954		2,328	4,653	1,965	2,187

Total revenues	12,008		19,536		25,932		28,546	39,848	18,844	24,137
Gross profit	10,420		16,575		22,514		22,826	32,930	15,244	19,781
Income from operations	2,789		4,539		4,726		2,937	6,659	2,914	4,010
Net income	$2,678	(1)	$4,337	(1)	$3,298	(1)	$1,617	$4,029	$1,817	$2,258

Net income per share:
Basic							$0.10	$0.24	$0.11	$0.14

Diluted							$0.09	$0.22	$0.10	$0.12

Weighted average number of common shares outstanding:
Basic							16,709,636	16,502,511	16,522,288	16,490,267
Diluted							18,208,708	18,060,872	18,097,039	18,161,265

	As of June 30, 2004

	Actual	As Adjusted

	(dollars in thousands)
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$7,112	$
Working capital	2,037
Total assets	28,651
Total liabilities	17,484
Redeemable common shares	900
Shareholders’ equity	10,267

(1)	Effective February 1, 2001 we changed from S-Corporation status and became subject to taxes under Subchapter C of the Internal Revenue Code (C-Corp). Upon becoming a C-Corp, we recorded deferred tax expense of $0.2 million to establish cumulative deferred taxes. For the years ended December 31, 1999 and 2000 and the month ended January 31, 2001, the consolidated statement of income does not include a provision for federal or state income taxes. We were subject to local income taxes and provisions have been recorded for those periods. As a result, net income for the years ended December 31, 1999, 2000 and 2001 is not comparable to net income for the years ended December 31, 2002 and 2003. Accordingly, earnings per share information for the years ended December 31, 1999, 2000 and 2001 is not meaningful and is not presented herein.

RISK FACTORS

      An investment in our common shares involves a high degree of risk. You should consider the risks described below carefully and all of the information contained in this prospectus before deciding whether to purchase our common shares. If any of the adverse events described in the following risk factors actually occurs, our business, financial condition or results of operations may suffer significantly. As a result, the trading price of our common shares could decline, and you may lose all or part of your investment in our common shares.

Risks Related to Our Business

Our quarterly revenues and operating results can fluctuate substantially, which could cause our actual results to fall short of expectations due to revenue shortfalls or expenses incurred to support revenues that were not realized.

      Our quarterly revenues and results of operations are difficult to forecast. We may experience fluctuations in revenues and operating results from quarter to quarter due to a number of factors, including factors outside of our control. The reasons for these fluctuations may include, but are not limited to:

•	the extended length of our sales cycle resulting in a delay of our end-user customers’ purchase decisions;

•	competitive conditions in our industry, including new product introductions and price reductions by our competitors;

•	the timing of our product development and enhancement initiatives;

•	the discretionary nature of our end-user customers’ purchase and budget cycles and changes in their budgets for software and related purchases;

•	varying size and contractual terms of orders for our products and services, which may delay the recognition of revenues;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	our ability to complete our service obligations related to product sales on a timely basis;

•	the utilization rate of our professional services personnel;

•	changes in our pricing policies;

•	general weakening of the economy resulting in a decrease in the overall demand for computer software and services;

•	international political conditions; and

•	our ability to hire, train and retain sufficient sales and professional services staff.

      In addition, we make assumptions and estimates as to the timing and amount of future revenues in budgeting our future operating costs and capital expenditures. We depend on our solution providers to estimate the closing dates and potential dollar amounts of pending transactions with their customers. Our limited visibility into the sales activities of our solution providers increases the difficulty of estimating our future revenues. Our costs are relatively fixed in the short term and a large portion of our revenues from license agreements are completed in the latter part of a quarter. As a result, we may be unable to reduce our expenses to avoid or minimize the negative impact on our quarterly results of operations if our estimates prove inaccurate and our anticipated revenues are not realized.

We depend on our solution providers for most of our revenues and many aspects of the end-user customer relationship. We expect this dependency to continue in the future. The loss of solution providers or their failure to adequately service and support our software could result in the loss of end-user customers and revenues associated with such end-user customers.

      We derive most of our revenues through an indirect channel of solution providers. We expect that the percentage of our total revenues generated through our solution providers will remain relatively constant over time. Our future revenue growth, however, will depend on our ability to generate additional sales through our existing solution providers and to enter into additional relationships with other solution providers. If we cannot generate such additional sales and expand our solution provider base, our revenues could fail to grow or decline.

      Our solution providers are responsible for most aspects of the relationship with their customers. As such, we may not become aware of issues or dissatisfaction with our software and services, which could result in the loss of end-user customers and damage to our reputation. In addition, our solution providers may offer our competitors’ products and terminate their relationships with us without cause. Their decisions to sell our software depend partly on pricing and terms offered by us and our competitors and other factors that we do not control and cannot predict. Some of our solution providers also have experienced financial difficulties in the past, and others may experience financial difficulties in the future. If our solution providers experience financial difficulties, we may experience reduced revenues or increased write-offs, which would reduce our cash flow from operations and net income.

      One of our OEMs, Fiserv, Inc., represented approximately 13.7%, of our total revenues during the fiscal year ended December 31, 2003, and approximately 16.6%, of our total revenues during the six months ended June 30, 2004. We expect that Fiserv will continue to account for a significant portion of our revenues. Any significant reduction in future purchases by Fiserv could have a negative impact on our operating results.

Our industry is consolidating and we face intense and increasing competition from many larger companies that have greater resources than we do, which could result in our inability to gain market share or stay profitable.

      The ECM software industry has encountered significant consolidation resulting in larger companies with considerable capital resources that provide broad product lines. Our competitors may pursue mergers or strategic transactions that may weaken or appear to weaken our competitive position, which could result in the loss of our solution providers and end-user customers.

      We operate in highly competitive markets and face many larger companies that have greater financial, technical, marketing and public relations resources, larger distribution networks and client bases, and greater brand or name recognition than we do. We expect competition in our markets to increase as the trend of industry consolidation continues and our competitors expand their product lines. Additionally, many large software companies, including Microsoft and Oracle, do not offer products that compete directly with OnBase, and these companies may introduce or acquire such products in the future and customers may choose to purchase these products instead of OnBase.

      As a relatively small company competing in an industry increasingly comprised of larger participants, our failure to anticipate market needs, develop products to meet those needs and maintain and enhance relationships with solution providers and end-user customers could result in our inability to gain market share or maintain the same level of profitability. Our size may also make us vulnerable to competitive tactics such as aggressive price discounting by competitors to gain market share.

We generate a significant portion of our revenues from companies in the financial services industry, and changes within that industry could reduce demand for our software, which could result in lower revenues and earnings.

      For the year ended December 31, 2003, approximately 40% of the total sales invoiced by us related to transactions involving end-user customers in the financial services industry, and we expect to continue to derive a substantial part of our revenues from end-user customers in this industry. Unfavorable economic conditions adversely impacting the financial services industry could result in lower revenues and earnings and also harm our financial condition. Banking and other segments of the financial services industry are highly competitive, and industry participants may decide to reduce technology spending to maintain acceptable levels of profitability. Capital spending by financial services industry participants, including spending on computer software and hardware, has fluctuated, and may continue to fluctuate, based upon changes in economic conditions. Fluctuations in capital spending can reduce sales of our software, maintenance and services to new and existing end-user customers.

      There has been and continues to be merger, acquisition and consolidation activity in the financial services industry. Mergers or consolidations of banks and financial institutions in the future could reduce the number of our current and potential end-user customers. A smaller market for our software, without an increase in market share or gross margins, could cause our revenues, earnings and stock price to decline.

Nearly all of our revenues are generated by sales of OnBase and related maintenance and services, and a decrease in demand for this product will result in a decline in our revenues and earnings and will harm our financial condition.

      We derive nearly all of our revenues from sales of licenses of OnBase and related maintenance and services. We expect that the OnBase product and related maintenance and services will continue to account for nearly all of our revenues for the foreseeable future. We generally license our software on a perpetual basis and deliver new versions and enhancements to end-user customers who purchase maintenance agreements. As a result, our future revenues depend on sales to new customers, add-on sales to existing end-user customers and continued renewals of maintenance agreements. Currently, a substantial majority of the more than 4,000 organizations that have purchased our software have active maintenance agreements. We are particularly vulnerable to fluctuations in demand for OnBase. Demand for OnBase could decline for a number of reasons, including the introduction of new competitive products, product enhancements or price reductions by our competitors, general business and economic conditions and changing industry standards. If demand for OnBase and related services or if maintenance renewal rates decline, our revenues, earnings and financial condition will decline.

If we fail to develop and introduce new and enhanced versions of our software that keep pace with technology and our customers’ needs and expectations, our sales and competitive position will diminish.

      The ECM market is characterized by rapidly changing technologies, frequent new product introductions, increasingly complex network environments, and evolving customer requirements and industry standards. In order to remain competitive, we will need to introduce new versions of our software and related product enhancements that offer significantly improved performance and features on a timely basis. Our revenues will decline and our reputation and competitive position will diminish if:

•	we are not able to develop new or enhanced software;

•	we are delayed in introducing new or enhanced software;

•	we introduce new software that does not meet the evolving needs of our customers; or

•	we are unable to maintain or receive important certifications that certain of our end-user customers look for as indicating that we and our products and services are compliant with identifiable standards that are indicative of high quality.

Our software operates on the Microsoft Windows operating system, and the growth of competing operating systems or any other factor that materially decreases the demand for the Microsoft Windows operating system could result in a similar decrease in the demand for our software. This decrease could be material and harm our revenues and earnings if we cannot modify our software to run on competing operating systems in a timely and cost-effective manner.

      Our software operates on the Microsoft Windows computer operating system. Some of our competitors offer products for other computer operating systems. If other competing operating systems, including Linux® and Unix®, became dominant in the marketplace at the expense of the Microsoft Windows operating system, demand for our software may decrease. Moreover, if we fail to adapt our current software products or develop new software products in a timely and cost-effective manner to run on these different operating systems, our revenues and earnings could be severely harmed. Additionally, any changes to the Windows operating system that require us to make changes to our software could negatively affect us if we were unable to develop or implement such changes in a timely fashion.

If we lose the service of our executive officers, we may not be able to execute our business strategy, which could cause our revenues and earnings to decline.

      Our success depends largely upon our executive officers’ business experience, industry contacts, product development expertise and personal relationships with our solution providers and end-user customers. We have employment agreements with our Chief Executive Officer, Chief Financial Officer, Chief Technology Officer and Chief Software Architect that do not contractually obligate them to remain our employees. Therefore, such employees could terminate their employment with us at any time without penalty and may go to work for one or more of our competitors after the expiration of their non-compete period. Currently, we do not have employment agreements with our other executive officers. The loss of one or more of our executive officers could seriously impact our relationships with solution providers, our ability to produce innovative software and execute our growth strategy.

As a software company, we rely on highly qualified and creative employees to develop new and enhanced versions of our software and to provide exceptional customer service to fuel our growth. If we cannot continue to successfully hire, train, manage and retain these employees, we may not be able to grow.

      We depend heavily on our development personnel because of the complexity of our product technologies. In addition to our development personnel, we have many key employees throughout our organization that do not have employment agreements and may leave to work for a competitor at any time. We also will need to hire, integrate and retain additional sales, marketing and development personnel and other employees in the near-term and beyond to achieve our anticipated revenue growth. Competition for skilled personnel is intense, and we cannot be certain that we will be able to attract, integrate or retain additional highly qualified personnel in the future. If we are not successful in retaining our existing employees, or hiring, training or integrating our new employees, or if our new hires perform poorly, our prospects for growth will be diminished and our relationships with our solution providers and end-user customers could be damaged.

      One of the strengths of our business is our customer service. Our customer service could deteriorate if we fail to hire enough qualified employees to handle our increased growth or provide adequate training to the large number of new hires needed to ensure that we provide a consistently high level of quality of customer service. If our customer service deteriorates, our reputation with potential and existing customers could be negatively impacted, resulting in reduced revenues.

If we cannot effectively manage our growth, the quality of our products and services may deteriorate and negatively impact our reputation and reduce revenues. Further, we may have to incur significant expenditures to implement appropriate controls and procedures to manage growth.

      We are currently experiencing a period of rapid growth in employees, operations and product development, which has placed, and will continue to place, a significant strain on our management, administrative, development and sales and marketing infrastructure. For example, our employee base increased from 241 employees as of June 30, 2003 to 336 employees as of June 30, 2004. We anticipate that further growth in our employee base will be required to expand our customer base and continue to develop and enhance our software. To manage the growth of our operations and personnel, we will need to enhance our operational, financial and management controls and our reporting systems and procedures. The additional personnel and capital investments will increase our cost base. The growth in our fixed cost base may make it more difficult for us to reduce expenses in the short term to offset any shortfalls in revenues.

We intend to expand our international presence. Our inexperience with international operations, however, increases the risk that we will encounter operating challenges and not be able to effectively manage currency exchange fluctuations associated with revenues and expenses in foreign currencies.

      During 2003 and the six months ended June 30, 2004, we derived less than 11% of our revenues from sales to customers outside the United States. We currently maintain one international office in London, England, and we plan to invest in the expansion of our international presence. This expansion will expose us to risks and challenges that we would otherwise not face if we conducted our business only in the United States. The risks and challenges associated with operations and sales to customers outside the United States include:

•	localization of our software, including the translation of our user interface and documentation into foreign languages;

•	a largely unproven market for our software outside of the United States;

•	laws and business practices favoring local competitors;

•	compliance with foreign laws and regulations, including employment, tax, privacy and data protection laws and regulations;

•	our ability to adapt to sales practices and customer requirements in different cultures;

•	our ability to protect our intellectual property rights;

•	difficulties in establishing and managing foreign solution provider relationships;

•	longer accounts receivable payment cycles and other collection difficulties; and

•	regional economic and political conditions.

      Substantially all of our international license and service fees have been paid to us in U.S. dollars. If we successfully expand our international sales effort, we expect that the percentage of license and service fees payable in foreign currencies will increase. Consequently, our potential exposure to fluctuations in the value of the U.S. dollar and foreign currencies could increase. At present, we do not hedge our exposure to currency fluctuations. Fluctuations in the value of the U.S. dollar and foreign currencies may make our software and services more expensive for international customers, which could harm our business. If we fail to realize increased sales from our investment in expanded international operations, our operating income and stock price could decline.

If we acquire companies or technologies in the future, they could prove difficult to integrate, disrupt our business, dilute shareholder value and cause our earnings to decline.

      We may acquire or make investments in companies offering complementary products, services and technologies in the future. We have not made any acquisitions or investments to date and, therefore, our ability as an organization to make acquisitions or investments is unproven. Acquisitions and investments involve numerous risks, including:

•	difficulties in integrating operations, technologies, services and personnel;

•	diversion of financial and managerial resources from existing operations;

•	risk of entering new markets;

•	potential write-offs of acquired assets;

•	potential loss of key employees;

•	inability to generate sufficient revenues to offset acquisition or investment costs; and

•	delays in end-user customer purchases due to uncertainty.

      Acquisitions could also require us to record substantial amounts of goodwill and other intangible assets. Any future impairment of such goodwill, and the amortization of other intangible assets, could negatively impact our earnings. In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing shareholders may be diluted which could affect the market price of our common shares. If we finance such acquisitions with debt, these arrangements may result in interest expense that could more than offset any additional earnings gained from such acquisition. If we fail to properly evaluate and execute acquisitions or investments, our business, operating results or financial condition may be harmed.

Defects in our software may diminish demand for our software and services and cause us to lose customers.

      Our customers often use our software to address critical business needs. As a result, errors or defects in our software can have a greater impact on our customers’ businesses than errors or defects in general software products. Despite our testing, we have from time to time found, and expect to continue to find, errors or defects in our software after commencement of commercial shipments. Defects in our software may prevent our products from meeting end-user requirements, which could result in the loss or deferral of revenues, diversion of resources, damage to our reputation, or increased service, warranty and other costs. Some of our software modules rely upon and integrate with third party products and, therefore, any undetected errors or defects in these products could prevent the implementation or impair the functionality of our products, delay new product introductions and damage our reputation.

      Our license agreements typically contain provisions designed to limit our exposure to potential product liability claims. However, these limitations may not be effective under the laws of certain jurisdictions. The sale and support of our software may entail the risk of such claims, and we could be subject to such claims in the future. An extended product liability suit would distract management from their focus on our core business, which could result in lower revenues or earnings, and may result in a large settlement that could harm our financial condition and result in a substantial charge to earnings.

Access to data by unauthorized persons, loss of data or retrieval of incorrect data by our software could expose us to protracted and costly litigation or cause us to lose customers.

      Our software contains features which may allow us or our customers to control, monitor or collect data from computers running the software. Therefore, we may be subject to claims associated with invasion of privacy, inappropriate disclosure, and use or loss of this information. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could harm our reputation and our business and operating results. Also, computers, including those that utilize our software, are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays or loss of data. We may be required to expend significant capital and other resources to further protect against such break-ins or disruptions.

      We also collect and store sensitive data for some of our customers in connection with OnBase Online and certain other services that we provide. If a person misappropriates sensitive data, we could be subject to liability. Penetration of our network security could interrupt our business and negatively impact our reputation and could lead to the loss of our present and potential end-user customers.

Because we rely on sales of OnBase for revenues, our inability to adequately or cost-effectively protect our intellectual property associated with OnBase may cause us to lose market share, reduce our prices or reduce the usefulness of OnBase to our end-user customers.

      Our success depends on our ability to protect and preserve the proprietary aspects of our technology. However, we may be unable to prevent third parties from using our technology without our authorization. Although we have applied for patents in the United States, we do not currently rely on patents to protect our core intellectual property. We have not applied for patents in any jurisdictions outside of the United States. To protect, control access to and limit distribution of our intellectual property, we generally enter into confidentiality and proprietary inventions agreements with our employees, and confidentiality or license agreements with consultants, third party developers and customers. However, these measures afford only limited protection and may be inadequate. Enforcing these or other rights we have related to our technology could be costly, time-consuming and distracting. Others may develop non-infringing technologies that are similar or superior to ours, which may harm our competitive position and future operating results.

We have been, and could in the future be, subject to litigation regarding intellectual property, which could divert management’s attention, increase our legal expenses, require us to pay large damage awards and prevent us from selling our software, effectively enhancing its performance or using it on another operating system.

      In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. This litigation is particularly prevalent in the technology industry. In addition, there has been an increase in the filing of suits alleging infringement of intellectual property rights, which pressure defendants into entering settlement arrangements quickly to dispose of such suits, regardless of their merits. Other companies or individuals may pursue litigation against us with respect to intellectual property-based claims, including any such claims related to use of our existing brands, trademarks or logos. The results of any litigation are inherently uncertain. In the event of an adverse result in any future litigation with respect to intellectual property rights relevant to our products, we could be required to:

•	obtain licenses to the infringed technology;

•	begin using other brands, trademarks or logos;

•	pay substantial damages under applicable law;

•	cease the development, use and sale of products found to be infringing; or

•	expend significant resources to develop non-infringing technology.

      Our insurance may not cover potential claims or may not be adequate to indemnify us for damages we incur. Also, litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail. Any of these results could harm our brand, competitive position and operating results.

If we are required or elect to account for employee stock option and employee stock purchase plans using the fair value method, it could significantly decrease our net income and earnings per share.

      There has been ongoing public debate about whether employee stock option and employee stock purchase plans shares should be treated as a compensation expense and, if so, how to properly value such compensation. Currently, the Financial Accounting Standards Board’s (FASB) Exposure Draft, Share Based Payments, would require all forms of share-based payments to employees to be expensed. If we elect or are required to record an expense for our stock-based compensation plans using the fair value method, we could have significant additional compensation expense. For example, if we had historically accounted for stock-based compensation plans using the fair value method prescribed in FASB Statement 123 as amended by Statement 148, in 2003 our net income would have been reduced by $749,000, and our basic and diluted income per share would have been decreased by $0.04 per share. Although we are not currently required to record any compensation expense using the fair value method in connection with option grants that have an exercise price at or above fair value at the grant date or for common shares issued under our employee share incentive compensation plans, it is possible that future laws or regulations will require us to treat all stock-based compensation as an expense using the fair value method. See Notes 2 and 7 of our consolidated financial statements and our discussion in “Management’s Discussion and Analysis of Results of Operations and Financial Condition — Application of Critical Accounting Policies and Use of Estimates” for a more detailed presentation of our accounting for stock-based compensation and accounting for stock options under Statement of Financial Accounting Standard (SFAS) No. 123.

We will incur increased costs as a result of being a public company, which may decrease our earnings.

      As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE) have required changes in corporate governance practices of public companies. These new rules and regulations will apply to us once we are a public company and will increase our legal and financial compliance costs and make some activities more time consuming or costly. For example, as a public company we intend to:

•	add additional independent directors;

•	create several board committees;

•	implement additional internal controls and disclosure controls and procedures;

•	retain a transfer agent, a bank note company, and a financial printer; and

•	adopt, monitor and enforce an insider trading policy.

      We also will have all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, significant resources and management oversight will be required. As a result, our management’s attention might be diverted from other business concerns, which could harm our business. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Risks Related to this Offering

There has been no prior market for our common shares. The trading price of our common shares is likely to be volatile, and you might not be able to sell your shares at or above the initial public offering price.

      Prior to this offering, there has been no public market for our common shares. An active trading market for our common shares may never develop or be sustained, which would depress the value of our common shares. In addition, the initial public offering price of our common shares has been determined through negotiations between us and the representatives of the underwriters, and may not bear any relationship to the price at which our common shares will trade upon completion of this offering. The trading prices of securities of technology companies have historically been highly volatile. Accordingly, the trading price of our common shares is likely to be subject to wide fluctuations. Factors affecting the trading price of our common shares will include:

•	variations in our operating results;

•	announcements of technological innovations, new products or product enhancements, strategic alliances or significant agreements by us or by our competitors;

•	recruitment or departure of key personnel;

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our common shares;

•	publication of unfavorable research reports about us or our industry or withdrawal of research coverage by securities analysts; and

•	market conditions in our industry, the industries of our customers and the economy as a whole.

      In addition, the trading price of our common shares could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common shares might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. Because we do not intend to pay any dividends, you will not receive any proceeds from our common shares until you sell them. As a result of the foregoing considerations, we cannot assure you that you will receive any return on your investment when you do sell your shares, or that you will not lose your entire investment.

A substantial number of common shares will be eligible for sale in the near future, which could cause the price of our common shares to decline significantly.

      Additional sales of our common shares in the public market after this offering, or the perception that such sales could occur, could cause the market price of our common shares to decline. Upon completion of this offering, we will have           common shares outstanding, assuming (1) no exercise of any options after June 30, 2004 and (2) we repurchase $8.0 million of our common shares with the net proceeds of this offering at a purchase price of $           per share (90% of the midpoint of the estimated initial public offering price range). The           common shares to be sold in this offering will be freely tradable without restriction or the requirement of further registration under the Securities Act unless they are purchased by our “affiliates,” as that term is defined in Rule 144(a) under the Securities Act. The remaining common shares are “restricted securities,” as that term is defined in Rule 144. These restricted securities will become available for sale in the public market at various times after the date of this prospectus (subject, in some cases, to volume limitations and applicable holding periods and the lock-up agreements). Approximately           % of these restricted securities are subject to lock-up agreements that have been signed by our directors, officers and shareholders. These lock-up agreements restrict the shareholder from transferring or disposing of any common shares or any securities convertible into or exercisable or exchangeable for our common shares for 180 days after the date of this prospectus. In addition, in the event that either (1) during the last 17 days of the 180-day period referred to above, we issue an earnings release or (2) prior to the expiration of such 180-day period, we announce that we will release earnings results during the 17-day period beginning on the last day of such 180-day period, the transfer restrictions shall continue to apply until the expiration of the 17-day period beginning on the date of the earnings release. Citigroup may, in its sole discretion, at any time and without prior notice or announcement, release all or any portion of shares subject to the lock-up agreements.

      In addition, the           common shares subject to outstanding options and reserved for future issuance under our 1998 Share Incentive Compensation Plan and our 2003 Share Incentive Compensation Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act.

The concentration of our capital stock ownership with insiders upon the completion of this offering will likely limit your ability to influence corporate matters.

      We anticipate that our executive officers, directors and affiliated entities will together beneficially own approximately           % of our common shares outstanding after this offering. This percentage of ownership reflects the decreased ownership of our affiliate, Recall Total Information Management, Inc., resulting from the repurchase of $8.0 million of our common shares from Recall upon completion of this offering. As a result, these shareholders, acting together, will have significant influence over most matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

Our management will have broad discretion over the use of the proceeds to us from this offering and might not apply the proceeds of this offering in ways that increase the value of your investment.

      Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering to repurchase $8.0 million of our common shares and to repay $3.5 million of indebtedness. We will use the balance of the net proceeds for general corporate purposes, including working capital and capital expenditures, and for possible investments in, or acquisitions of, complementary services or technologies. We have not allocated these net proceeds for any specific purposes. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds.

You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

      The initial public offering price of our common shares will be substantially higher than the book value per share of the outstanding common shares after this offering. Therefore, based on an assumed offering price of $          per share, investors in this offering will suffer immediate and substantial dilution of approximately $          per share. If outstanding options to purchase our common shares are exercised, investors in this offering will experience additional dilution.

Provisions in our amended and restated articles of incorporation and code of regulations or Ohio law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common shares.

      We expect that our amended and restated articles of incorporation and code of regulations will contain provisions that could depress the trading price of our common shares by acting to discourage, delay or prevent a change of control of our company or changes in our management that the shareholders of our company may deem advantageous. These provisions:

•	establish a classified board of directors so that not all members of our board are elected at one time;

•	eliminate cumulative voting in the election of directors;

•	require super-majority voting to amend some provisions in our amended and restated articles of incorporation and code of regulations;

•	authorize the issuance of “blank check” preferred shares that our board could issue to increase the number of outstanding shares and to discourage a takeover attempt; and

•	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by shareholders at shareholder meetings.

      We also are subject to the Ohio statutes relating to control share acquisitions, which restrict the ability of an acquiror to acquire a significant amount of our outstanding common shares without shareholder approval, as well as Ohio’s merger moratorium statute, which restricts the ability of certain interested shareholders to effect transactions involving us or our assets. Together, these provisions may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices for our common shares and could also limit the price that investors may be willing to pay in the future for our common shares.

Our failure to comply with the New York Stock Exchange corporate governance listing standards within a short period of time after our initial public offering may result in delisting, which could disrupt the trading market for our common shares and result in a significant decline in the value of our common shares.

      We may not satisfy the NYSE’s corporate governance listing criteria at the time of our initial public offering, and will have only a limited period of time after our offering to attain compliance with those criteria. A majority of our directors are not independent within the meaning of applicable NYSE listing standards and we do not presently have a sufficient number of directors to establish audit, compensation and nominating/corporate governance committees consisting solely of independent directors. We plan on adding new directors prior to or following the offering, but cannot assure you that we will be able to add the three independent directors we need to comply with these standards. SEC and NYSE transition rules applicable to companies engaged in an initial public offering require us to have at least one independent member on our audit, compensation and nominating and governance committees at the time of our initial public offering, a majority of independent members on such committees within 90 days of listing, and fully independent committees within one year after listing. We also must satisfy the majority independent board requirement within 12 months of our initial public offering. If we are unable to satisfy these listing requirements, we may be subject to delisting by the NYSE. Delisting our common shares would force us to seek another trading market for our common shares that will likely reduce the liquidity and price of our common shares.

FORWARD-LOOKING STATEMENTS

      We have made statements under the captions “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition,” “Business” and in other sections of this prospectus that are forward-looking statements. We have attempted to identify forward-looking statements by using such words as “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “should” or “will” or other similar expressions. These forward-looking statements, which are subject to risks and uncertainties, and assumptions about us, may include, among other things, projections of our future financial performance, our anticipated growth strategies and anticipated trends in our industry, including potential growth opportunities, and the effects of future regulation. These statements are only predictions based on our current expectations and projections about future events. Because these forward-looking statements involve risks and uncertainties, you should be aware that there are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements, including, but not limited to, those factors discussed under the caption entitled “Risk Factors.” You should specifically consider the numerous risks outlined under “Risk Factors.”

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We undertake no obligation to update any of these forward-looking statements after the date of this prospectus to conform these statements to actual results or revised expectations.

USE OF PROCEEDS

      We estimate that we will receive approximately $           million in net proceeds from the sale of our common shares in this offering based on an assumed initial public offering price of $          per share (the midpoint of the estimated initial public offering price range), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of common shares by the selling shareholders in this offering.

      The principal purpose of this offering is to obtain a public market for our common shares, which we believe will facilitate our future access to the capital markets and enhance our ability to use our common shares for acquisitions. We intend to use approximately $11.5 million of the net proceeds from this offering for the following purposes:

•	to repurchase from Recall Total Information Management, Inc., one of our affiliates, $8.0 million of our common shares, or common shares at $ per share (90% of our assumed initial public offering price of $ per share), pursuant to a share repurchase agreement that we entered into with Recall on May 17, 2004; and

•	to repay KeyBank National Association $3.5 million currently outstanding under a note payable that we entered into to purchase our headquarters building and associated land in Westlake, Ohio, which expires on December 31, 2010 and bears interest at an annual rate equal to the lender’s prime rate minus 0.5% (3.50% at June 30, 2004). KeyBank National Association is an affiliate of KeyBanc Capital Markets, a division of McDonald Investments Inc., one of the underwriters in this offering.

      We expect to use the remainder of the net proceeds, equal to approximately $      million, for general corporate purposes, including sales and marketing expenses, research and development expenses and general and administrative expenses; capital expenditures; and acquisitions or investments in businesses, products, services or technologies complementary to our current business. We have no specific agreements or commitments and are not currently engaged in any negotiations with respect to any acquisition or investment. The amount and timing of our actual expenditures for general corporate purposes will vary significantly depending on a number of factors, including the amount of cash generated by our operations. Accordingly, our management will have broad discretion in the application of the unallocated portion of the net proceeds generated from this offering. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use these proceeds. Pending final use, we expect to invest the net proceeds of this offering in short-term, investment grade, interest-bearing securities or guaranteed obligations of the United States or its agencies.

CAPITALIZATION

      The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2004 on an actual basis and on an “As Adjusted” basis. The “As Adjusted” basis reflects the repayment of $1.0 million of indebtedness on May 5, 2004 and our sale of           common shares at an assumed offering price of $          per share (the midpoint of the estimated initial public offering price range), after deducting underwriting discounts and commissions and the estimated offering expenses payable by us and the application of a portion of the net proceeds therefrom to repurchase $8.0 million of our common shares at an assumed purchase price of $          per share (90% of the assumed initial public offering price), to repay $3.5 million of indebtedness, and the reclassification of redeemable common shares to shareholders’ equity as a result of the termination of the related put right upon completion of this offering. The table gives effect to a planned authorization of serial preferred shares and an increase in our authorized common shares, which will be effected in an amendment to our articles of incorporation that will be effective prior to the consummation of this offering. You should read this table together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our consolidated financial statements and related notes, included elsewhere in this prospectus.

	As of June 30, 2004

	Actual	As Adjusted

	(in thousands, unaudited)
Cash and cash equivalents	$7,112	$

Long-term debt, including current portion	$3,591	$
Redeemable common shares(1)	900
Shareholders’ equity:
Serial preferred shares, no par value; no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized, none issued and outstanding, as adjusted	—
Common shares, no par value; 25,000,000 shares authorized, 16,491,267 issued and outstanding, actual; 60,000,000 shares authorized, shares issued and outstanding, as adjusted(2)	189
Additional paid in capital	11,861
Retained earnings	8,688
Treasury shares, at cost	(10,471)

Total shareholders’ equity	10,267

Total capitalization	$14,758

(1)	Represents shares subject to a put right held by an existing shareholder, which right will terminate upon completion of the offering.

(2)	Common shares to be outstanding after the offering do not include:

•	3,180,570 common shares issuable upon exercise of outstanding options at a weighted average exercise price of $2.99 per share as of June 30, 2004, of which 1,493,654 common shares are subject to options that are vested and immediately exercisable; and

•	678,085 common shares available for future issuance under our stock option plans as of June 30, 2004.

      Prior to this offering, we expect to amend our 2003 Share Incentive Compensation Plan to increase the amount of common shares issuable under the plan from 1,000,000 common shares to 2,800,000 common shares.

DILUTION

      Our net tangible book value at June 30, 2004 was $           million or $          per share. Net tangible book value per share represents our total tangible assets less total liabilities, divided by the number of common shares outstanding. Dilution per share represents the difference between the amount per share paid by investors in this offering of common shares and the net tangible book value per share after the offering. After giving effect to the sale of common shares offered by us, at an assumed initial public offering price of $          per share, the midpoint of the estimated price range, and our application of the estimated net proceeds from the offering to repurchase $8.0 million of our common shares at an assumed purchase price of $     per share (90% of the assumed initial public offering price) and to repay $3.5 million of our indebtedness, our net tangible book value as of June 30, 2004, would have been $           million in the aggregate, or $          per share. This represents an immediate increase in net tangible book value of $          per share to existing shareholders and immediate dilution of net tangible book value to new investors purchasing common shares in the offering of $          per share. The following table illustrates the per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of June 30, 2004	$
Increase per share in net tangible book value attributable to the sale of common shares to new investors by us in this offering

Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

      The following table summarizes, on a pro forma basis as of June 30, 2004, the differences between the number of common shares purchased from us, the total consideration paid to us and the average price per share paid by the existing shareholders and by new investors purchasing common shares in the offering before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Common Shares
	Purchased		Total Consideration
Average Price
	Number	Percent	Amount	Percent	Per Share

Existing Shareholders		%	$	%	$
New investors

Total		100.0%	$	100.0%

      The repurchase of $8.0 million of our common shares based on the pricing assumptions set forth above will reduce the number of common shares held by existing shareholders to        % of the total number of common shares to be outstanding after this offering and will increase the percentage of such shares held by new investors to        %. If the underwriters’ over-allotment is exercised in full, the number of common shares held by existing shareholders will further be reduced to           % of the total number of common shares to be outstanding after this offering and will increase the number of common shares held by the new investors to           , or           % of the total number of common shares to be outstanding immediately after this offering.

      The calculations above assume no exercise of options outstanding on the date hereof. To the extent that any of these options are exercised, there will be further dilution to new investors. If all of these options are exercised, the percentage of common shares sold by us in this offering compared to the total number of common shares outstanding would decrease from           % to           %, the percentage of consideration paid by investors to us in the offering compared to the total consideration paid by all investors would decrease from           % to           % and the dilution per share to new investors would increase from $          per share to $          per share.

DIVIDEND POLICY

      Although we paid dividends of $0.10 per share in 2002 and $0.05 per share in 2003, we currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay dividends for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in future financing instruments and other factors our board of directors deems relevant.

SELECTED CONSOLIDATED FINANCIAL DATA

      The tables below set forth selected consolidated financial data for each of the years in the five-year period ended December 31, 2003 and for the six months ended June 30, 2003 and 2004. We derived the financial data for the years ended December 31, 2001, 2002 and 2003 from our audited consolidated financial statements included in this prospectus. We derived the financial data for the years ended December 31, 1999 and 2000 from our audited financial statements (reclassified to conform with the presentation in the December 31, 2001, 2002 and 2003 financial statements) not included in this prospectus. We derived the financial data for the six months ended June 30, 2003 and 2004 from our unaudited financial statements included in this prospectus. The unaudited financial statements have been prepared on substantially the same basis as the audited financial statements and, in our opinion, these financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for those periods. Historical results are not necessarily indicative of results to be expected in the future.

      Prospective investors should read the selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our consolidated financial statements and the related notes, included elsewhere in this prospectus.

									Six Months Ended
	Year Ended December 31,								June 30,

	1999		2000		2001		2002	2003	2003	2004

	(dollars in thousands, except per share data)								(unaudited)
Consolidated Statement of Income Data:
Revenues:
License revenues	$8,922		$15,188		$19,283		$17,034	$21,580	$10,682	$13,622
Maintenance revenues	2,140		3,035		4,695		9,184	13,615	6,197	8,328
Service revenues	946		1,313		1,954		2,328	4,653	1,965	2,187

Total revenues	12,008		19,536		25,932		28,546	39,848	18,844	24,137
Cost of revenues:
Cost of license revenues	390		869		406		841	1,343	763	714
Cost of maintenance revenues	692		881		1,360		2,137	2,259	1,290	1,166
Cost of service revenues	506		1,211		1,652		2,742	3,316	1,547	2,476

Total cost of revenues	1,588		2,961		3,418		5,720	6,918	3,600	4,356

Gross profit	10,420		16,575		22,514		22,826	32,930	15,244	19,781
Operating expenses:
Research and development	1,876		2,281		3,890		4,721	6,831	3,045	3,906
Sales and marketing	3,375		5,236		8,009		9,005	12,879	6,328	7,974
General and administrative	2,380		4,519		5,889		6,163	6,561	2,957	3,891

Total operating expenses	7,631		12,036		17,788		19,889	26,271	12,330	15,771

Income from operations	2,789		4,539		4,726		2,937	6,659	2,914	4,010
Other income (expenses), net	(111)		(140)		532		(281)	(222)	(118)	(133)

Income before taxes	2,678		4,399		5,258		2,656	6,437	2,796	3,877
Provision for taxes	0	(1)	62	(1)	1,960	(1)	1,039	2,408	979	1,619

Net income	$2,678	(1)	$4,337	(1)	$3,298	(1)	$1,617	$4,029	$1,817	$2,258

Net income per share:
Basic							$0.10	$0.24	$0.11	$0.14

Diluted							$0.09	$0.22	$0.10	$0.12

Weighted average number of common shares outstanding:
Basic							16,709,636	16,502,511	16,522,288	16,490,267
Diluted							18,208,708	18,060,872	18,097,039	18,161,265

	As of December 31,					As of
						June 30,
	1999	2000	2001	2002	2003	2004

	(dollars in thousands)					(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$486	$533	$9,285	$7,402	$6,972	$7,112
Working capital	997	1,720	5,563	303	653	2,037
Total assets	4,250	8,045	24,771	24,140	26,254	28,651
Long-term debt, less current portion	351	119	7,764	5,045	3,429	3,267
Total liabilities	2,253	3,867	17,357	18,048	17,352	17,484
Redeemable common shares	—	—	1,350	1,350	1,050	900
Shareholders’ equity	1,997	4,178	6,064	4,742	7,852	10,267

(1)	Effective February 1, 2001 we changed from S-Corporation status and became subject to taxes under Subchapter C of the Internal Revenue Code (C-Corp). Upon becoming a C-Corp, we recorded deferred tax expense of $0.2 million to establish cumulative deferred taxes. For the years ended December 31, 1999 and 2000 and the month ended January 31, 2001, the consolidated statement of income does not include a provision for federal or state income taxes. We were subject to local income taxes and provisions have been recorded for those periods. As a result, net income for the years ended December 31, 1999, 2000 and 2001 is not comparable to net income for the years ended December 31, 2002 and 2003. Accordingly, earnings per share information for the years ended December 31, 1999, 2000 and 2001 is not meaningful and is not presented herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

AND FINANCIAL CONDITION

      The following information should be read together with our consolidated financial statements, including the notes thereto, and other information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

      We provide ECM software that combines integrated document management, business process management and records management in a single application. Our software, OnBase, manages a wide variety of digital content, including scanned paper documents, faxes, print streams, application files, electronic forms, web content, multi-media files, and emails, as well as various stages of the document lifecycle, including creation/input, storage, retrieval, revision, distribution and publishing. Our software also seamlessly integrates with hundreds of line-of-business applications. We sell OnBase primarily through an indirect channel of solution providers, made up of more than 100 VARs and OEMs in North America, South America and Europe. We also complement our indirect channel with direct sales for certain large-scale deployments. Direct sales typically occur when a customer requests to work directly with us instead of a VAR. In addition, we provide a range of professional services, including integration, installation, education and project management services.

      We were founded in 1991. We have achieved organic annual revenue growth in all 13 years since inception, and positive net income for the last five consecutive years. Our revenues have grown from $12.0 million in 1999 to $39.8 million in 2003 and our net income has grown from $2.7 million in 1999 to $4.0 million in 2003. For the six months ended June 30, 2004, we generated revenues of $24.1 million and net income of $2.3 million. Since achieving positive cash flow from operations in 1999, we have funded our growth primarily through internal cash sources. We have raised a total of $13.8 million since our inception through the issuance of common shares, including the issuance of $12.0 million of common shares in January 2001. As of June 30, 2004, we had cash and cash equivalents of $7.1 million, retained earnings of $8.7 million and treasury shares of $10.5 million. Effective February 1, 2001, we changed from S-Corporation status and became subject to taxes under Subchapter C of the Internal Revenue Code.

      Our revenues and net income are highly dependent on the U.S. economy and the general state of IT spending by organizations in our targeted vertical industries, including financial services, healthcare, insurance, higher education and government. For example, in 2002 our revenue growth slowed significantly and license revenues decreased as a result of the U.S. recession and the dramatic slowdown in IT spending. In addition, although we still made a profit during a difficult year, our net income in 2002 declined to $1.6 million from $3.3 million in 2001. As the U.S. economy began to improve at the end of the first quarter of 2003, and continues to improve during 2004, we have experienced increased revenue growth. However, our operating performance will continue to be subject to the state of the U.S. economy and IT spending, and any slowdown in future periods will have an adverse effect on our revenue growth and net income.

      We have increased the number of personnel every year since 1999 in order to enhance our software, expand our product offerings, and offer superior service to our customers. We plan to continue to hire additional personnel for the foreseeable future, particularly in research and development, to achieve these goals. We also plan to expand our sales and marketing activities, both domestically and internationally, and expand our operational and financial systems and infrastructure to manage our anticipated growth.

      The discussion of our financial condition and results of operations that follows provides information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes. We also intend the discussion to provide information that will assist in understanding how certain accounting principles, policies and estimates affect our financial statements.

Important Information and Performance Indicators Considered by Management

      In evaluating our financial condition and operating performance, our management focuses on a wide variety of information and performance indicators. These include external considerations such as general market and economic conditions and competitor information, and internal information that includes, among other information, the following:

•	data concerning sales of our software to existing and new customers;

•	revenues generated from sales of maintenance and other services to existing and new customers;

•	the mix of revenues generated from license fees and services fees;

•	the mix of revenues generated from U.S. sales and from international sales;

•	our ability to manage our cost structure to support our revenue generation efforts while optimizing profitability; and

•	our employee headcount numbers, which numbers are directly reflective of our cost structure, particularly in our research and development and technical services departments.

Sources of Revenues

      We derive our revenues from sales of software, maintenance and services to our customers. Customers include solution providers, VARs and OEMs, that remarket our software; indirect end-user customers that purchase licenses of our software from our solution providers; and direct end-user customers that purchase licenses of our software directly from us. Our arrangements typically include: (1) an end-user license for the use of our products in perpetuity, generally based on a specified number of users; and (2) a maintenance arrangement that provides for technical support and product enhancements and new versions on a when-and-if available basis, generally over a period of 12 months. We derive our license and maintenance revenues from fees paid by our customers in exchange for these arrangements. We derive our professional services revenues primarily from the integration, installation, education and project management services related to the implementation of our products and training our solution providers and end-user customers. Our professional services do not involve the customization of our underlying software code.

      Our revenues generally depend on the sale of a relatively large number of licenses and maintenance agreements through a relatively small number of solution providers. However, no solution provider other than Fiserv accounted for more than 10% of our revenues in any of the past three fiscal years. Fiserv accounted for 13.3% in 2001, 14.0% in 2002, 13.7% in 2003 and 16.6% for the six months ended June 30, 2004. Any decline in sales of our OnBase software or any delay or deferral of any large purchases by any of our solution providers could materially and adversely affect our revenues or operating results. No single end-user customer accounted for 10% or more of our revenues in 2001, 2002 or 2003.

      License Revenues. We generate license revenues primarily from the sale of perpetual licenses to use our software, including (1) sales of our software to our solution providers for new indirect end-user customers and by us to new direct end-user customers and (2) sales of additional software to our solution providers for existing indirect end-user customers and by us to existing direct end-user customers. In circumstances where our solution providers perform integration and installation services for deployment of our products, we generally recognize all of the license revenues at the time the product has been delivered. In circumstances where we provide integration services and these services are necessary for delivery of the related software, we defer the revenues from these licenses until all elements of the transaction are completed. Our recognition of license revenues differs based on contract terms and end-user customer requirements. As a result, our license revenues may vary from period to period depending upon the mix of these arrangements we enter into in such periods. We recognize license revenues generated by our solution providers net of the discounts that we provide to them. To the extent a referral fee is paid to a third party when we sell directly to an end-user customer, the referral fee is recorded as a cost of license revenues, which is recognized in the same period that the related revenue is recognized. Please refer to “— Application of Critical Accounting Policies and Use of Estimates — Revenue Recognition,” for further information regarding recognition of license revenues.

      Maintenance Revenues. Maintenance revenues consist of sales of maintenance agreements associated with the sale of software licenses. In the case of an indirect end-user customer, we receive maintenance revenues from the solution provider that enters into an agreement to provide primary support of OnBase to the end-user customer. We sell maintenance, including product enhancements and new versions on a when-and-if available basis to the solution provider on an annual basis as secondary support for that indirect end-user customer. In the case of a direct end-user customer, we receive maintenance revenues directly from the end-user customer in connection with the sale and renewal of a direct maintenance agreement between the end-user customer and us. We generally sell maintenance on an annual basis with customers pre-paying for the full year. We record maintenance revenues as deferred revenues and recognize them ratably over the term of the maintenance agreement.

      Maintenance revenues can increase in any of three ways. The first, and most common, is when new licenses are sold. Customers are required to purchase an initial 12-month maintenance agreement and then have the option to renew the agreement annually. However, the increases in software and maintenance revenues will not be proportional as the revenues for maintenance agreements are recognized over the life of the agreement, which usually spans over multiple accounting periods, while the license revenues are recognized upon delivery. A second way maintenance revenues can increase is if there is an increase in the list price of one of our modules, as our maintenance fees generally are based on a percentage of the current list prices for our software modules. This occurs from time to time, but the effect on maintenance revenues is typically immaterial as the maintenance is only based on a fraction of this increase. The final way maintenance revenues can increase is if the percentage base used in the calculation of the maintenance fee is increased.

      Service Revenues. Service revenues consist of fees paid for our professional services. We charge for substantially all of our professional services on a time-and-materials basis and generally recognize service revenues when the services are performed or accepted, if the contract contains customer acceptance provisions. We occasionally provide services on a fixed price basis. To the extent we enter into a fixed-fee services contract we recognize revenues for those services upon completion. Incidental sales of hardware in connection with customer projects are recorded as service revenues.

      Service revenues are earned when we provide integration, installation, education or project management services for customers. These services are generally provided for new customers and, therefore, tend to occur in conjunction with the sale of new software. Therefore, an increase in software sales tends to lead to an increase in service revenues. The increases will again not necessarily be proportional though, due to timing differences in revenue recognition for software revenues and service revenues. While the software revenues are recognized upon delivery, the service revenues are not recognized until the service is actually performed.

Cost of Revenues

      Our cost of license revenues consists primarily of referral fees paid to third parties when we sell directly to an end-user customer and, to a lesser extent, third party royalties and distribution expenses, which is recognized in the period in which it is incurred. Because we record license revenues from our solution providers net of their discounts, but we record direct sales referred by our solution providers on a gross basis and record the associated referral fees as a cost of revenues, our margins on our license revenues would be affected in the event the mix between direct sales involving referral fees and indirect sales changes. While we expect that the absolute dollars would remain relatively constant, as our referral fees generally are comparable on a percentage basis to our solution providers’ discounts, an increase in direct sales referred by our solution providers would decrease our gross margin as a percentage of license revenues. Our cost of maintenance revenues consists primarily of salaries, benefits, travel and related overhead for our technical support and the cost of materials delivered with product enhancements and new releases. Our cost of service revenues consists primarily of salaries, benefits, travel and related overhead for our professional services personnel, and the cost of subcontractors for professional services. We have significantly increased our services personnel and expect to hire more personnel due to the time requirements of training new personnel and the anticipated growth in the need for qualified professionals. New personnel require training before they become fully productive. As a result, we expect our quarterly margins on service revenues to be adversely affected. Overhead costs are allocated to cost of revenues based on department headcount. Because the cost of maintenance and service revenues is substantially higher, as a percentage of related revenues, than the cost of license revenues, our overall gross margins vary from period to period as a function of the mix of license, maintenance and service revenues in such periods.

     Operating Expenses

      To date, all of our research and development expenses have been expensed as incurred, and consist primarily of salaries and benefits and other related overhead. Sales and marketing expenses consist primarily of salaries, benefits, commissions, advertising, promotional activities and materials, travel and other related overhead. Due to our indirect channel focus, commissions represent a small percentage of expenses related to sales. General and administrative expenses consist primarily of salaries and benefits for certain senior executives and finance, accounting, legal and administrative personnel and related overhead. Generally, we expect increases in our operating expenses to result from increased headcount attributable to our anticipated growth.

Application of Critical Accounting Policies and Use of Estimates

      Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). The application of GAAP requires our management to make estimates that affect our reported amounts of assets, liabilities, revenues and expenses. These estimates are evaluated on an on-going basis and are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

      Critical accounting policies are those that, in management’s view, are most important in the portrayal of our financial condition and results of operations. Those critical accounting policies that require significant judgments and estimates are allowance for doubtful accounts, stock-based compensation and accounting for income taxes. Our critical accounting policies are discussed below and are described further in Note 2 to the consolidated financial statements.

Revenue Recognition

      We account for revenues under the requirements of Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended by SOP 98-9, Software Revenue Recognition with Respect to Certain Transactions. Our revenues consist of software license revenues, maintenance revenues and professional service revenues. For all software arrangements we recognize revenues when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is deemed probable. SOP 97-2 also requires that arrangements with multiple elements allocate revenues to each element of the transaction based on vendor specific objective evidence of the relative fair values of each element, such as software licenses, maintenance, or professional services. We determine the fair value of each element based on the prices charged for each element when sold separately.

      Software License Revenues. We sell software licenses primarily through solution providers who deliver the software along with their own professional services to end-user customers. However, we do occasionally sell software, maintenance and professional services directly to end-user customers.

      For software sales to solution providers we consider signed purchase orders as evidence of an arrangement, as we do not have a customary business practice of obtaining signed contracts from solution providers in connection with purchase orders. Also, with respect to solution providers, we consider delivery to have occurred when the solution providers are given access to the licensed programs via our secure partner website. We monitor and conduct regular credit reviews of all of our solution providers. Collection is deemed probable if we expect that the solution providers will be able to pay amounts under the arrangements as payments become due and if the arrangements do not allow for rights of return. We currently do not have any contracts with solution providers that allow for rights of return. We have contracts with certain solution providers that do not require payment by the solution providers until they have been paid by the end-user customer. In these arrangements, we have determined that collection is not deemed probable until the solution provider has been paid by its customer. Accordingly, we defer the revenues until cash is collected and all other criteria of revenue recognition have been satisfied. We consider the fee to be fixed or determinable unless the fee is not payable within 90 days. We currently do not have contracts that allow for extended payment terms.

      For direct sales to end-user customers, we consider a signed contract to be evidence of an arrangement. We assess delivery, collectibility and whether fees are fixed and determinable for direct sales on the same basis as sales to solution providers. In the case where we consider the professional services to be required for the delivery of the software, we defer recognition of the related software revenues until completion of such services. Our standard arrangements contain a 14 day acceptance period. We consider the standard acceptance period to be perfunctory as the acceptance criteria are limited to conformity of the software to Hyland’s published documentation, formal acceptance is not required and the period is relatively short. License revenues from these arrangements are recognized as the software is delivered. In certain cases we have agreed to extended acceptance periods greater than 90 days, typically where the transaction involves the creation of new and complex configurations or integrations of the software. In such arrangements, we defer the license revenue until acceptance, as defined by the contract. End-user customer acceptance generally occurs either upon receipt of a written acceptance from the end-user customer or, in the absence of a written acceptance, automatically upon the end-user customer’s continued use of the software for more than seven days after the expiration of the acceptance period.

      Maintenance Revenues. Maintenance revenues are generated from agreements that require us to provide technical support and upgrades on a when-and-if available basis. Maintenance revenues are recognized ratably over the term of the agreement and are generally renewable on an annual basis. Maintenance rates, including subsequent renewal rates, are established based upon a specified percentage of license fees.

      Professional Service Revenues. Professional services consist of integration, installation, education, and project management services. Professional services are not considered essential to the functionality of the software and the revenues from professional services are recognized as the services are provided. Professional services revenues generally are not deferred; however, we will defer services revenues in situations where we have received payment for services that have not yet been performed or affirmative written acceptance of such services is required. We generally bill professional services on a time and materials basis, which is the deemed fair value. We provide professional services to both our solution providers and end-user customers.

      We also offer a hosted version of our software. Hosting revenues are recorded in accordance with Emerging Issues Task Force, or EITF, 00-3, Application of AICPA SOP 97-2 to Arrangements that Include the Right to Use Software Stored on Another Entity’s Hardware. We recognize hosting fees and set up fees ratably over the term of the hosting agreement.

      Payment Terms. Payment terms with our solution providers are dictated by the agreements with those parties but generally are 30 days from receipt of the software license codes and do not provide any rights of return. In cases where payment terms extend beyond three months, revenues are deferred and recognized when the payment becomes due and is deemed collectible. Payment terms for direct sales to end-user customers are negotiated as part of the contracts and generally require payments as implementation milestones are achieved. Revenues from these direct and negotiated arrangements are recognized upon acceptance as defined by the respective contract.

Allowance for Doubtful Accounts and Sales Return Reserve

      We evaluate the creditworthiness of our customers prior to order fulfillment, and we perform ongoing credit evaluations of our customers to adjust credit limits based on payment history and the customer’s current creditworthiness. We monitor collections from our customers and maintain an allowance for estimated credit losses based on historical experience and specific customer collection issues. While credit losses have historically been within our expectations and the provisions established in our financial statements, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Since our revenue recognition policy requires customers to be creditworthy, our accounts receivable are based on customers whose payment is reasonably assured. We do not believe a change in liquidity of any one customer or our inability to collect from any one customer would have a material adverse impact on our consolidated financial position. As an accommodation to our customers, we occasionally accept returns of certain software modules that provide functionality that the customer did not intend to purchase. Based on historical experience, we maintain a sales return allowance for the estimated amount of returns. While product returns have historically been minimal and within the allowances established by us, we cannot guarantee that we will continue to experience the same return rates that we have in the past. The allowances for doubtful account and sales return reserves totaled $0.1 million at December 31, 2002, $0.2 million at December 31, 2003 and $0.2 million at June 30, 2004.

Stock-Based Compensation

      We have adopted SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 permits us to use alternative methods to measure compensation expense associated with employee stock options. In accordance with SFAS No. 123, we have elected not to apply fair value-based accounting in measuring compensation expense for our employee stock option plans. Instead, we measure compensation expense for our employee stock option plans using the intrinsic value method prescribed by Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations. We record deferred stock-based compensation to the extent the deemed fair value of our common shares for financial accounting purposes exceeds the exercise price of stock options granted to employees on the date of grant, and amortize these amounts to expense over the vesting schedule of the options. Our board of directors determines the deemed fair value of our common shares. Because there has been no public market for our shares, the board of directors determined the deemed fair value of our common shares by considering a number of factors, including, but not limited to, our operating performance, significant events in our history, trends in the broad market for technology stocks, the price independent shareholders are able to obtain from other independent third parties when selling the stock and the market values of comparable public companies. In addition to considering these factors, our board of directors obtained a valuation as of July 30, 2003, from Valuemetrics Advisors, Inc., an independent provider of financial advisory and business valuation services. We recorded no deferred stock-based compensation for options granted for the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2004, since the exercise price of the stock options equaled or exceeded the deemed fair value of our common shares. Amortization expense for prior deferred stock-based compensation was not material during these periods. We could have reported materially different amounts of stock compensation expenses if different assumptions or criteria had been used to determine the deemed fair value of the stock options.

      As required by SFAS No. 123, as modified by SFAS No. 148, Accounting for Stock Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123, we provide pro forma disclosure of the effect of using the fair value-based method of measuring stock-based compensation expense. For purposes of the pro forma disclosure, we estimate the fair value of stock options issued to employees using the Black-Scholes option pricing model. Option valuation models require the input of highly subjective assumptions including the expected life of options and our expected stock price volatility. Therefore, the estimated fair value of our employee stock options could vary significantly as a result of changes in the assumptions used. See Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Income Taxes

      We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under this method, we determine deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of assets and liabilities and income. The difference between the tax basis of an asset or a liability and its reported amount on the balance sheet will result in a taxable or a deductible amount in some future years. Our deferred tax assets relate to state taxes and deferred compensation and deferred liabilities consist primarily of book to tax differences of depreciation.

Results of Operations

      The following table, unless otherwise indicated, sets forth certain consolidated statements of operations data expressed as a percentage of total revenues for the periods indicated. Period-to-period comparisons of our financial results are not necessarily meaningful and you should not rely on them as an indication of future performance.

				Six Months
				Ended
	Year Ended December 31,			June 30,

	2001	2002	2003	2003	2004

				(unaudited)
Revenues:
License revenues	74.4%	59.7%	54.2%	56.7%	56.4%
Maintenance revenues	18.1	32.2	34.2	32.9	34.5
Service revenues	7.5	8.1	11.6	10.4	9.1

Total revenues	100.0	100.0	100.0	100.0	100.0
Cost of revenues (as a percentage of related revenues):
Cost of license revenues	2.1	4.9	6.2	7.1	5.2
Cost of maintenance revenues	29.0	23.3	16.6	20.8	14.0
Cost of service revenues	84.5	117.8	71.3	78.7	113.2
Total cost of revenues	13.2	20.0	17.4	19.1	18.0

Gross margin	86.8	80.0	82.6	80.9	82.0
Operating expenses:
Research and development	15.0	16.5	17.1	16.1	16.2
Sales and marketing	30.9	31.6	32.3	33.6	33.0
General and administrative	22.7	21.6	16.5	15.7	16.1

Total operating expenses	68.6	69.7	65.9	65.4	65.3

Income from operations	18.2	10.3	16.7	15.5	16.7
Other income (expenses), net	2.1	(1.0)	(0.6)	(0.6)	(0.6)

Income before taxes	20.3	9.3	16.1	14.9	16.1
Provision for income taxes	7.6	3.6	6.0	5.2	6.7

Net income	12.7%	5.7%	10.1%	9.6%	9.4%

Comparison of the Six Months Ended June 30, 2003 and 2004

  Revenues

      License Revenues. License revenues grew 27.5% from $10.7 million in the six months ended June 30, 2003 to $13.6 million in the six months ended June 30, 2004. The increase in license revenues is due to an increase in sales order volume through our solution providers resulting from an improved economic environment that has led to increased spending in the technology sector. We believe that the management of enterprise content will become a critical application of organizations in today’s increasingly competitive and regulated business environment, and as a result expect our license revenues to grow as the ECM market grows.

      Maintenance Revenues. Maintenance revenues grew 34.4% from $6.2 million in the six months ended June 30, 2003 to $8.3 million in the six months ended June 30, 2004. The increase was the result of maintenance agreements associated with new software sales, as customers are required to purchase a 12 month maintenance agreement with all new license agreements. We anticipate that maintenance revenues will continue to be a strong source of revenues as new software sales increase and we continue to experience strong renewal rates among existing customers.

      Service Revenues. Service revenues grew 11.3% from $2.0 million in the six months ended June 30, 2003 to $2.2 million in the six months ended June 30, 2004. The increase was primarily the result of an increase of $0.3 million in installation and training fees, offset in part by a decrease in integration services fees of $0.1 million. The increase in installation and training fees is directly related to the increase in software license revenues. The decrease in integration services is due to the timing of completion of various projects. As our services are performed for new software sales, we expect service revenues to continue to grow as our license revenues increase.

  Cost of Revenues and Gross Margin

      Cost of License Revenues. Cost of license revenues decreased 6.3% from $0.8 million in the six months ended June 30, 2003 to $0.7 million in the six months ended June 30, 2004. The decrease in 2004 was primarily attributable to a decrease in the number of transactions involving the payment of referral fees to third parties for direct sales sourced by our solution providers. There are times when a sales opportunity is identified by one of our solution providers, but either at the request of the customer or the solution provider, the sale is handled directly by us and not through the solution provider. In these cases, a referral fee is paid to the solution provider for identifying the sales opportunity. Cost of license revenues consists primarily of these referral fees and royalties paid to some third-party software vendors upon the sale of certain products. These costs can fluctuate based on the number of direct sales initiated by our solution providers and by the mix of products requested by our customers. However, we do not anticipate a significant fluctuation in these costs. Furthermore, our direct sales accompanied by a referral fee produce the same gross profit as our sales made through our solution providers. Therefore, a fluctuation in our mix of direct and indirect sales would not have a material affect on our gross profit.

      Cost of Maintenance Revenues. Cost of maintenance revenues decreased 9.7% from $1.3 million in the six months ended June 30, 2003 to $1.2 million in the six months ended June 30, 2004. The decrease was due to the redeployment of certain technical support personnel to other positions resulting in a reduction of approximately $0.2 million in salaries and benefits. The decrease was partially offset by the addition of new technical support personnel with approximately $0.1 million in salaries and benefits. We expect the number of new personnel to increase in the future in order to effectively provide technical support to new customers.

      Cost of Service Revenues. Cost of service revenues increased 60.1% from $1.5 million in the six months ended June 30, 2003 to $2.5 million in the six months ended June 30, 2004. The increase was due to an increase in personnel in our project management and software services departments, which resulted in increased salaries and benefits and travel expenses. We have significantly increased our services personnel and expect to hire more personnel due to the anticipated overall growth in service revenues and the need for qualified professionals.

      Gross Margin. Gross margin increased from 80.9% for the six months ended June 30, 2003 to 82.0% for the six months ended June 30, 2004. The increase in gross margin was primarily attributable to the increase in license and maintenance revenues as a percentage of total revenues because license and maintenance revenues have greater margins than service revenues.

  Operating Expenses

      Research and Development. Research and development expenses increased 28.3% from $3.0 million for the six month period ended June 30, 2003 to $3.9 million for the six month period ended June 30, 2004. The increase was primarily associated with an increase in the number of research and development personnel needed to support the continued development of new products and enhancements necessary to penetrate new vertical markets, which resulted in an increase of approximately $1.0 million in salaries and benefits. As we continue to enhance our current suite of products and develop new modules to provide our customers with business solutions, we expect research and development costs to increase. However, we also anticipate that research and development costs, as a percentage of revenues will remain relatively consistent.

      Sales and Marketing. Sales and marketing expenses increased 26.0% from $6.3 million for the six month period ended June 30, 2003 to $8.0 million for the six month period ended June 30, 2004. Approximately $1.4 million of the increase in 2004 was the result of an increase in the number of sales and marketing personnel and marketing initiatives needed to support our continued penetration into various vertical markets, which resulted in increased salaries and benefits of $1.0 million and $0.4 million in marketing activities. We anticipate, that as the business grows, we will need to hire additional personnel and incur increased sales and marketing costs. However, we expect sales and marketing costs as a percentage of revenue to remain at a consistent level.

      General and Administrative. General and administrative expenses increased 31.6% from $3.0 million for the six month period ended June 30, 2003 to $3.9 million for the six month period ended June 30, 2004. The increase in 2004 was primarily attributable to the increase in the number of operations personnel necessary to provide an infrastructure sufficient to support our corporate growth, which resulted in increased salaries and benefits of $0.6 million. We anticipate general and administrative expenses to increase in the future as we incur costs associated with being a public company.

Comparison of the Years Ended December 31, 2002 and 2003

Revenues

      License Revenues. License revenues grew 26.7% from $17.0 million in 2002 to $21.6 million in 2003. The increase in license revenues was the result of increased sales volume, while prices remained relatively constant. Increased sales volume was attributable to increased sales and marketing efforts in certain vertical markets as well as improved economic conditions that led to higher levels of technology spending in 2003.

      Maintenance Revenues. Maintenance revenues grew 48.2% from $9.2 million in 2002 to $13.6 million in 2003. The increase in 2003 was primarily the result of maintenance agreements from new software sales. Also contributing to the increase in 2003 was a 20% maintenance fee increase for maintenance renewal agreements on sales originally made through our solution providers.

      Service Revenues. Service revenues grew 99.8% from $2.3 million in 2002 to $4.7 million in 2003. Approximately $1.3 million of the increase in 2003 was the result of an increase in sales of our OnBase workflow module, which we assisted end-users and solution providers in configuring to meet the end-users’ business needs. Additionally, service revenues increased about $0.8 million due to an increase in the installation services performed for our direct sales as well as those installations contracted for software sales made through our indirect sales channel.

Cost of Revenues and Gross Margin

      Cost of License Revenues. Cost of license revenues increased 59.6% from $0.8 million in 2002, to $1.3 million in 2003. The increase in 2003 was primarily attributable to an increase in the number of sales that are subject to a third party referral fee. The number of direct sales identified by our solution providers resulted in an increase in the amount of referral fees of approximately $0.7 million, which was offset by a decrease of $0.1 million in royalties paid to third-party software vendors. An increase in these direct sales that include a referral fee does not significantly impact our gross profit, in terms of absolute dollars, as the referral fee is paid in lieu of the discount that is typically given to the solution provider on indirect sales. We, therefore, do not anticipate that a future change in our direct and indirect sales mix would have a substantial impact on our gross profit.

      Cost of Maintenance Revenues. Cost of maintenance revenues was $2.1 million in 2002 and $2.3 million in 2003. As a percentage of maintenance revenues, the cost of maintenance revenues decreased from 23.3% in 2002 to 16.6% in 2003. This decrease as a percent of revenues was due to the fact that 94.7% and 86.3% of the cost of maintenance revenues in 2002 and 2003, respectively, consisted of salaries and benefits of department personnel, and the majority of these costs were fixed costs. Therefore, as headcount levels remained consistent in 2002 and 2003 and maintenance revenues increased, the cost of maintenance revenues as a percent of revenues decreased. We anticipate that both maintenance revenues and cost of maintenance revenues will increase as our business continues to grow.

      Cost of Service Revenues. Cost of service revenues increased 20.9% from $2.7 million in 2002 to $3.3 million in 2003. As a percentage of service revenues, the cost of service revenues decreased significantly from 116.6% in 2002 to 73.3% in 2003 due to the increase in workflow consulting and installation services. A majority of the cost of service revenues were salaries and benefits of service personnel. As service revenues increased, the utilization of these employees increased, and the cost of service revenues as a percent of revenues decreased. The increase in absolute dollars was due to an increase in salaries and benefits and travel expenses resulting from an increase in professional services personnel.

      Gross Margin. Gross margin increased from 80.0% in 2002 to 82.6% in 2003. The increase was primarily attributable to an improved margin on service revenues. This improved service revenues margin was the result of a significant increase in service revenues without a significant increase in the costs necessary to provide the services, which tend to be driven by personnel levels and thus are relatively fixed on an annual basis.

Operating Expenses

      Research and Development. Research and development expenses increased 44.7% from $4.7 million in 2002 to $6.8 million in 2003. The increase in 2003 was primarily associated with an increase in salaries and benefits of approximately $1.9 million and related overhead expenses of approximately $0.2 million due to the addition of personnel to accommodate our expanding research and development activities.

      Sales and Marketing. Sales and marketing expenses increased 43.0% from $9.0 million in 2002 to $12.9 million in 2003. The increase in 2003 was primarily associated with an increased effort to expand into our various vertical markets, as well as an aggressive campaign to increase add-on sales to existing customers. To support this effort and continued expansion, we increased the number of sales and marketing personnel. This resulted in increased salaries and benefits of approximately $2.0 million and employee related travel costs of $0.4 million. Additionally, we increased our spending on trade shows by approximately $0.5 million and on advertising and marketing materials by approximately $0.4 million.

      General and Administrative. General and administrative expenses increased 6.5% from $6.2 million in 2002 to $6.6 million in 2003. The increase in 2003 was attributable to an increase in the number of administrative personnel needed to support our corporate growth, which resulted in increased salaries and benefits of approximately $0.7 million. This increase was partially offset by a reduction in utilities and rent expense of approximately $0.4 million.

Comparison of the Years Ended December 31, 2001 and 2002

Revenues

      License Revenues. License revenues decreased 11.7% from $19.3 million in 2001 to $17.0 million in 2002. The decrease in license revenues in 2002 was attributable to lower sales volume due to a reduction in sales activity from our solution providers resulting from an overall global economic slowdown and a depressed IT spending environment.

      Maintenance Revenues. Maintenance revenues grew 95.6% from $4.7 million in 2001 to $9.2 million in 2002. As a percentage of total revenues, maintenance revenues increased from 18.1% in 2001 to 32.2% in 2002. The increase as a percentage of total revenues primarily reflected the decrease in license revenues in 2002. The increase in absolute dollars was primarily the result of an increase in the rate that we charged for our maintenance agreements implemented in 2002 of approximately 20%. The increase in absolute dollars was also the result of maintenance agreements from new software sales and continued renewals of existing maintenance agreements.

Cost of Revenues and Gross Margin

      Cost of License Revenues. Cost of license revenues increased 107.4% from $0.4 million in 2001 to $0.8 million in 2002. The increase in 2002 was primarily attributable to referral fees of $0.2 million paid to third parties for referrals of direct sales and $0.3 million of third party royalties paid. We have entered into royalty agreements for the use of third party software applications in some of our products. These royalty amounts have historically been nominal and we do not anticipate that any change in product mix would have a significant impact on our margins.

      Cost of Maintenance Revenues. Cost of maintenance revenues increased 57.1% from $1.4 million in 2001 to $2.1 million in 2002. The increase in 2002 was primarily attributable to an increase in personnel, which resulted in increased salaries and benefits of approximately $0.7 million.

      Cost of Service Revenues. Cost of service revenues increased 66.0% from $1.7 million in 2001 to $2.7 million in 2002. The increase in 2002 was primarily attributable to $0.4 million of contract labor costs to a third party systems integrator with whom we began a relationship in 2002. We also had hardware costs necessary to meet specific customer requirements of $0.4 million in 2002. Hardware is purchased, as necessary, when requested by our customers and sold at minimal margins. It is not an integral part of our business and we do not expect sales of hardware to have a significant impact on our margins on a prospective basis.

      Gross Margin. Our gross margin decreased from 86.8% in 2001 to 80.0% in 2002. The decrease in our gross margin was primarily attributable to the payment of referral fees and the use of contract labor for integration services.

Operating Expenses

      Research and Development. Research and development expenses increased 21.4% from $3.9 million in 2001 to $4.7 million in 2002. The increase in 2002 was primarily associated with an increase in salaries and benefits of approximately $0.7 million due to the addition of personnel. Research and development personnel increased in order to develop new or enhanced modules for future sales.

      Sales and Marketing. Sales and marketing expenses increased 12.4% from $8.0 million in 2001 to $9.0 million in 2002. The increase in 2002 was mostly due to a $0.4 million increase in conference expenses. In 2002, we significantly expanded our solution provider and end-user conferences and launched a series of geographically dispersed educational events for end-user customers. We also increased sales and marketing personnel in order to drive future revenue growth, which resulted in increased salaries and benefits and travel costs of approximately $0.5 million.

      General and Administrative. General and administrative expenses increased 4.7% from $5.9 million in 2001 to $6.2 million in 2002. The increase in 2002 was primarily attributable to an increase in the number of general and administrative personnel needed to support the anticipated growth of our business. This resulted in an increase in 2002 of $0.3 million in salaries and benefits.

     Other Income (Expenses), Net

      Other Income. We had other income in 2001 of $0.7 million from the lease of our current corporate headquarters. The building was acquired in January 2001 and immediately leased to the previous owner for approximately six months as part of the purchase agreement.

Selected Quarterly Operating Results

      The tables below show our unaudited consolidated quarterly statements of operations data for each of the ten most recent quarters, as well as the percentage of revenues for each line item shown unless otherwise indicated. This information has been derived from our unaudited consolidated financial statements, which, in our opinion, have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the information for the quarters presented. The results of operations for any quarter are not necessarily indicative of the results of operations in any future period.

	Three Months Ended

	Mar 31,	Jun 30,	Sept 30,	Dec 31,	Mar 31,	Jun 30,	Sept 30,	Dec 31,	Mar 31,	Jun 30,
	2002	2002	2002	2002	2003	2003	2003	2003	2004	2004

	(dollars in thousands, unaudited)
Revenues:
License revenues	$4,319	$3,621	$3,755	$5,339	$4,578	$6,104	$5,052	$5,850	$6,897	$6,725
Maintenance revenues	1,902	2,089	2,411	2,782	2,964	3,233	3,492	3,926	3,584	4,744
Service revenues	525	519	906	378	984	981	1,693	991	1,141	1,046

Total revenues	6,746	6,229	7,072	8,499	8,526	10,318	10,237	10,767	11,622	12,515
Cost of revenues:
Cost of license revenues	121	180	272	267	463	300	352	228	458	256
Cost of maintenance revenues	425	513	675	525	651	639	406	563	523	643
Cost of service revenues	340	501	893	1,008	748	799	903	866	1,232	1,244

Total cost of revenues	886	1,194	1,840	1,800	1,862	1,738	1,661	1,657	2,213	2,143

Gross profit	5,860	5,035	5,232	6,699	6,664	8,580	8,576	9,110	9,409	10,372
Operating expenses:
Research and development	1,047	1,186	1,182	1,306	1,422	1,623	1,872	1,914	1,771	2,135
Sales and marketing	2,486	1,943	1,848	2,728	2,392	3,936	3,347	3,204	3,997	3,977
General and administrative	1,491	1,548	1,499	1,625	1,391	1,566	1,887	1,717	1,910	1,981

Total operating expenses	5,024	4,677	4,529	5,659	5,205	7,125	7,106	6,835	7,678	8,093

Income from operations	836	358	703	1,040	1,459	1,455	1,470	2,275	1,731	2,279
Other income (expenses), net	6	(78)	(82)	(127)	(63)	(55)	(63)	(41)	(49)	(84)

Income before taxes	842	280	621	913	1,396	1,400	1,407	2,234	1,682	2,195
Provision for income taxes	382	61	207	389	412	567	572	857	691	928

Net income	$460	$219	$414	$524	$984	$833	$835	$1,377	$991	$1,267

	Three Months Ended

	Mar 31,	Jun 30,	Sept 30,	Dec 31,	Mar 31,	Jun 30,	Sept 30,	Dec 31,	Mar 31,	Jun 30,
	2002	2002	2002	2002	2003	2003	2003	2003	2004	2004

	(unaudited)
Revenues:
License revenues	64.0%	58.1%	53.1%	62.8%	53.7%	59.2%	49.3%	54.3%	59.3%	53.7%
Maintenance revenues	28.2	33.5	34.1	32.7	34.8	31.3	34.1	36.4	30.8	37.9
Service revenues	7.8	8.4	12.8	4.5	11.5	9.5	16.6	9.3	9.9	8.4

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenues (as a percent of related revenues):
Cost of license revenues	2.8	5.0	7.2	5.0	10.1	4.9	6.9	3.9	6.6	3.8
Cost of maintenance revenues	22.3	24.6	28.0	18.9	22.0	19.8	11.6	14.3	14.6	13.6
Cost of service revenues	64.8	96.4	98.6	266.3	76.0	81.4	53.3	87.3	108.0	118.9

Total cost of revenues	13.1	19.2	26.0	21.2	21.8	16.8	16.2	15.4	19.0	17.1

Gross margin	86.9	80.8	74.0	78.8	78.2	83.2	83.8	84.6	81.0	82.9
Operating expenses:
Research and development	15.5	19.0	16.7	15.4	16.7	15.7	18.3	17.8	15.2	17.1
Sales and marketing	36.9	31.2	26.1	32.1	28.1	38.2	32.7	29.8	34.4	31.8
General and administrative	22.1	24.9	21.2	19.1	16.3	15.2	18.4	15.9	16.5	15.8

Total operating expenses	74.5	75.1	64.0	66.6	61.1	69.1	69.4	63.5	66.1	64.7

Income from operations	12.4	5.7	10.0	12.2	17.1	14.1	14.4	21.1	14.9	18.2
Other income (expenses), net	0.1	(1.3)	(1.2)	(1.5)	(0.7)	(0.5)	(0.7)	(0.4)	(0.4)	(0.7)

Income before taxes	12.5	4.4	8.8	10.7	16.4	13.6	13.7	20.7	14.5	17.5
Provision for income taxes	5.7	1.0	2.9	4.6	4.8	5.5	5.6	7.9	6.0	7.4

Net income	6.8%	3.4%	5.9%	6.1%	11.6%	8.1%	8.1%	12.8%	8.5%	10.1%

      Our revenues in general, and our license revenues in particular, are difficult to forecast and are likely to fluctuate substantially from quarter to quarter due to a number of factors, many of which are outside of our control, including the fact that most of our sales originate with our solution providers and we have limited visibility with respect to their future sales. In addition, we budget our operating expenses based on our estimates of future revenues and a high percentage of our expenses are fixed in the short term. We also may be subject to unanticipated increases in expenses, such as legal costs, costs of regulatory compliance, costs of foreign operations and costs to retain our employees.

Liquidity and Capital Resources

      Since our inception, we have raised a total of $13.8 million through the issuance of common shares, including $12.0 million in January 2001. Since achieving positive cash flow from operations in 1999, we have funded our growth primarily through internal cash sources. As of December 31, 2003 and June 30, 2004, we had cash and cash equivalents of $7.0 million and $7.1 million, respectively. Assuming the successful completion of our offering, our cash and cash equivalents are expected to increase by approximately $           million, which is the expected net proceeds that we will receive, after underwriting discounts, offering expenses, the repurchase of $8.0 million of our common shares, and the repayment of our $3.5 million note payable. We do not have any intended use for such cash net proceeds at the moment and would expect our interest income to increase in future periods as a result of the net increase in our cash position.

      We believe our existing cash balance, credit facilities, the net proceeds from this offering and cash from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support software development efforts, the expansion of sales and marketing activities, the timing of introductions of new software and enhancements to existing software, and the continuing market acceptance of our software. To the extent that the net proceeds of this offering, together with existing cash and cash equivalents and any cash from operations, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. In the event additional financing is required, we may not be able to raise it on acceptable terms or at all.

Net Cash Provided by Operating Activities

      Net cash provided by operating activities was $3.0 million during the six months ended June 30, 2004, a decrease of $0.6 million from $3.6 million during the six months ended June 30, 2003. The decrease was primarily due to increased working capital requirements from the growth of our business. While net income increased by $0.5 million, the timing of cash receipts and payments caused a $0.8 million increase in accounts receivable and a $0.6 million decrease in trade accounts payable. This change was offset by an increase in deferred revenue of $1.0 million resulting from the increase in maintenance agreements associated with our growth of sales of software licenses.

      Net cash provided by operating activities was $6.9 million during the year ended December 31, 2003, an increase of $3.0 million from $3.9 million during the year ended December 31, 2002. The overall increase was due primarily to an increase in net income of $2.4 million. Net cash provided by operating activities was $8.3 million during the year ended December 31, 2001. From 2001 to 2002, cash provided by operating activities decreased by $4.4 million primarily due to the decrease in net income as well as the timing of certain tax payments.

Net Cash Used by Investing Activities

      Net cash used in investing activities was used for capital expenditures, including the purchases of land and buildings, equipment, software, and furniture to support the growth of our business. We expect capital expenditures to increase in future periods consistent with our anticipated growth in personnel and infrastructure, including facilities and systems. We expect to invest approximately $6.0 million in the expansion of our corporate headquarters facility over the next two fiscal years. We also expect to fund these capital expenditures with cash generated from operations.

Net Cash Provided by (Used in) Financing Activities

      Net cash used in financing activities was $1.5 million during the six months ended June 30, 2004, a decrease of $2.2 million from $3.7 million during the six months ended June 30, 2003. The decrease was primarily attributable to payments on notes payable to shareholders of $2.5 million made in the first quarter of 2003 compared to payments of $1.3 million made in the second quarter of 2004. Net cash used in financing activities was $5.0 million during the year ended December 31, 2003, an increase of $1.8 million from $3.3 million used during the year ended December 31, 2002. The increase was primarily attributable to payments on notes payable to shareholders of $2.6 million. Net cash provided by financing activities during the year ended December 31, 2001 was $4.5 million. The difference of $7.7 million between 2002 and 2001 is primarily due to the $12.0 million sale of common shares and offset by distributions to shareholders and the repurchase of common shares.

Contractual Obligations

      The following table describes commitments to settle contractual obligations in cash as of June 30, 2004. It does not reflect the use of proceeds from this offering to repurchase certain common shares or repay our outstanding note payable.

	Payments Due by Period

		Less than	1 to 3	3 to 5	More than
Contractual Obligations	Total	1 year	years	years	5 years

Note payable — mortgage	$3,416	$207	$414	$414	$2,381
Redeemable common shares(1)	900	150	300	300	150
Capital lease obligation	176	117	58	—	—
Operating lease obligation	38	34	4	—	—

(1)	The amount recorded as redeemable common shares reflect shares that are subject to a shareholder’s put right, which right expires upon completion of this offering.

      In January 2001, we entered into a loan agreement with KeyBank National Association, an affiliate of KeyBanc Capital Markets, a division of McDonald Investments Inc., one of the underwriters in this offering, as evidenced by a note payable of $4.1 million to purchase land and a building in Westlake, Ohio. The loan is payable in 119 monthly principal installments of $17,250 with a final payment of $2.0 million due December 31, 2010. The note payable bears interest at the lender’s prime rate minus 0.5% and is secured by substantially all of our assets. We expect to repay this note payable with a portion of the net proceeds from this offering. We also have a line of credit that allows for borrowings up to $5.0 million at 1.0% below the lender’s prime rate. We have not borrowed against the line of credit since 2001 and there is no outstanding balance as of June 30, 2004.

      Until May 2004, the note payable and the line of credit facility contained various covenants and restrictions with respect to, among other things, a minimum tangible net worth, current and senior liabilities to adjusted tangible capital ratios (all as defined in the agreement), and included a clause that allowed the lender to accelerate the scheduled maturities or cancel the financing agreement if we were in violation of a covenant or if the lender believed the prospect of payment of indebtedness or performance of our obligations was impaired. In 2001 and 2002, we obtained waivers for the year-end debt to tangible net worth ratio and minimum net worth covenants to allow us to repurchase our common shares. In May 2004, in anticipation of this offering, we amended our agreements to revise our financial covenants. The only remaining financial covenant is a minimum cash balance requirement.

      In July 2001, we entered into a share repurchase agreement with John P. Hyland, Jr. and Gretchen A. Hyland to repurchase 1,176,471 common shares for a purchase price of $5.0 million. We paid $2.0 million in cash and issued a note for the balance of the purchase price. The note bears interest at 5.65% payable quarterly on the unpaid balance. Additional principal was paid in two installments of $1.0 million on February 13, 2002 and July 1, 2003. A final installment of the unpaid balance was paid on May 5, 2004.

      In May 2004, we entered into a share repurchase agreement with Recall Total Information Management, Inc., or Recall, to repurchase $8.0 million of our common shares at a price per share equal to 90% of our initial public offering price, conditioned upon, among other things, the completion of this offering.

Off-Balance Sheet Financings

      We do not have any off-balance sheet entities or arrangements. We have only one subsidiary, and it is consolidated for financial reporting purposes. We do not have any interests in or relationships with any special-purpose entities that are not reflected in our financial statements.

Recent Accounting Pronouncements

      In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. This interpretation applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. With respect to variable interest entities created before January 31, 2003, in December 2003 the FASB issued FIN 46R, which, among other things, revised the implementation date to the first fiscal years or interim periods ending after March 15, 2004, with the exception of Special Purpose Entities (SPEs). The consolidated requirements apply to all SPEs in the first fiscal year or interim period ending after December 15, 2003. The adoption of FIN 46 and FIN 46R did not have an impact on our consolidated financial statements. As of December 31, 2003 and June 30, 2004, we did not have any investments in variable interest entities.

      On March 31, 2004, the FASB issued its Exposure Draft, Share-Based Payment, which is a proposed amendment to SFAS No. 123, Accounting for Stock-Based Compensation. Generally, the approach in the Exposure Draft is similar to the approach described in Statement 123. However, the Exposure Draft would require all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The FASB expects to issue a final standard late in 2004 that would be effective for our 2005 fiscal year. We expect to continue to grant stock-based compensation to employees and the impact of the adoption of the new standard, when and if issued, may have a material impact on our future results of operations.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The adoption of SFAS No. 150 did not impact our consolidated financial position or results of operations.

Quantitative and Qualitative Disclosures about Market Risk

      Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates. We anticipate that, in the future, our market risk exposure will include foreign exchange rates. We do not hold or issue financial instruments for trading purposes.

Interest Rate Risk

      The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities in which we invest may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with an interest rate fixed at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. To minimize this risk, we maintain our portfolio of cash equivalents in a variety of securities, including commercial paper, money market funds, government and non-government debt securities and certificates of deposit, all with maturity dates of three months or less. We do not believe that a 10% change in interest rates will have a significant impact on our interest income. As of June 30, 2004, all of our investments were in money market accounts, certificates of deposit, high quality corporate debt obligations or United States government securities.

      Our exposure to market risk also relates to the increase or decrease in the amount of interest expense we must pay on our outstanding debt instruments, primarily borrowings under a note payable on our headquarters and a revolving credit line that we entered into with KeyBank National Association (see Note 3 of the notes to our consolidated financial statements). The note payable and line of credit bear a variable interest rate based on the lender’s prime rate minus 0.5% and 1.0%, respectively. The risk associated with fluctuating interest expense is limited to these debt instruments and we do not believe that a 10% change in the prime rate would have a significant impact on our interest expense. At December 31, 2003 and June 30, 2004, we had no outstanding borrowings on the line of credit.

Foreign Currency Exchange Risk

      Presently, our revenues and our expenses are denominated in U.S. dollars. As a result, we have no exposure to currency exchange risks and have had no foreign exchange losses to date. We have entered into a Yen denominated agreement with a solution provider in Japan, although we have not yet recognized any revenues from that arrangement. We do not currently enter into forward exchange contracts to hedge exposure denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes. In the future as we expand internationally, we may enter into hedging transactions to help mitigate the risk associated with an increase in foreign currency exposure.

BUSINESS

Overview

      We provide ECM software that combines integrated document management, business process management and records management in a single application. The rapid growth of digital content and the increasing complexity of business processes and regulatory requirements have prompted organizations of all sizes to seek scalable software solutions that improve digital content management and automate document-based business processes. Our software, OnBase, allows organizations to manage, control and share digital content with employees, business partners, customers and other constituencies. Our customers use OnBase to automate business processes, reduce the time and cost of performing important business functions, improve organizational efficiency and address the need for regulatory compliance.

      We began the development of our OnBase software in 1991, and we have developed more than 60 configurable modules in response to the needs of our diverse customer base across various industries. Our OnBase modules fall into five core areas: Input and Capture, Management and Retrieval, Distribution and Output, Vertical Industry Applications and Integration. Since our founding, we have gained extensive industry knowledge and have developed modules specifically for the financial services and healthcare industries and for government organizations. We designed the OnBase architecture to be both flexible and scalable to allow our customers to rapidly deploy our software, seamlessly integrate OnBase with existing applications and realize a quick, measurable return on investment.

      We sell OnBase primarily through an indirect channel of solution providers, made up of more than 100 VARs and OEMs in North America, South America and Europe. We also complement our indirect channel with direct sales for certain large-scale deployments. Direct sales typically occur when an end-user customer requests to work directly with us instead of a VAR. The majority of our end-user customers are medium-size organizations or departments within large organizations that deploy our software to address specific business needs. Over 4,000 organizations across numerous industries, including financial services, healthcare, insurance, higher education, government, transportation and manufacturing have purchased our software since our inception, and a substantial majority of these end-user customers currently have maintenance agreements. The following end-user customers represented 12 of our largest end-user customers for the year ended December 31, 2003, based upon the vertical markets in which each organization operates and measured by total sales invoiced: Tower Federal Credit Union and The Bank of New York (financial services); HCA, Inc. and Advocate Health & Hospitals (healthcare); Blue Cross Blue Shield of Oklahoma and Noridian Government Services (insurance); University of California — Davis and Indiana University (higher education); U.S. Senate Sergeant at Arms, Westchester County, New York (government); and Time Warner Cable and Roadway Express (other).

      We were founded in 1991. We have achieved annual organic revenue growth in all 13 years since inception and positive net income for the last five consecutive years. For the year ended December 31, 2003, we reported total revenues of $39.8 million and net income of $4.0 million. For the six months ended June 30, 2004, we reported revenues of $24.1 million and net income of $2.3 million compared to $18.8 million and $1.8 million for the same period in 2003, respectively. See Note 12 to our consolidated financial statements included elsewhere in this prospectus regarding financial information about geographic areas.

Industry Background

      Over the past 15 years, organizations have experienced a rapid increase in the production of digital content, as well as paper documents. The wide-spread use of personal computers, productivity software, the Internet and email in today’s work environment have contributed to the growth of information flow within and between organizations of all sizes. This growth has exposed the inadequacies of the traditional document management methods that organizations have historically used to manage the creation, capture, customization, management and delivery of their documents.

Traditional Business Processes

      Traditional business processes, such as loan processing, medical records management and insurance underwriting, typically required the use of hardcopy documents during several stages of the process. These manual processes often resulted in significant costs associated with printing and distribution of paper documents and lengthy turnaround times due to the speed at which the hardcopy can be transferred or shared amongst the parties involved. The incremental cost and time associated with paper-based processes greatly limits an employee’s ability to efficiently communicate and work with parties in different locations. In addition, paper documents require physical archival and storage facilities, which often results in significant costs to organizations, particularly for those that process large amounts of information in the course of daily business.

      Many businesses today have numerous decentralized data repositories, often making information retrieval an expensive and time-consuming task. The same data file may be housed in a number of different locations within the enterprise, including personal and network storage drives, email messages and attachments, removable media and, in the case of hardcopy, file cabinets. Identifying the appropriate contact person and coordinating the transfer of the proper file can be a time consuming and arduous process, particularly in organizations with a geographically dispersed work force. The inability to effectively recall, share and reuse data can result in significant inefficiencies and unnecessary costs.

Evolution of Content Management Software

      In an effort to alleviate some of the issues associated with paper-based documents, technology vendors developed the first generation of image processing technologies. These early systems included hardware components, scanners, optical disks and other compression technologies that enabled organizations to begin storing their paper-based documents in the form of digital images. Many of these solutions were built on proprietary architectures and required a significant amount of customized integration and expense to be used productively.

      The next generation of technologies included document management and workflow capabilities. Client/server architectures also evolved to enable the distribution of computing tasks among multiple PCs across an organization’s computer network. As the use of the Microsoft Windows operating system became more prevalent, organizations had a newfound ability to deploy user-friendly systems. However, most document management technologies utilized separate proprietary repositories for different types of data. Organizations often did not view the content within these repositories as mission critical, thereby limiting document management initiatives and budgets. Generally, only larger enterprises could justify the expense of deploying document management technologies.

      More recently, vendors began to offer electronic document management systems that integrated imaging, workflow, document management and, in some cases, computer output to laser disc (COLD) technologies. To round out their product offerings, vendors developed additional functionality or purchased third party technologies for eventual integration. New technologies such as web-content management and portals have also emerged to address the need to manage content accessed over the Internet. Although many vendors claimed to offer integrated product suites, multiple repositories continued to exist in many systems. Document management technologies continued to appeal mainly to early adopters, and deployments remained most cost effective to larger organizations.

Emergence of Enterprise Content Management Solutions

      We believe that ECM vendors today seek to develop products with a single integrated back-end to deliver an end-to-end solution that spans the document life cycle: capture, organization, collaboration, storage and distribution of any content object. As a result, the market for content management technologies has experienced significant consolidation in recent years as vendors have attempted to round out their product suites. ECM vendors have begun to provide technologies that include: electronic document management, web content management, COLD, digital asset management, portals, collabora-

tion, business process management, forms, records management and print distribution. We believe several factors will continue to drive the adoption of ECM solutions, including:

•	Content Explosion. Organizations continue to look for ways to cope with ever-increasing amounts of unstructured content including scanned paper documents, faxes, print streams, application files, electronic forms, web content, multi-media files, and emails. A recent study by the University of California at Berkeley estimates that the worldwide production of office documents increased at an average annual growth rate of 12.7% between 1999 and 2002. In addition, email has become one of the most widespread forms of communication.

•	Process Automation. Organizations seek to save time and money by automating manual or paper-based processes. For example, financial organizations use ECM solutions to realize significant savings by automating manual tasks such as check and insurance claim processing. Workflow-based content management solutions reduce costs and improve organizational efficiency by standardizing business processes.

•	Browser-based Deployments. The ability to deploy and access ECM functionality over the web will likely drive the adoption and delivery of ECM software. Browser-based deployments provide the information worker with the ability to manage enterprise content in an intuitive, point-and-click format within their browser from any computer with web access. In addition, browser-based deployments allow for a timely and cost-effective delivery of the product to a large number of users within an organization.

•	Growing Need for Regulatory Compliance. Guidelines and requirements outlined by the Sarbanes-Oxley Act of 2002 and new SEC rules introduced highly significant legislative changes to the financial practices and corporate governance of public companies. In addition, we believe industry-specific regulatory compliance requirements such as the U.S.A. PATRIOT Act, the Gramm-Leach-Bliley Act and Check 21 in financial services and the Health Insurance Portability and Accountability Act (HIPAA) in healthcare, will increase demand for software solutions that manage records, control access to and distribution of information and reduce potential liability from non-compliance and private litigation.

Market Opportunity

      Organizations today are challenged to manage costs, improve efficiency, maintain compliance with evolving and expanding rules and regulations, and effectively manage enterprise content. We believe that these business challenges have elevated the importance of document content, access and control to the senior executive level and have made ECM technologies a mission critical application for large organizations, and increasingly for small- and medium-size organizations. As a result, organizations are developing and implementing their own unique document management strategies. As an integral part of these strategies, many organizations have created budgets for ECM projects and elevated the priority of ECM technologies in their information technology infrastructures. We expect the ECM market to continue to grow. IDC estimates that the market for ECM software will grow from $2.7 billion in 2003 to $4.1 billion in 2008 (see “Worldwide Content Management Software 2004-2008 Forecast,” IDC #31009, March 2004).

Enterprise Content Management Challenges

      Many ECM technology vendors focus their marketing efforts on convincing customers to purchase enterprise-wide, fully integrated and interoperable solutions. Some of these vendors have pursued acquisitions in an attempt to increase functionality across their product lines and have had varying levels of success in integrating the acquired technologies into a total end-to-end solution. We believe that many potential customers of ECM software find it challenging to justify the time and expense associated with broad enterprise deployments and struggle to achieve an adequate return on investment. In addition, enterprise-wide deployments are often undertaken without adequate attention to the particular content management needs of individual departments. As a result, individual departments within many of these organizations have opted to make independent purchases of specific solutions to address their more immediate content management needs. We believe the challenges that organizations face in deploying ECM software include the following:

•	Lack of Configurability and Ability to Integrate. Organizations today seek flexible solutions that can be configured both rapidly and cost-effectively to manage all document types across multiple departments. Organizations also need ECM software that adapts to their existing business processes and integrates with their line-of-business systems. The ability to meet these needs allows organizations to leverage the value of their information by sharing it among many users and applications.

•	Lack of Vertical Functionality. The specific needs and challenges faced by customers in one industry can be very different than those in another. Many existing ECM software products lack the flexibility to address the industry specific needs of customers without extensive custom programming. End-users increasingly have become focused on products designed to solve specific industry problems, as evidenced by the decisions of individual departments within the enterprise to initiate the purchase of their own ECM software.

•	Significant Time for Deployment. Many enterprise-class ECM systems require significant time to design and implement. However, due to budget limitations and productivity demands, organizations look for ECM systems that can be deployed and upgraded rapidly to allow them to quickly realize a return on their software investments. Many departments within large organizations prefer targeted solutions to address immediate business needs instead of waiting for the implementation of enterprise-wide ECM software.

•	High Total Cost of Ownership. Many existing ECM software solutions fail to address the specific needs of individual customers without significant customization at all stages of the software’s deployment. When combined with software license fees and ongoing support costs, some of these ECM software products either become cost prohibitive to certain organizations, or provide relatively high overall ownership costs that can negatively impact a customer’s return on investment.

The Hyland Solution

      OnBase enables a broad spectrum of organizations of all sizes to improve operational efficiency and effectiveness. OnBase allows organizations to manage digital content and automate business processes that require the exchange of information, including scanned paper documents, faxes, print streams, application files, electronic forms, web content, multi-media files, and emails. OnBase enables our customers to archive, manage and deliver digital content in a secure and reliable infrastructure across the extended organization. OnBase allows our customers to address important organizational objectives and industry-specific requirements by delivering configurable technology that can be deployed, integrated and maintained in a cost-effective manner.

We Address Organizational Objectives

      OnBase provides value to customers by addressing important organizational objectives, including:

      Cost Reduction. OnBase helps our customers reduce costs by eliminating much of the infrastructure needed to support physical documents such as file cabinets, printers, copiers, fax machines and offsite physical storage facilities. In addition, by using OnBase to automate important business processes, our customers reduce the time required to complete those processes thereby increasing the productivity of their existing workforce.

      Collaboration. OnBase promotes greater collaboration by removing the proximity requirement that constrains manual processes. OnBase eliminates the need to recreate content and allows employees to remain productive by providing simultaneous secure, real-time access to content across a decentralized working group.

      Customer Service. OnBase enables our customers to deliver a high level of customer service by responding to requests in real-time. OnBase empowers customer service representatives to resolve issues on the first call thereby reducing future billing errors and minimizing discrepancies. OnBase also allows our customers to provide their clients with web-based access to important documents such as billing statements, medical records, insurance claims forms and contracts.

      Compliance. OnBase helps organizations address regulatory compliance by managing digital content and documenting business processes. OnBase enables our customers to secure content access, standardize business processes, and retain content based on internal policy and regulatory requirements. OnBase addresses concerns such as personal privacy, corporate accountability and security risk management. OnBase can be used to help manufacturers maintain ISO compliance, hospitals adhere to HIPAA regulations, lenders comply with the U.S.A. PATRIOT Act and the Gramm-Leach-Bliley Act and public companies meet Sarbanes-Oxley Act requirements.

We Address Industry-Specific Requirements

      OnBase delivers value to any organization that must retain large amounts of digital content, provide fast, secure access to digital content and efficiently route digital content according to pre-defined processes. However, the use of digital content and related workflows varies across industries. In specific industries, we have developed an understanding of our customers’ business processes that has enabled us to design solutions that specifically address their needs. In collaboration with our solution providers, we serve a number of vertical markets that include:

      Financial Services. Financial institutions that include commercial banks, mortgage and consumer lenders, credit unions, community banks and investment firms use OnBase for the imaging, archival, retrieval and distribution of digital content. We have developed modules that address specific business processes of the financial services industry such as check, payment and remittance processing. To provide a single point of access to information, our software integrates with existing financial services systems such as core processing, loan origination, portfolio accounting and call center systems.

      Government. Federal, state and local government organizations face increasing pressure to manage large volumes of information in an efficient manner to improve both citizen services and internal operations. To provide cost-effective and timely access to information, we believe that government organizations must establish business processes and deploy sophisticated technologies to address the specific needs of diverse services including public safety, court and justice systems, health and human services, vital records and affordable housing. We have developed tools for governmental organizations to manage document retention schedules and provide real-time access to personnel records, correspondence, registrations, regulatory compliance forms, business process manuals and citizen records.

      Healthcare. In today’s dynamic healthcare environment, healthcare organizations must deliver access to current and accurate patient and staff information to employees, patients, vendors and regulatory agencies. These organizations must manage a wide variety of digital content including documents, patient records, pictures, diagnostic images and multi-media files. We believe that healthcare organizations require new technologies to increase the efficiency of digital content access and management, streamline workflow processes, enhance the patient experience, improve physician services, meet regulatory requirements, and protect against litigation. OnBase allows our healthcare customers to improve digital content management and enhance operational functions such as patient billing, collections and Medicare compliance review support. OnBase provides the access security, transaction logs and document history reporting necessary to assist customers in meeting HIPAA and Centers for Medicare and Medicaid Services (CMS) regulatory requirements.

      Higher Education. Colleges and universities face significant challenges that include increasing competition for students, escalating operating costs and new government regulations. While governments reduce funding for higher education, the growth in demand for student financial aid continues at a rapid pace. To operate at optimal efficiency and meet the needs of current and prospective students, we believe that colleges and universities must deploy technologies to automate paper-driven processes, satisfy lengthy student record retention periods and address new regulatory requirements. Our software enables our higher education customers to digitize, standardize and automate numerous departmental processes, including admissions, financial aid, registrar, human resources, accounts payable, alumni records and development.

      Insurance. Deregulation in the insurance industry has removed barriers that once segmented the industry and prevented companies from entering the market, offering new products or opening new lines of business. This change has created demand for new technologies to support customer acquisition and retention, improve customer service, reduce operating expenses and manage information throughout an organization. Our software enables insurance carriers, managed general agents and third party administrators to achieve increased performance by addressing specific business processes in areas that include underwriting, claims, marketing and finance.

The Benefits of Our Software

      We have designed OnBase to provide maximum flexibility to organizations of all sizes across numerous industries. OnBase can be deployed on an enterprise-wide basis or within a department to address a specific business need. Our end-user customers decide how, when and where to deploy our software to maximize their return on investment as their needs change with the evolution of their organizational processes. The key benefits of our software include the following:

      Comprehensive, Modular Solution. We began the development of our OnBase software in 1991, and we have developed more than 60 configurable modules in response to the needs of our diverse customer base across a number of industries. We possess extensive industry-specific expertise and have developed modules specifically for the financial services and healthcare industries and for government organizations. We have designed our scalable architecture to allow our customers to rapidly deploy our ECM software, enable seamless integration with existing applications and realize a quick, measurable return on investment. Our modular approach allows our customers to deploy our software at their own pace — one department at a time — one module at a time.

      Out-of-the-box Configurability. OnBase, developed on a common code base, utilizes a single relational database, configuration utility and customizable user interface for all processing and retrieval. This enables OnBase to provide extensive, out-of-the-box functionality to support sophisticated content management and workflow solutions. Our customers can configure OnBase using point-and-click functionality, giving non-programmers the ability to design and deploy sophisticated workflow solutions.

      Ease of Integration. The OnBase Application EnablerTM module enables our customers to rapidly integrate OnBase with Windows and web-based applications, without the need for custom coding. We believe this intuitive tool offers organizations a powerful capability to provide agile content management functionality to core line of business applications. For more complex integrations, OnBase uses Visual Basic scripting and robust application programming interfaces (APIs) to integrate with e-commerce solutions and legacy systems.

      Secure, Scalable and Reliable Architecture. The OnBase security model allows customers to manage user access to specific OnBase product functions. OnBase achieves security by creating a custom set of product rights and privileges for each user group. The OnBase architecture provides scalable and reliable access to OnBase content repositories and backward compatibility with existing OnBase content, security, user group, database and file storage configurations.

      Rapid Deployment. We have designed OnBase to be deployed in less time, using fewer resources, than other enterprise-class ECM software. Many of our customers deploy our software with little or no custom programming. Our software automates the configuration of our data models to the unique structure of our customers’ existing content repositories. The rapid deployment of our software allows our customers to realize a return on their investment sooner than would be possible with other ECM software requiring longer deployment.

      Low Cost of Ownership. We believe our software provides a lower total cost of ownership than those of many of our competitors, which allows organizations of all sizes to purchase our software. Our modules also can be purchased on an individual basis, allowing our customers to select and pay for only those modules needed to meet their unique functionality requirements. OnBase customers usually require little or no custom programming and typically experience low deployment costs. We have developed automated upgrade utilities that require no customer intervention during a migration to new versions of our software, thereby reducing the ongoing cost of maintenance.

Hyland Strategy

      Our objective is to become the leading global provider of ECM software. To achieve this objective, we are pursuing the following initiatives:

      Enhance Our Vertical Market Expertise and Capabilities. We intend to enhance both our vertical market expertise and our product offerings to better serve specific industries. We believe that most customers prefer vendors that understand their specific business challenges and develop ECM technologies to address those challenges. We have created specific sales and technical support teams that manage OnBase deployments within designated vertical markets. Our sales teams assist existing solution providers, find new solution providers and support our direct sales efforts within specific vertical markets.

      Leverage Our Existing Customer Base. We intend to increase our sales to our existing end-user customer base by identifying new opportunities for the deployment of our software. We will continue to provide our solution providers with the high quality training needed to identify new opportunities to deploy our software to their existing customers. More than 4,000 end-user customers have purchased our software since our inception, and a substantial majority of these end-users currently have maintenance agreements. Many of these organizations have deployed our software only within a single department to address a specific business need. We believe our end-user customers represent an excellent source of future sales as they have already made the decision to deploy our software.

      Extend Our Indirect Channel. We will continue to actively recruit high quality solution providers to sell OnBase. Our indirect channel of more than 100 solution providers has enabled us to build a broad base of customers of all sizes that we would not be able to reach through direct sales without significant costs. We intend to maintain a high standard of quality within our indirect channel by selectively establishing relationships with solution providers that share our commitment to the delivery of high impact ECM solutions and exceptional customer care.

      Expand Our Suite of Products. We will continue to invest in the expansion of our product suite to address the current and future needs of our customers. These efforts improve our prospects with new customers and also provide us the opportunity to sell new products to our existing customers. We intend to enhance our product suite to include functionality that we do not currently offer by expanding our internal development efforts, partnering with other “best-of-breed” software vendors, or selectively pursuing strategic acquisitions of companies with highly complementary technology.

      Deliver Exceptional Customer Care. We believe our dedication to exceptional customer care has fostered significant loyalty within our indirect channel and end-user customer base. Our dedication to customer care has been recognized not only by our customers, but also by independent industry analysts. In an intensely competitive environment, we believe that our customer-centric approach will enable us to gain market share. Our corporate culture and service-oriented philosophy attracts employees who understand the importance of customer care. We will invest in our people and culture to maintain this key competitive advantage.

      Build our International Presence. We intend to selectively expand our international sales and marketing efforts and enhance our product suite to meet the needs of international organizations. IDC estimates that the growth of the ECM market outside of North America and Western Europe will outpace the growth of the overall ECM market (see “Worldwide Content Management Software 2004-2008 Forecast,” IDC #31009, March 2004). We intend to enter new international markets by establishing relationships with local solution providers in different geographic regions, which will allow us to capitalize on the local market knowledge and existing business contacts of these solution providers.

Products

      OnBase manages a wide variety of unstructured content, including scanned paper documents, faxes, print streams, application files, electronic forms, web content, multi-media files, and emails. OnBase also manages the various stages of the content lifecycle, including creation/input, storage, retrieval, revision and distribution. We have developed the core OnBase application in the Microsoft Windows environment. We have integrated third party offerings into our software for add-on capabilities such as optical character recognition, full-text indexing and digital signatures. OnBase currently consists of over 60 modules in five core areas: Input and Capture, Management and Retrieval, Distribution and Output, Vertical Industry Applications, and Integration.

Input and Capture

      OnBase provides sophisticated mechanisms for producing, capturing, indexing and storing different types of documents, whether originating in paper or electronic format. For paper documents, faxes and forms, OnBase provides several capture methods that optimize speed and accuracy and require minimal user intervention. The OnBase input and capture modules include:

      COLD/ERM. The COLD/ERM module automatically identifies, compresses, indexes and stores reports and statements that are produced by host computer systems as printer or text files. The COLD processor identifies reports or statements contained in a large text-based print file, archiving each document into OnBase with keywords that are automatically extracted from the document text and facilitates direct access to a specific document.

      The Filter Modules. The Printer Control Language (PCL) Filter, the Advanced Function PrintingTM (AFPTM) Filter and the Dynamic Job Descriptor EntryTM (DJDETM) Filter modules operate in conjunction with OnBase COLD/ ERM to process and store data streams produced in Hewlett-Packard’s PCL, IBM’s AFP and Xerox Corporation’s DJDE protocols, enabling stored documents to retain their original formatting. The PCL, AFP and DJDE filters search files in these formats, identify documents based on a template and individually store each document with associated indexing information into the OnBase system. The input is received as data files from the host machines and stored in the OnBase repository in the vendor original proprietary data format. OnBase displays or prints the data with formatting preserved. The Filter modules enable OnBase to display or print the proprietary formats on any computer or printer, from any manufacturer, that is Windows compatible.

      Document Import Processor. The Document Import Processor module migrates documents contained in existing imaging systems into OnBase. This module also integrates batches of documents and indices created by third party applications into the OnBase system. This module can be configured to accept a wide variety of formats without requiring custom programming, making it cost effective to use.

      XML Import Processor. The XML Import Processor module captures and inputs XML document data streams into OnBase. This module also applies XML style sheets to imported XML documents for printing and viewing. Users can import the XML data streams produced by third party applications into documents in OnBase using this module.

      Production Document Imaging. The Production Document Imaging module scans, indexes and stores documents in OnBase as digital images. Advanced features include distributed capture and indexing, automatic indexing, image enhancement, bar code recognition and blank page separation. This module supports Kofax®, TWAIN and ISIS® compatible scanners in a high-volume production scanning application.

      Desktop Document Imaging. The Desktop Document Imaging module provides low-volume scanning capabilities for organizations that require distributed capture capabilities at the employee’s desk. The Desktop Document Imaging module works with low cost, low volume TWAIN scanners to allow users to scan, index and store documents into OnBase.

      Batch OCR. The Batch Optical Character Recognition (OCR) module recognizes and translates printed alphanumeric characters on a full-page scanned document, converting the image into text to facilitate text searching and full-text indexing. Customers typically use this module with the Verity® or Microsoft Full-Text Indexing modules to retrieve documents in OnBase using powerful full-text search methods.

      Disconnected Scanning. The Disconnected Scanning module enables users to scan documents from remote locations while disconnected from an OnBase system. Scanned documents may be uploaded later to an OnBase system using an Internet connection. This module supports advanced document processing features to improve image quality and recognize bar codes.

      Web Scanning. The Web Scanning module provides low-volume document scanning capability for the OnBase web client using TWAIN compatible devices. We have designed the Web Scanning module for low-volume scanning applications that do not require advanced scanning features such as image enhancement and bar code recognition.

      Lotus Notes® Email Integration. The Lotus Notes Email Integration module allows users to archive individual Lotus Notes email messages and attachments into OnBase while working within the Lotus Notes client interface. Customers can use OnBase as the repository for their employees’ messages and attachments to assist with document retention policies and provide authorized users easy access to this information.

      Outlook® Integration. The Outlook Integration module allows users to archive Microsoft Outlook email messages and attachments into OnBase while working within the Microsoft Outlook client interface by simply dragging the message to the “OnBase” Outlook folder. Users can also retrieve documents from OnBase while in the Outlook client using the embedded OnBase retrieval interface. Customers can use OnBase as the repository for their employees’ messages and attachments to assist with document retention policies and provide authorized users easy access to this information.

      Subscription Server. The Subscription Server module automatically captures email messages and attachments directly from Microsoft Exchange Server® and stores them into OnBase. This module enables an organization to automate an email archiving and retention policy in support of a corporate compliance strategy.

      Virtual Print Driver. The Virtual Print Driver module allows organizations to capture, index and store the print output from any printable Windows application and store the information as a TIFF image within OnBase. This module eliminates the effort and cost of printing reports, emails or Word® documents from Windows applications and scanning the printed copy in order to archive them into OnBase.

      Signature Pad Interface. The Signature Pad Interface module allows TIFF image documents in OnBase to be embossed with a user’s signature that is captured on a PenWareTM device. The signature becomes an unalterable part of the associated document image.

      Electronic Forms. The Electronic Forms module captures, indexes and stores HTML forms that users complete and submit online. Users originate and archive form-based data in OnBase using this feature. These forms can be used in conjunction with OnBase Workflow to automate a customer’s business processes.

Management and Retrieval

      OnBase provides organizations with the ability to manage and retrieve documents by providing a broad user base with real-time secure access to the OnBase archive. We have designed the OnBase interface to facilitate ease of use and minimize end-user training requirements. OnBase users may access information critical to the execution of important business processes consistently and securely through a thin or thick client interface. OnBase improves the way organizations perform critical business tasks by facilitating the sharing of business documents among end-users. The OnBase management and retrieval modules include:

      Web Server. The Web Server module provides a full-featured, browser-based interface to enable users to access documents stored in OnBase via the Internet, extranet or corporate intranet. Users may store, retrieve and manage documents in OnBase through the web, locally or remotely.

      Workflow. The Workflow module improves an organization’s operations by standardizing and automating important business processes. OnBase Workflow provides non-programmers with the ability to design and to deploy sophisticated workflow solutions using point-and-click configuration capabilities. The powerful, versatile rules engine routes documents to various users and automatically performs business tasks according to pre-defined rules or based on a user’s ad hoc decision.

      WorkView. The WorkView module enables organizations to create applications to track a wide variety of business interactions and their associated documents such as case management, help desk issue tracking, accounts payable and accounts receivable problem resolution and customer contact management. WorkView allows managers to monitor the status of business functions using point-and-click configuration capabilities.

      EDM Services. The EDM Services module provides electronic document management capabilities for the storage of third party application documents and revision control functionality for word processing documents, spreadsheets, presentations, electronic forms, and image documents. Other features include ad-hoc document storage, check in/check out capabilities, and document template management.

      Document Retention. The Document Retention module manages the retention and disposal of stored documents according to pre-defined business policies, typically involving the passage of time or the occurrence of an event. OnBase Document Retention enables an organization to automate a document retention policy in support of a corporate compliance strategy.

      Records and Information Management. The Records and Information Management module provides official enterprise level records management as part of the OnBase document management solution. Customers can integrate document management and DOD 5015.2 certified records management side-by-side within a single OnBase deployment. The DOD 5015.2 standard is a set of requirements for records management applications used by the Department of Defense. It specifies mandatory functional criteria, system interfaces, and requirements on how records must be created, stored, retained, accessed and disposed. DOD 5015.2 increasingly is being adopted as a benchmark for record keeping systems by other government organizations.

      Verity® Full-Text Indexing. The Verity Full-Text Indexing module combines the market-leading search technology of Verity with the scalability and ease-of-use of OnBase in a single, unified interface for retrieving information. A wide variety of document types stored in OnBase may be full-text indexed by Verity, then retrieved through the OnBase retrieval interface using the Verity search engine and a user-supplied set of words or phrases.

      Microsoft Full-Text Indexing. The Microsoft Full-Text Indexing module allows users to index and retrieve text-based data stored in an OnBase database. This module also allows users to index and search various other file types, including OCR images, COLD, Adobe PDF, Microsoft Word and Microsoft Excel®, based on a user supplied set of words and phrases.

      Exception Reports. The Exception Reports module recognizes relationships between a base document type and one or more secondary document types and generates reports on missing, matching, or aged items. This module provides users with reporting on absent documents or keyword discrepancies. Customers can identify exceptions in related documents such as expense reports and receipts, as well as more complicated business processes such as loan processing and medical records management.

      Monarch® Data Mining Integration. The Monarch Data Mining Integration module enables users to explore, consolidate and format transactional information by extracting data from COLD/ ERM reports stored in the OnBase system for use within desktop applications such as Excel, Lotus 1-2-3®, Access®,

dBase® and Paradox®. OnBase interfaces with Datawatch Corporation’s Monarch report mining software for Windows-based report mining, and integrates with the Datawatch® RMS report mining product for browser-based report mining.

      Digital Signatures. The Digital Signatures module allows OnBase users to digitally sign documents, and then verify the integrity of the document and signature. Users can use either a signature pad device or mouse to capture the user’s signature and password, and then store that signature for the signing of documents. A user’s stored signature can be attached to virtually any document in the OnBase system, through a password protected interface.

Distribution and Output

      OnBase offers an array of modules to address the distribution and publication of stored documents, through a variety of output formats including fax, email, printing, CD/DVD and web publishing. We have designed several modules specifically to be used in combination to improve the ease of document creation and distribution. The OnBase distribution and output modules include:

      Image Statements. The Image Statements module integrates multiple related documents into a single print stream by taking primary documents and matching them to supporting or secondary documents for rendering using keyword and date matching criteria. Applications for this module include the integration of bank statements and check images, purchase orders and invoices, and insurance claims and damage estimates.

      Statement Designer. The Statement Designer module enhances the capabilities of OnBase Image Statements by enabling users to create attractive customer-facing statements. Through a point-and-click, menu-driven configuration, the user defines statement layout, formatting and content, including specific data fields and graphical elements such as logos, pictures, charts and messaging.

      Document Distribution. The Document Distribution module routes documents directly to the intended recipients, eliminating the need for paper, printing and postage costs. OnBase can distribute the statement in TIFF, RTF or PDF format for emails and web postings based on a recipient’s profile. The module also provides the option of attaching a customized cover letter, email message or promotional document to a statement. The Document Distribution module enhances the capabilities of OnBase by automating the electronic delivery of integrated documents.

      Print Distribution. The Print Distribution module allows users to schedule and process or schedule print services from a central processing site for distribution across a Wide Area Network (WAN) to remote sites, where printing will occur. Documents in OnBase may be assigned to print on a specific printer at a scheduled time using a specific print format. This feature automates the distribution of printed reports to local and remote printers throughout an organization.

      CD/DVD Authoring. The CD/DVD Authoring module allows an administrator to create multiple backup copies of documents stored in OnBase to CD-R and DVD-R/RW media. This capability extends the use of OnBase to incorporate offsite backup, transfer of data to other OnBase systems and delivery of content to customers and vendors. The module incorporates third party technologies that interface with a variety of popular CD/DVD burners.

      Automated CD/DVD Authoring. The Automated CD/DVD Authoring module automates the OnBase CD/DVD Authoring functionality by configuring OnBase to launch backup and export jobs to produce the CD or DVD output using the RimageTM robotic system. This module allows organizations to eliminate the need for staff dedicated to manually launching backup or export jobs for the production of CD/DVD output.

      Export. The Export module creates an export file to facilitate the transfer of documents between two separate OnBase systems. This module also supports the OnBase Publishing module by generating a standalone database that contains the indexes for the selected collection of documents.

      Publishing. The Publishing module enables users to create a self-contained retrieval-only OnBase system containing a collection of documents stored in OnBase. The Publishing module writes a set of documents and OnBase software to a CD or DVD using the OnBase CD/DVD Authoring module. Users can then access the published CD/DVD-based system from any Windows-based PC with a CD or DVD drive for retrieval and viewing of the documents.

      Automated CD Publishing. The Automated CD Publishing module allows the administrator to configure the automated creation of CDs on an account-by-account basis for a specified business period to facilitate the delivery of information to customers.

      Aggregate Publishing. The Aggregate Publishing module allows customers that receive published CD/DVDs to maintain a database that contains documents from previously published CDs/DVDs. Upon receipt of a newly published CD/DVD, the aggregate database will be updated with the new documents automatically.

Vertical Industry Applications

      Financial Services Application Modules. The following modules are designed to provide differentiated functionality to the financial services industry, thereby allowing our end-user customers in this industry to increase the return on their document management platform investments. These modules provide core functionality that we believe is fundamental to financial institutions.

•	Signature/ID Client. The Signature/ID Client module enables bank tellers to retrieve and display signature cards and photographic identifications for use in a high transaction customer service area. We have designed this module to require only minutes of training so that customers can deploy it very cost effectively to a geographically dispersed workforce typically characterized by high turnover.

•	Remittance Processor. The Remittance Processor module provides the ability to store documents associated with remittance processing into the OnBase archive. This module processes image feeds from high-end banking equipment created by major vendors, including NCR, IBM and Unisys. This module can process over 20 different formats of data feeds, including the Federal Reserve Bank Common Output File Format (COFF).

•	ACH Generator. The ACH Generator module facilitates electronic fund transfers by creating an automated clearing house (ACH) file that conforms with the National Automatic Clearing House Association (NACHA) format for electronic funds transfers (EFTs) that can then be sent to the customer’s financial institution.

•	Lockbox. Financial institutions use the Lockbox module to improve the services they provide to their accounts receivable management customers. This module automates the storage of check images, remittance documents and data entry fields and provides the financial institution’s commercial customers with same day software access to these documents and data.

•	Positive Pay. Large financial institutions use the Positive Pay module to improve the services they provide their positive pay customers. Financial institutions offer positive pay services to commercial customers to reduce fraudulent payments from customer accounts. This module automates exception handling and provides the financial institution’s commercial customers with same day software access to check images to authorize payments.

      Healthcare Application Modules. The following modules are designed to provide unique functionality that improves the efficiency of OnBase users in the healthcare industry, thus increasing their return on investment for their document management platform.

•	HL7 Processor. The HL7 Processor module establishes a patient record on the OnBase system upon admission to a hospital, and later allows users to scan in clinical records such as lab reports, prescriptions and transcriptions without requiring manual data entry. Healthcare institutions in over 20 countries use the HL7 protocol for the communication of patient information.

•	EDI 835 EOB Processor. The EDI 835 EOB Processor module converts medical explanation of benefits (EOB) statements that are either version 4010 or 4010A1 of the 835 EDI format into XML or PCL formats that, when viewed, resemble a typical paper representation of an EOB. Once converted, the EOB is imported into OnBase. The processor also extracts a fixed list of keywords from each EOB to index the documents as they are imported into OnBase. The 835 file is separated into a single document for each claim, which enables the medical provider to separate confidential medical information on a claim-by-claim basis in support of HIPAA compliance initiatives for controlling and tracking access to personal medical information.

•	EDI 837 HCFA Processor. The EDI 837 HCFA Processor module converts individual healthcare claims in versions 4010 and 4010A1 of the 837 Professional EDI format to HCFA-1500 forms in XML format for import into OnBase. The processor converts inputted data to a more readable format and separates claim information into individual documents, which enables the medical provider to separate confidential medical information on a claim-by-claim basis in support of HIPAA compliance initiatives for controlling and tracking access to personal medical information.

•	Front-Office Scanning. The Front-Office Scanning module creates a shared device environment where users with little or no training can scan-in documents from a remote location. A typical implementation consists of multiple registration stations and a single scanning workstation equipped with a TWAIN-based scanning device.

•	Image Segment Archiver. The Image Segment Archiver module allows users to divide a scanned image into multiple OnBase documents by selecting sections of the image and archiving each selected section to a separate OnBase document. OnBase customers use this technology to separate documents that may be printed on the same sheet of paper, such as medical EOBs.

      Government Application Module. Our ESRI® geographic information systems (GIS) integration module enables users in county and municipal government organizations to select an area or object from a map and retrieve the OnBase documents associated with those map areas or objects. Users can also cross-reference a document to display all associated geospatial references in a map using the ESRI desktop or web browser-based product. Government agencies use our ESRI GIS integration module to access geographic specific information needed for the delivery of services that include road repair, water and utilities.

Integration Modules

      Application Integration Modules. The following modules are designed to integrate OnBase with other applications:

•	Host Enabler. The Host Enabler module provides access to host-based line-of-business applications (mainframe, UNIX, AS400®, etc.) directly through a terminal emulation window in the OnBase Client. Host Enabler allows users to conduct routine host-related tasks such as data entry and retrieval, while providing access to OnBase document retrieval and indexing capabilities.

•	Application Enabler. The Application Enabler module seamlessly integrates Windows-based, text-based or browser-based applications with OnBase without the need for custom API programming, scripting or modifications to the user’s application. Users working in their regular line-of-business application screens can index or retrieve related documents from OnBase through keyword fields on their application screens.

•	Integration for LAWSON™ AP. The integration module for LAWSON Accounts Payable (AP), a line of business application for managing an organization’s accounts payable processing, seamlessly integrates OnBase with LAWSON AP. The LAWSON users will archive AP-related documents, from sources other than LAWSON AP, into OnBase. The archived documents are typically faxes or imaged paper documents that are commonly referenced in performing AP operations. Once archived, the documents can be retrieved from any configured LAWSON screen through a pre-configured area of the screen. This module provides LAWSON users immediate access to the actual AP documents, such as invoices and material receipts, that support the information in their core application.

•	Dual-window Indexer. The Dual-window Indexer module indexes OnBase documents in a workflow queue over the web. Our Dual-window Indexer module utilizes a split-screen browser that hosts PeopleSoft Version 8.0 in one pane and displays OnBase documents in a Workflow queue designated for indexing in the other. PeopleSoft Version 8.0 is an enterprise resource planning (ERP) software suite that organizations use to tie back office applications to databases to enhance the use and accessibility of business information. The Dual-window Indexer captures data entered on the PeopleSoft web page when the user submits the form and populates index fields for the OnBase document being displayed.

•	Portal Extensions. The Portal Extension modules provide applets compatible with the Plumtree® and Microsoft SharePoint® portal products. Both Portal Extension modules enable portal users to connect to stored OnBase documents and real-time, workflow processes across Internet or intranet connections to an OnBase Web Server.

•	KOM OptiStorm® Integration. The KOM OptiStorm Integration module provides a single point of administration to store OnBase documents on OptiStorm managed disks. New media entered into a jukebox can be identified to both OptiStorm and OnBase through the same configuration screen. This integration extends the OnBase user’s choice of storage media to include the KOM OptiStorm jukebox storage system.

•	EMC® Centera® Integration. The EMC Centera Integration module provides organizations the flexibility to store OnBase documents to the Centera platform, an enterprise content addressed storage solution designed to manage fixed content, as an alternative to standard file servers. This module provides rapid scalability for fixed content and increased security, serving data only to OnBase authenticated users and blocking all direct access attempts. This integration extends the OnBase user’s choice of storage media to include the EMC Centera storage system.

•	API Toolkits and Licensing. We provide a comprehensive set of APIs that allow integrators and their end-users to create custom integrations to OnBase. We offer a variety of API toolkits and licensing alternatives.

      Capture System Integration Modules. The following modules are designed to integrate OnBase with a variety of high-end specialty capture solutions:

•	RightFax® Integration. The OnBase integration with RightFax from Captaris allows corporations to more effectively manage both in-bound and out-bound fax transmissions. This integration module allows OnBase to archive all fax documents captured by RightFax, which eliminates the need for a hardcopy of a fax.

•	Kofax Ascent® Capture Integration. The Kofax Ascent Capture Integration module provides a configurable export process that archives batched image, text, and PDF documents and their indexes from Ascent Capture into OnBase.

•	Cardiff Liquid Office® Integration. The Cardiff LiquidOffice Integration module allows businesses to create and maintain electronic forms within Cardiff’s LiquidOffice, import and store those forms in OnBase and process the forms in the same way an OnBase E-Form would be processed.

•	AnyDoc™ OCR for Forms Integration. The AnyDoc OCR for Forms Integration module allows automated archiving of processed documents and their indexes between the AnyDoc EXCHANGEit™ product and OnBase.

•	Cardiff TELEform® Integration. The Cardiff TELEform Integration module provides a configurable export process that archives batched image, text, and PDF documents and their indexes from Cardiff TELEform into OnBase.

•	ReadSoft® Eyes & Hands Integration. The ReadSoft Eyes & Hands Integration module enables the Eyes & Hands Transfer Module to archive batched images and their indexes into OnBase.

•	Captiva® Input Accel® Integration. The Captiva Input Accel Integration module allows documents and their indexes to be archived into OnBase as an integrated step in the Input Accel document capture process.

OnBase Online

      We also offer OnBase Online, a hosted version of our OnBase software. Our hosted solutions include the network technology infrastructure required to implement and operate a complete OnBase system, and all related support services. We offer these solutions on a monthly subscription basis.

Technology

      We have designed and created OnBase as a single application that captures, stores and distributes documents of diverse file types, which are treated uniformly as objects managed within a dynamic relational database model. The many modules that comprise the OnBase application can be sold individually to solve specific business problems. However, the focus of our product development has been and continues to be the creation of software that operates seamlessly and can be sold together as a complete solution.

      We have developed a framework that allows OnBase to dynamically extend our proprietary relational database model to meet the specific needs of each end-user customer while maintaining the integrity of an “out-of-the-box” solution. This framework provides a uniform and systematic method for the creation of new integrated OnBase modules. We designed OnBase to automate the process of migration to new versions of our software by detecting the current configuration of each customer’s unique database model to complete the upgrade without the need for significant reconfiguration or data migration. This technology eliminates the need for custom programming at the time of deployment and allows OnBase to be deployed in many diverse vertical industries.

      Our proprietary workflow rules engine, the core of our workflow and business process automation solution, allows our end-user customers to rapidly automate business processes without programming by using basic building blocks of rules and actions. The open architecture of our workflow solution allows our customers to extend its use through its integration with other systems. We designed our intuitive workflow configuration tools to allow business analysts to work with users to create solutions using a rapid, iterative prototyping approach to business process design.

      A critical component of any content management system is the ability to seamlessly derive content from, and provide content or documents to, other line of business applications. OnBase employs proprietary embedded technology that can communicate with hundreds of commonly used Windows-based or browser- based applications. OnBase integrates with third party applications either through the Windows operating system layer or through our extensive API set. The ability to communicate with these systems at the Windows layer allows our customers to integrate OnBase with their line of business applications without programming or the need to coordinate with their other line of business application vendors.

      Our software can be deployed in a client/server or a hosted environment. We deliver a consistent user experience regardless of whether a customer chooses to deploy the system within its own environment or utilize OnBase Online, our hosted solution. OnBase Online, a secure and scaleable computing environment that utilizes redundant hosting facilities in Chicago and Washington, D.C., allows a customer to leverage the cost savings of a shared computing environment and reap the benefits of a secure offsite redundant system for its critical documents. A substantial majority of our end-user customers purchase and use OnBase in a client/server environment on their own computer systems. We believe that the large majority of our end-user customers will continue to purchase our software and deploy it in a client/server environment. We market the full range of OnBase deployments to our customers and do not focus our efforts on selling any particular deployment alternative.

      OnBase is based on the Microsoft platform for all user access software and can access a number of relational databases using Open Database Connectivity (ODBC), including Oracle®, Informix®, Sybase®, DB2® or Microsoft SQL Server®. We currently are developing versions of OnBase using the Microsoft .Net platform and C sharp. Additionally, we are developing web service APIs that allow end-user customers to integrate to OnBase from virtually any platform. Document objects such as scanned paper documents, faxes, print streams, application files, electronic forms, web content, multi-media files, and emails are stored on a file server and the index data and document attributes are stored in the SQL database.

      OnBase can be deployed in a two-tier, client/server environment or in a three-tier, thin client environment. The OnBase two-tier solution uses industry standard database and file servers as the first tier, which is shared between all users. The second tier is the individual user workstations or high-powered workstations that perform volume input and output processing. The OnBase three-tier solution uses the same first tier of database and file servers. The second-tier is provided using Microsoft’s IIS server, in what is typically referred to as an application server, to perform business logic functions. The third-tier is the presentation layer, usually comprised of viewers and other ActiveX components hosted in an Internet Explorer browser. Both two-tier and three-tier solutions use the same relational database and, by using a common first tier to permit access to the same information regardless of which solution is being used, many customers choose to deploy a hybrid system with both two-and three-tier user access.

Services

      We license OnBase to a large majority of our end-user customers through our indirect channel of VAR and OEM solution providers. These solution providers focus on selling turnkey solutions and generate revenues not only by selling OnBase licenses, but also by selling hardware and third party software and by providing direct services to their end-user customers, including installations, training and first line support. In order to support our solution providers, we have a Technical Services Group that provides:

•	training to the technical employees of our solution providers in the installation and configuration of OnBase;

•	professional services experts to our solutions providers on a subcontract basis to assist with OnBase implementations;

•	second line technical support to our solution providers for their end-user customers; and

•	integration, installation, education, project management and technical support services to our direct end-user customers.

Professional Services

      We provide professional services through our Integration Services, Installation Services, Education Services and Project Management Groups.

      Integration Services. The Integration Services Group provides Workflow, WorkView, custom integration and customer-specified interface design services. This group uses a standard approach to customer-specific configurations that includes solution requirements discovery, solution specification, implementation, testing, documentation and training that helps us to address the full range of implementation details requisite to customer acceptance and subsequent effective use of delivered solutions. This group frequently collaborates with solution providers in defining, configuring and delivering customer-specific solutions. Our integration services professionals serve as subject matter experts on the process of collaborative requirement determination with customers and in the application of the Workflow, WorkView and other tools to develop solutions in application areas.

      Installation Services. The Installation Services Group provides a wide range of services, including requirements discovery, hardware installation, solution configuration and documentation, and system administrator and end-user orientation. To support our solution providers, this group assists in the training and certification of their OnBase installations professionals; consults with their installations professionals on complex installation and configuration requirements; and, particularly for new solution providers, provides installation services on a subcontracted basis to end-user customers. Our installation services personnel are certified OnBase installations professionals who serve as subject matter experts on the installation process, documentation and training.

      Education Services. The Education Services Group provides resident, off-site and web-centric educational content and practical learning opportunities to the technical staff of our solution providers and end-user customer system administrators, business unit managers and end-users. We have designed unique educational courses to deliver a hands-on student learning experience. We provide standard course offerings as well as highly customized training for delivery by our professional services personnel or solution provider professionals. We grant certification to our OnBase System and Workflow Administrators and to installation and workflow development professionals of our solution providers. We continue to expand our reach to both solution providers and end-user customers, developing interactive courseware that enhances product knowledge and implementation best practices.

      Project Management. The Project Management Group provides two levels of project management services, generally to direct end-user customers that contract for our services. For customers that have internal project management teams that require coordination for the services they contract from us, we offer off-site project management. For large projects, we often serve as the prime contractor for the complete solution, through comprehensive on-site project management services.

Technical Support

      We provide different levels of technical support services to each of our sales channels. Our solution providers usually are responsible for first line direct technical support for OnBase. We provide second line technical support, including bug fixes and upgrades and enhancements, to our solution providers for their OnBase customers. This collaborative, solution provider-focused support model ensures that end-user customers receive responsive support that leverages the collective experience of solution provider technical staff and our technical services personnel. We also provide fee-for-service functions like database optimization, conversions and system upgrades.

      We staff our technical support center from 8am – 8pm Eastern time, Monday through Friday excluding holidays, and our technical support staff is available for telephone support on a 24x7 basis. We maintain multiple support teams within our Technical Support Group. We assign a specific set of solution providers and end-user customers to each support team. Our support teams specialize in specific vertical industries, including financial services, healthcare, insurance, higher education and government. Support teams work in collaboration with our vertical sales groups and solution analysts to ensure that industry knowledge exists across our departments.

      We invest heavily in the training of our technical support resources. We operate an internal university-style education program in addition to our education services offerings to solution providers and customers. Technical support representatives are all OnBase certified installers and CDIA+ certified. Our technical support representatives routinely participate in professional development assignments at customer sites and regional and vertical market application user group events. We employ a multi-functional internal issue management system to facilitate communication concerning solution provider and end-user customer issues and software enhancement requests.

Sales and Marketing

      We sell and market our products and services primarily through an indirect channel of solution providers. We also complement our indirect channel with direct sales of large deployments. Direct sales typically occur when a customer requests to work directly with us. In 2003, we derived more than 75.0% of our total revenues from sales through our solution providers. We maintain a strict channel management policy to avoid direct competition with our solution providers for end-user business.

Sales

      We have organized our sales department into eight functional teams with expertise in specific vertical markets or geographic regions, including U.S. Channel, Financial Services, Commercial, Public Sector, Latin America, Europe, Asia-Pacific and Sales Operations. We train our sales professionals in the use of our OnBase modules, which enables them to effectively articulate the capabilities and functionality of our products to our solution providers and end-user customers. Our Industry Managers develop our solution provider channel and support direct sales to large accounts in specific vertical markets. Our Account Managers are assigned territories geographically and manage and provide sales support for our VAR channel. Our OEM Managers provide sales support for either individual OEMs or a group of OEMs focused on particular vertical markets. Our Major Account Managers lead our direct sales efforts and provide sales support for end-users in specific vertical markets. Finally, our Solution Analysts assist our sales professionals in any pre-sales situation that requires a high degree of technical proficiency.

      We have nonexclusive business relationships with nine OEMs, who are large vendors of vertical application software that market a private-labeled version of our OnBase software as a complementary offering to their own products. The agreements we enter into with OEMs generally consist of a term of one to five years. We have over 100 VARs that resell our OnBase software. These VARs generally possess expertise in selling ECM solutions and focus on sales to large and medium-sized organizations within their surrounding geographic areas. Our direct sales team generally focuses on enterprise-wide solutions for large organizations that either desire to deal directly with us or have unique product needs. These deployments generally arise in our financial services, healthcare and government vertical markets.

Marketing

      Our marketing department is responsible for external communication, including marketing, public relations, industry analyst relations, advertising, channel partner communications, user groups, training conferences and creation of our marketing collateral. This group also performs tele-prospecting and maintains our internal knowledge base of general industry information and competitive intelligence.

      We actively participate in more than 130 tradeshows, conferences and events in both the general ECM space and across multiple industries annually. In addition we sponsor and conduct three major annual conferences to foster relationships with individuals that sell, support or use our software.

Customers

      Our customers include:

•	solution providers, including VARs and OEMs;

•	indirect end-user customers to which our solution providers sell OnBase software; and

•	direct end-user customers to which we directly sell OnBase software.

End-user Customers

      More than 4,000 end-user customers have licensed OnBase since our inception and a significant majority currently have maintenance agreements. These end-users range from large corporations, including more than 65 of the 2004 FORTUNE 500 companies, to small and medium-sized organizations. Our end-user customers include a broad spectrum of commercial, governmental and educational institutions. We focus on five principal vertical markets: financial services, healthcare, higher education, government and insurance. The following end-user customers represented the ten largest end-user customers within each of the identified vertical markets that we served for the year ended December 31, 2003, measured by total sales invoiced:

Financial Services	Healthcare	Higher Education

Tower Federal Credit Union
The Bank of New York
TSYS
Redstone Federal Credit Union
i Tech Corporation
National City Corporation
First Midwest Bank
Homebanc Mortgage Corp.
Homestar Mortgage Services
USA Federal Credit Union	HCA, Inc.
Advocate Health & Hospitals
Gaston Memorial Hospital
River Oaks
Deaconess Health System
Westchester Medical Center
Lehigh Valley Health System
East Portland Imaging Center
Preferred Medical Claims Solutions
Memorial Health Services	University of California-Davis
Indiana University
Clemson University
Monmouth University
Emporia State University
Columbia University
Ohio University
SUNY Cortland
Princeton University
Eastern Illinois University

Government	Insurance

U.S. Senate, Sergeant at Arms	Blue Cross Blue Shield of Oklahoma
Westchester County (NY)	Noridian Government Services
Dakota County (MN)	Gateway Health Plan
Lee County Clerk of Courts (FL)	Great West Life
City of Naperville, IL	Farm Family Holdings
Los Angeles Housing Department	Blue Cross Blue Shield of Vermont
Los Angeles County (CA)	Markel Corporation
State of New Jersey — National Medical Support Notice	National Life of Vermont
Warren County (OH)	National Flood Services
Lucas County (OH)	Empire Life Insurance

      The following end-user customers represented ten of our largest end-user customers not included in the vertical markets identified above for the year ended December 31, 2003, measured by total sales invoiced: Time Warner Cable, Roadway Express, Sears, Roebuck & Co., Chiquita Brands, Inc., McLane Company, Inc., Options Employment Limited, Horizon Lines (CSX), Trans Union LLC, The Timken Company and Raymour & Flanigan.

Solution Providers

      Our more than 100 solution providers include OEMs and VARs that market and distribute our software primarily in North America, South America and Europe. We enter into written agreements with all of our solution providers. Our agreements with OEMs generally are multi-year agreements ranging in length from two to five years, and in some cases these agreements contain renewal provisions for additional annual or multi-year periods if a party does not elect to terminate. Our agreements with VARs are generally annual agreements that contain renewal provisions for additional annual periods if a party does not elect to terminate. Under these agreements, we grant our OEMs and VARs the non-exclusive right to market and distribute software licenses to our indirect end-user customers and sell related maintenance and professional services to those customers. We grant OEMs the additional right to market our software under private label names of their choosing. These agreements contain the terms on which solution providers order our software and purchase secondary support, including product enhancements and new versions on a when-and-if available basis, as well as pricing (based upon a negotiated discount from our list prices) and payment terms for software license fees and maintenance fees payable by the solution providers to us. In the event of termination of an OEM or VAR agreement, these agreements contain transition provisions designed to minimize the impact of any termination on the indirect end-user customers that have licensed our software and purchased maintenance from the former OEM or VAR.

      Our OEMs are generally vendors of vertical application software that market private-labeled versions of our software as a complementary offering to their own products. Our OEMs that have been solution providers for at least 12 months and that have sold at least three solutions including our software are:

•	Information Technology, Inc. (ITI), a wholly-owned subsidiary of Fiserv, markets our products to its banking customers under the name Premier® Director, as an integrated part of their solutions for report management, signature card imaging, loan processing, check processing, statement generation, web-based home banking and business banking. ITI has been an OEM since 1994 and has implemented Premier Director solutions for 1,356 banks as of June 30, 2004.

•	Imagesoft Technologies, Inc., also a wholly-owned subsidiary of Fiserv, sells report management, loan processing, check processing and statement generation solutions to banks and credit unions. Imagesoft markets our products under the name Nautilus, primarily to customers of other Fiserv business units. Imagesoft has been an OEM since 1997 and has sold Nautilus to 233 banks and credit unions as of June 30, 2004.

•	Ultradata, a wholly-owned subsidiary of John H. Harland Company and a developer of core credit union software, markets OnBase for signature card management, report management and check processing. Ultradata has been an OEM since 1998 and has sold 149 systems as of June 30, 2004.

•	SPARAK Financial Systems, also a wholly-owned subsidiary of John H. Harland Company and a developer of core banking systems software, markets our products for signature card management, report management, check processing and statement generation under the name ArcImage®. SPARAK has been an OEM since 1996 and has sold 144 ArcImage systems as of June 30, 2004.

•	Wausau Financial Systems (WFS), a recognized leader in the payment and transaction processing industry, markets our product under the name Optima3® IMS. WFS has been an OEM since 1996 and has sold 127 Optima3 IMS systems as of June 30, 2004.

•	VitalWorks Inc., a provider of information management technology and services targeted to healthcare practices, clinics and hospitals throughout the United States, markets our products under the name Replica™ to complement their radiology systems, practice management systems and electronic medical records systems. VitalWorks has been an OEM since 2002 and has sold Replica systems to 49 customers as of June 30, 2004.

•	Recall Corporation, a wholly-owned subsidiary of Brambles Industries Limited that provides global physical document management services from creation and off-site storage to secure destruction, markets our products under the name ReViewSM to offer electronic storage and retrieval to the customers of its core business. Recall Corporation has been an OEM since 2001 and has sold ReView in an ASP model to 32 customers as of June 30, 2004.

•	Kodata Solutions, Inc., a provider of lending solutions to the car dealership industry, markets OnBase as an integrated part of their ASP service. Kodata has been an OEM since 2003 and has licensed OnBase to 7 customers as of June 30, 2004.

•	Command Alkon Incorporated, a provider of information management solutions to the ready mixed cement industry, markets OnBase to complement their core accounting operations software. Command Alkon has been an OEM since 2003 and has sold OnBase software to 6 customers as of June 30, 2004.

      In 2003, our ten largest VARs, based upon software license fees invoiced by us, were: Results Engineering Corp.; IMR Limited; eDocument Resources, LLC; Matrix Imaging; Enterprise Consulting Partners, Inc.; ImageMax; Imagesoft, Inc.; MTM, Incorporated; Information Access Systems; and PROFORMANCE, Inc.

      With the exception of Fiserv, which accounted for 13.3% of our revenues in 2001, 14.0% in 2002, 13.7% in 2003 and 16.6% during the first half of 2004, no solution provider or end-user customer accounted for more than 10% of our revenues in any of the three most recent fiscal years.

      We entered into a Marketing Agreement in January 1994 with Information Technology, Inc. (ITI), a company that subsequently was acquired by Fiserv. Under the Marketing Agreement, ITI became our first OEM marketing and re-licensing a private label version of our software. The Marketing Agreement grants a non-exclusive license to our software with the limited exclusive right to ITI to market and re-license our software to those customers located in the United States, Puerto Rico and Guam that use ITI’s proprietary core banking software applications. The Marketing Agreement provides for a collaborative software development relationship between ITI and us that is intended to ensure that our software continues to seamlessly integrate with ITI’s core software offerings as both we and ITI expand and enhance our respective software offerings. In 1997, we amended the Marketing Agreement to include all other Fiserv affiliates as additional non-exclusive licensees, with ITI and the additional Fiserv affiliates having the limited exclusive right to market and re-license our software to those customers located worldwide that use their core software applications. To implement these expanded rights, we sell licenses to Fiserv’s Imagesoft Technologies, Inc. subsidiary, which is another of our OEMs. Imagesoft Technologies then markets and re-licenses our software to end-user customers and to all Fiserv affiliates, other than ITI. The 1997 amendment also continued our collaborative software development relationship with ITI and extended the term of the Marketing Agreement to May 2002. In May 2002, we amended the Marketing Agreement to impose new limitations on the scope of the exclusive marketing rights of ITI and the other Fiserv affiliates and to extend the term of the Marketing Agreement to May 2007.

      In 1997, we also entered into a license agreement with Fiserv under which Fiserv paid to us a one-time license fee in exchange for our grant to Fiserv of a worldwide license to market and re-license our Standard Check Processor, Advanced Check Processor and Check Statement Print software products (collectively, the “Check Products”). This license was exclusive for the marketing and sale of these products to financial institutions (generally banks, savings and loans, credit unions, trust companies, other depository institutions and other organizations that use those products to process checks as a primary business application rather than as an ancillary back office function), and non-exclusive for the marketing and sale of these products to non-financial institutions. In May 2002, we amended the Check Products license agreement to provide for the grant by Fiserv to us of the right to market and re-license the Check Products, directly or through our solution providers, to financial institutions located outside of the United States. In September 2003, we entered into a separate Check Products reseller agreement with Fiserv’s Imagesoft Technologies, Inc. subsidiary granting to us the right to market and re-license, through Wausau Financial Systems and SPARAK Financial Systems, two of our other OEMs, the Check Products to end-user customers of Wausau and SPARAK located in the United States.

Research and Development

      All of our research and development activities are undertaken by our employees at our corporate offices in Westlake, Ohio. We have access to a large pool of talent from local and regional colleges and universities. We have experienced very low turnover in our research and development staff throughout the history of our company, which we believe is attributable to our corporate culture and our business location. In 2003, our research and development expenses represented approximately 17.1% of total revenues. We intend to continue to invest in research and development at approximately the same levels on a percentage of revenues basis, as we continue to develop newer versions of our software and new product modules to address customer needs, especially in our current and additional vertical markets. Our research and development expenses were $3.9 million, $4.7 million and $6.8 million in 2001, 2002 and 2003, respectively.

      We organize our professional software developers into four development groups based on technological skills: client server products, software products, application servers and desktop based solutions. Our quality assurance group is physically and functionally integrated with the development group. This group tests new software prior to its integration into the code base. The quality assurance group also conducts our integration testing of our software for functionality, scalability and specification conformity. Our documentation department creates system, administrator and end-user documentation describing the functional, operational and performance characteristics of OnBase. Our product managers commercialize and launch new software modules based on technology developed by our research and development organization and enhancement requests from our end-user customers and solution providers.

Competition

      The market for ECM technology solutions is very competitive and competition will likely intensify, particularly if the market continues to consolidate. We compete with a large number of ECM, business process management, workflow, document imaging and electronic document management companies. We encounter direct competition from a number of public and private companies that offer a variety of products and services addressing these markets. The degree of competition varies significantly by the solution offered and the vertical market served.

      In the large enterprise market, we compete against enterprise ECM solution vendors including: FileNet, IBM and EMC through its recent acquisitions of Legato and Documentum. In certain market verticals, we compete with these enterprise solution vendors as well as industry-specific technology vendors such as Cerner, McKesson and Siemens in healthcare, ImageNow in higher education, ImageRight in insurance, and DST Systems, Inc. and Advanced Financial Solutions in financial services. We also compete with numerous point solution vendors for smaller customer deployments. It is also possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We believe that the principal competitive factors affecting our market include:

•	functionality, scalability and flexibility of solutions;

•	vendor and product reputation;

•	software ease of use;

•	the ability to integrate solutions with line-of-business applications;

•	industry-specific domain expertise, price, customer service and education; and

•	demonstrable return on investment.

      Many of our current and potential competitors have longer operating histories, greater financial, technical, marketing and other resources, and greater name recognition than we do. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition or results of operations.

Intellectual Property

      Our success and ability to compete is dependent in part on our ability to develop and maintain the proprietary aspects of our technology and operate without infringing upon the proprietary rights of others. We currently rely primarily on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions and other similar measures to protect our proprietary information. We also have patent applications pending for several of our new software modules and for certain computer-assisted business processes that use a relational database back-end. Due to the rapidly changing nature of applicable technologies, we believe that the improvement of existing products, reliance upon trade secrets, unpatented proprietary know-how and development of new products will continue to be our principal source of proprietary protection. However, we also believe that seeking patent protection is appropriate in the case of novel new functionality and unique business processes, including those that derive from the expansion of the uses of ECM technologies in business operations. We have an ongoing trademark registration program pursuant to which we register some of our product names, slogans and logos in the United States and in some foreign countries.

      We also use contractual provisions to protect our intellectual property rights. We license our software directly to customers, as well as to our OEMs and certain VARs who sublicense the software to end-user customers. These license agreements, which address our technology, documentation and other proprietary information, include restrictions intended to protect our intellectual property. These licenses are generally non-transferable and are perpetual. We also require all of our employees, contractors and many of those with whom we have business relationships to sign non-disclosure and confidentiality agreements and to assign to us in writing all inventions created while employees of the company.

      Certain of our products also include third party software that we obtain the rights to use through license agreements. In such cases, we have the right to distribute and/or sublicense such third party software with our products.

Employees

      As of June 30, 2004, we had 336 employees of which 101 were employed in research and development, 93 were employed in sales and marketing, 74 were employed in technical services, and 68 were employed in administration. None of our employees are represented by unions. We consider our relationships with our employees to be good and have not experienced interruptions of operations due to labor disagreements.

Properties

      We own our headquarters in Westlake, Ohio, which consists of approximately 73,000 square feet. We are undertaking an approximately 60,000 square feet expansion of our headquarters that is expected to be completed by summer 2005, which we plan to fund with cash from operations. We also lease a small amount of office space in Lincoln, Nebraska and London, England for sales and support personnel. We believe that our properties are in good operating condition and adequately serve our current business operations. We also anticipate that suitable additional or alternative space, including the expansion described above, will be available for future expansion.

Legal Proceedings

      We are from time to time a party to various litigation matters incidental to the conduct of our business. There is no pending or threatened legal proceeding to which we are a party that, in our opinion, is likely to have a material adverse effect on our future financial results.

MANAGEMENT

Directors and Executive Officers

      The following table sets forth the names, ages and positions of each of our directors and executive officers as of August 6, 2004. We expect to add three independent directors and have a majority of independent directors on our board prior to or following the completion of this offering.

Name	Age	Position

Anthony J. Hyland	33	President and Chief Executive Officer and Director
Christopher J. Hyland	35	Chairman of the Board, Executive Vice President and Chief Financial Officer and Director
Miguel A. Zubizarreta	39	Executive Vice President—Development and Chief Technology Officer and Director
William A. Priemer	36	Vice President, Sales and Marketing
Robert J. Hayes	50	Vice President, Chief Software Architect
Noreen B. Kilbane	33	Vice President, Controller
D. Timothy Pembridge	47	Vice President, General Counsel
Ralph M. Della Ratta, Jr.*	50	Director

*	Independent under the standards set forth in our proposed Corporate Governance Guidelines. Our proposed Guidelines meet or exceed the independence requirements set forth in the New York Stock Exchange listing standards.

      Anthony J. Hyland has served as our President since June 1997, our Chief Executive Officer since July 2001 and director since June 2002. Mr. Hyland has been on the Board of The Association for Image and Information Management (AIIM) since 2001, and served as Vice Chairman of AIIM in 2003 and is serving as its Chairman in 2004. Mr. Hyland holds a B.S. in Business Administration from Georgetown University.

      Christopher J. Hyland has served as our Executive Vice President since November 2001, our Secretary since May 2001, and our Chief Financial Officer and Treasurer since September 1994. Mr. Hyland was elected our Chairman of the Board in June 2002 and has been a director since September 1993. Mr. Hyland holds a B.A. in Economics from Ohio Wesleyan University.

      Miguel A. Zubizarreta has served as our Executive Vice President-Development since November 2001, our Chief Technology Officer since September 1994 and director since December 1994. Mr. Zubizarreta also served previously as our Vice President, Development from August 1993 to November 2001. Mr. Zubizarreta holds a B.S. in Computer Engineering from Case Western Reserve University.

      William A. Priemer has served as our Vice President, Sales and Marketing since July 2000. From September 1997 to July 2000, Mr. Priemer served as our Vice President, Marketing. Prior to joining Hyland, Mr. Priemer was Manager of Domestic Product Development Marketing at Federal Express. Mr. Priemer holds a B.A. in English from Boston College and a Masters in Marketing from Northwestern University.

      Robert J. Hayes has served as our Vice President, Chief Software Architect since August 2003. Mr. Hayes previously served as our Vice President, Software Development from August 1998 to August 2003 and in various other positions since February 1994.

      Noreen B. Kilbane has served as our Vice President since November 2001 and our Controller since September 2000. Previously, Ms. Kilbane served as our Director of Operations from January 1998 to September 2000 and in various other positions since March 1993. Ms. Kilbane holds a B.A. in Accounting from Baldwin Wallace College.

      D. Timothy Pembridge has served as our Vice President, General Counsel since October 2001. Prior to joining Hyland, Mr. Pembridge was a shareholder and principal of Nischwitz, Pembridge & Chriszt Co., L.P.A., from January 1996 to October 2001. Mr. Pembridge holds a B.S. in Environmental Resource Management from Allegheny College and a J.D. from Cornell Law School.

      Ralph M. Della Ratta, Jr. has served as a director since March 2003. Since December 2003, Mr. Della Ratta has served as Senior Managing Director of Max-Ventures, LLC, a venture capital firm. From 1998 to 2003, Mr. Della Ratta was Senior Managing Director and Manager of the Investment Banking Division of McDonald Investments Inc. He also currently sits on the board of directors of Olympic Steel, Inc., a public steel company. Mr. Della Ratta holds a B.A. in History from Duke University and a M.B.A. from the American Graduate School of International Management.

Board of Directors

      Our board of directors currently consists of four members, Anthony J. Hyland, Christopher J. Hyland, Miguel A. Zubizarreta and Ralph M. Della Ratta, Jr. There are currently two board seats vacant. Our directors hold office until their successors have been elected or qualified or until the earlier of their death, resignation, disqualification or removal. We entered into a Shareholders’ Agreement with Recall Total Information Management, Inc. and substantially all of our other shareholders in January 2001. This Shareholders’ Agreement terminates upon the successful completion of this offering. This agreement, among other things, has provided Recall with the right to designate a director, who recently resigned from our board, and has required us to appoint at least one independent director, who is Ralph M. Della Ratta, Jr. In connection with this offering, Recall has waived its right to appoint a director to serve on our board. We expect to fill these two board vacancies with independent directors and add a seventh board member who also will be an independent director. There is no other arrangement or understanding pursuant to which any director or executive officer was elected as a director or executive officer. Anthony J. Hyland and Christopher J. Hyland are brothers. There are no other family relationships among any of our directors and executive officers.

Classified Board

      We expect that, effective upon the closing of this offering, our board of directors will consist of seven directors who will be divided into two classes. Any additional directorships resulting from an increase in the number of directors will be distributed among the two classes so that, as nearly as possible, each class will consist of one-half of the directors. Each class will serve staggered two-year terms as follows:

•	Class I Directors will consist of , and , and their terms will expire at the first annual meeting of shareholders following the date of this prospectus; and

•	Class II Directors will consist of , , and , and their terms will expire at the second annual meeting of shareholders following the date of this prospectus.

      As a result, only one class of directors will be elected at each annual meeting of our shareholders, with the other class continuing for the remainder of its respective term.

Committees of the Board

      Our board of directors currently has a stock options committee and a conflicts of interest committee, which together perform some of the functions that are traditionally performed by a compensation committee. Upon completion of this offering, our board committees will consist of an audit committee, compensation committee and nominating and governance committee. Set forth below is a description of the membership and responsibilities of those committees after the offering.

      Audit Committee. The audit committee will consist of at least three directors and will include an audit committee financial expert. The audit committee will:

•	have oversight responsibility for the integrity of the company’s financial statements, accounting and financial reporting processes and policies, legal and regulatory compliance and overall risk management profile;

•	be responsible for approving and overseeing the company’s external auditors and its internal audit function; and

•	review other matters with respect to our accounting, auditing and financial reporting practices and procedures as it may find appropriate or as the board of directors may from time to time prescribe.

      Compensation Committee. The compensation committee will consist of at least three directors. In accordance with our proposed compensation committee charter, all members of the compensation committee will be outside directors as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, and will be non-employee directors within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934, as amended. The compensation committee will be responsible for compensation of executive officers and administration of the company’s compensation and benefit plans with respect to all eligible participants, including stock and incentive plans, retirement and profit sharing plans, and any other plans that require or provide for administration by the company’s board of directors.

      Nominating and Governance Committee. The nominating and governance committee will consist of at least three directors. The nominating and governance committee will identify qualified individuals to become members of the board of directors, determine the composition of the board of directors and its committees, monitor the effectiveness of the board and its committees and develop, monitor and evaluate sound corporate governance policies and procedures.

Director Compensation

      Directors who are also our employees do not receive additional remuneration in their capacity as directors. Our only non-employee director to receive compensation for his services as a director in 2003 was Mr. Della Ratta, who received a $10,000 retainer and an award of 4,000 restricted shares at a price of $0.01 per share. Mr. Della Ratta’s restricted shares vest in equal increments over a three-year period beginning on the first anniversary of the date of grant. Mr. Della Ratta’s restricted shares were awarded on May 5, 2004.

      Effective upon completion of this offering, we intend to pay our non-employee directors an annual retainer fee of $          for their service, with committee chairs to receive an additional $          annual payment. In addition, we intend to pay our directors $          for each meeting of the board or any board committee attended. We also intend to reimburse all of our directors for any out-of-pocket expenses incurred by them in connection with attending board and committee meetings. Our board has also determined that it is appropriate for all board members to receive a significant percentage of their annual compensation in the form of our common shares, thereby more closely aligning the interests of our directors and our common shareholders, and accordingly we intend to award restricted shares to our non-employee directors for service on an annual basis.

Executive Compensation

      The following summary compensation table sets forth a summary of the compensation for the year ended December 31, 2003 awarded to, earned by, or paid to our Chief Executive Officer and our four most highly compensated executive officers who served in such capacities as of December 31, 2003.

					Long-Term
		Annual Compensation			Compensation

				Other Annual	Underlying	Other
Name and Principal Position(s)	Year	Salary ($)	Bonus ($)	Compensation ($)(1)	Options (#)	Compensation ($)(2)

Anthony J. Hyland	2003	200,000	108,604	—	—	4,000
President and	2002	200,000	—	—	—	4,000
Chief Executive Officer	2001	168,750	25,000	—	—	2,175
Christopher J. Hyland	2003	180,000	61,020	—	—	4,950
Chairman of the Board,	2002	177,833	20,424	—	—	4,785
Executive Vice President	2001	146,245	22,000	—	—	2,372
and Chief Financial Officer
Miguel A. Zubizarreta	2003	220,000	74,580	7,932	—	6,000
Executive Vice President —	2002	220,000	19,826	7,960	—	2,200
Development and	2001	207,500	24,000	7,963	—	—
Chief Technology Officer
William A. Priemer	2003	150,000	56,500	16,638	36,000	4,500
Vice President,	2002	174,315	—	24,315	—	4,500
Sales and Marketing	2001	144,167	16,000	27,872	—	2,420
Robert J. Hayes	2003	170,000	36,160	—	18,000	5,100
Vice President,	2002	170,000	—	—	—	4,888
Chief Software Architect	2001	160,375	16,000	—	—	2,509

(1)	Includes (a) payments by us, related to personal use of a company provided vehicle, for Mr. Zubizarreta; and (b) payments by us, related to medical expenses for services not covered under our standard benefit plans, for Mr. Priemer.

(2)	Matching contributions under our 401(k) plan, a defined contribution plan.

Stock Option Awards in 2003

      The following table sets forth information concerning awards of stock options to our Chief Executive Officer and the other officers named in the summary compensation table during the year ended December 31, 2003. These awards are reflected in the summary compensation table.

Potential
Realizable Value
at Assumed
	Individual Grants(1)				Annual Rates of
Share Price
	Number of	Percentage of			Appreciation for
	Common Shares	Total Options	Exercise or		Option Terms(2)
	Underlying	Granted to	Base Price	Expiration
Name	Options Granted (#)	Employees	($/Sh)	Date	5% ($)	10% ($)

Anthony J. Hyland	—	—	—	—	—	—
Christopher J. Hyland	—	—	—	—	—	—
Miguel A. Zubizarreta	—	—	—	—	—	—
William A. Priemer	36,000	10.2%	6.00	7/16/2013
Robert J. Hayes	18,000	5.1	6.00	7/16/2013

(1)	These outstanding stock options were granted under our 1998 Share Incentive Compensation Plan. The common shares subject to these options vest annually beginning September 2004 and continuing through September 2007. These options were granted on July 16, 2003. See “Employee Benefit Plans — 1998 and 2003 Share Incentive Compensation Plans” for a further description of certain terms relating to these options.

(2)	The potential realizable values are net of exercise price but do not take into account the payment of taxes associated with exercise. The amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term based on assumed annual rates of compound share price appreciation from the date of this prospectus of 5% and 10% based on the assumed initial public offering price of $ per share. The 5% and 10% assumed annual rates of compounded share price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common share prices. Actual gains, if any, on stock option exercises are dependent on the future performance of our common shares and overall stock market conditions and the option holders’ continued service with us.

Recent Option Awards

      In the first six months of 2004, we granted options to purchase 395,500 of our common shares with an exercise price of $7.25 per share. Most of these options, 377,500, were granted under our 2003 Share Incentive Compensation Plan and the remaining 18,000 were granted under our 1998 Share Incentive Compensation Plan. Anthony J. Hyland was granted 55,000 options on February 16, 2004 that vest in four equal increments over four years beginning on the first anniversary of the date of grant, and on each successive anniversary thereafter. On February 16, 2004, Christopher J. Hyland and Miguel A. Zubizarreta were granted 44,000 and 50,000 options, respectively, that vest in four increments over four years (approximately 22.5% in each of the first two years and 27.5% in each of the next two years) beginning on the first anniversary of the date of grant, and on each successive anniversary thereafter.

Aggregate Option Exercises and Fiscal Year-End Option Values

      The following table sets forth information about each exercise of options by our Chief Executive Officer and the other officers named in the summary compensation table, as well as information about the fiscal year-end value of unexercised options held by those individuals.

	Number of Common Shares
	Underlying Unexercised		Value of Unexercised
	Options at		In-the-money Options at
	Fiscal Year End 2003		Fiscal Year-End 2003(1)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Anthony J. Hyland	310,000	40,000	$	$
Christopher J. Hyland	120,000	30,000
Miguel A. Zubizarreta	120,000	30,000
William A. Priemer	100,000	36,000
Robert J. Hayes	210,000	18,000

(1)	There was no public trading market for our common shares as of December 31, 2003. The value of unexercised in-the-money options is based on the assumed initial public offering price of $ per share.

Limitation of Liability and Indemnification Matters

      Ohio law generally provides that a director will be liable in damages for any action that the director takes or fails to take as a director only if it is proven by clear and convincing evidence that the action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with a reckless disregard for the best interests of the corporation.

      Our articles of incorporation provide that we must indemnify our directors and officers and may indemnify our other employees and agents to the fullest extent permitted by law. We believe that the indemnification provisions of our articles of incorporation are necessary to attract and retain qualified persons as directors, officers and key employees. Our articles of incorporation also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether Ohio law or our articles of incorporation would otherwise permit indemnification. We maintain directors’ and officers’ liability insurance on behalf of such persons.

      We expect to enter into agreements to indemnify our directors and officers. These agreements will provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions and agreements are necessary to attract and retain qualified persons as our directors and officers.

      At present we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of our company in such person’s capacity with our company where indemnification will be required or permitted. We also are not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

Employment Agreements

      In May 2004, we entered into three-year employment agreements with Anthony J. Hyland, Christopher J. Hyland and Miguel A. Zubizarreta to employ each officer in their current positions. The relevant agreements provide for a base salary in the amount of $260,000 for Anthony J. Hyland, $198,000 for Christopher J. Hyland, and $242,000 for Miguel A. Zubizarreta. The base salaries specified in the agreements are subject to increase at the discretion of our board of directors or the compensation committee.

      Each officer also is entitled to receive an annual bonus payment (1) in accordance with a bonus plan maintained by the company for each of its senior executives generally, and (2) as our board of directors or the compensation committee may determine, in its discretion and, in the case of Christopher J. Hyland and Miguel A. Zubizarreta, based upon the recommendation of the Chief Executive Officer. The bonus plan for senior executives is based upon achieving certain corporate performance goals as established by the board of directors prior to each calendar year. Each year the board will decide on a target percentage of base salary that each senior executive will earn upon us reaching certain target levels of revenue growth and profitability. The board also establishes minimum and maximum threshold levels of performance whereby senior executives can earn one-half or up to double their target bonus percentage. For example, the board may establish a senior executive’s target bonus at 40% of his base salary; however, that senior executive may receive as little as 20% or as much as 80% of his base salary in bonus depending on our performance. In the event that we do not meet both minimum threshold levels of revenue growth or profitability, the senior executives are not entitled to receive a bonus for that calendar year. The compensation committee will be responsible for establishing the bonus plan’s annual performance goals and each senior executive’s target percentage upon completion of the offering.

      Each officer may participate in our executive bonus plan, stock-based incentive compensation plans and all other employee benefit plans that we offer. Each agreement prohibits each such officer from:

•	engaging in any activity that is directly or indirectly a conflict of interest with us without board approval;

•	entering into a competing activity, as determined by our board of directors, from 18 months to two years after termination of employment (depending on the reason for termination of employment);

•	soliciting any employee of ours to leave us while the agreement is in effect and for three years after termination of employment; and

•	disclosing or using any of our proprietary information gathered during the course of employment pursuant to the terms and conditions of our standard confidentiality and inventions agreement entered into by each officer.

      Subject to certain exceptions, each of these officers is entitled to a lump sum severance payment of 18 months’ base salary if he is terminated without cause or if he terminates his employment for good reason upon or within one year of a change in control. In addition, the officer will be entitled to receive the full amount of any cash bonuses that would have been earned by him for the fiscal year in which he is terminated, and the full amount necessary to allow the officer to pay COBRA premiums for the period with respect to which severance is being paid.

      For purposes of the agreements, “good reason” is defined generally to mean a significant reduction in the officer’s compensation, a reduction in his responsibilities or relocation of his place of employment by more than 250 miles from its then current location. “Cause” is defined generally to mean a termination of the officer’s employment due to his commission of: (1) gross negligence or willful misconduct in the performance of his duties; (2) any act of personal dishonesty that has the effect, or could have the effect, of producing substantial personal enrichment for the officer; (3) a felony under the laws of the United States or any state or political subdivision thereof for which an officer is convicted or a pleads “guilty” or “no contest;” (4) an act of fraud against, or of an act of misappropriation of property belonging to us; or (5) a material breach of any confidentiality and inventions agreement between an officer and us. “Change of control” is defined generally to mean: (1) the sale or assignment of our outstanding securities representing at least 50% of our total voting power; (2) the sale or disposition of all or substantially all of our assets; or (3) a merger or consolidation that has a result similar to a transaction described in clause (1) or (2) above.

      If any of these officers is terminated without cause or resigns for good reason in a situation not involving a change in control, the agreement provides that he will be entitled to receive salary continuation payments for an 18-month severance period and payments of COBRA premiums until he commences other employment or obtains other health insurance coverage.

      If any of these officers is terminated for cause or resigns without good reason, then the officer will be entitled to receive accrued base salary and accrued but unused vacation earned through the date of termination. All other compensation and benefits will cease upon the date of termination.

      If an officer’s employment is terminated due to death or disability, then the officer, or the officer’s estate, will be entitled to receive accrued base salary and accrued but unused vacation pay earned through the date of termination. In addition, the officer, or the officer’s estate, will be entitled to receive a lump-sum payment equal to the pro-rata portion of the full cash bonuses the officer would have earned for the fiscal year in which such termination occurs, based on the officer’s length of service during such fiscal year.

      These agreements include amendments to the officers’ stock option agreements to accelerate the vesting of outstanding stock options and to extend the exercise period for outstanding vested options to three months after the officer’s employment is terminated by us without cause or by the officer with good reason. See the discussion of these amendments under “Employee Benefit Plans — 1998 and 2003 Share Incentive Compensation Plans” below.

      In April 1994, we entered into an employment agreement with Robert J. Hayes. Currently under this agreement Mr. Hayes’ base salary is $170,000. This base salary is subject to increase at the discretion of our board of directors or the compensation committee. The agreement provides for paid vacation and sick leave as established by the board from time to time. The agreement also provides for the grant of certain non-qualified stock options for our common shares, all of which have been granted and exercised. The agreement prohibits Mr. Hayes from:

•	soliciting any employee of ours to leave us while the agreement is in effect and for one year after termination of employment;

•	soliciting or accepting business from any existing or potential customer of ours for himself or for another business while the agreement is in effect and for one year after termination of employment; and

•	disclosing any proprietary information about us gathering during the course of employment and for one year after termination of employment.

      Upon termination of employment for any reason, Mr. Hayes will be entitled to receive accrued base salary earned through the date of termination. In addition, upon termination of Mr. Hayes’ employment by the company other than a termination for cause, Mr. Hayes will be entitled to accrued, unused vacation earned through the date of termination. All other compensation and benefits will cease upon the date of termination. “Termination for cause” is defined generally to mean: (1) a proven act of dishonesty by Mr. Hayes which results in loss or damage to us; (2) willful or material neglect of duties by Mr. Hayes under the agreement; or (3) material breach of the agreement by Mr. Hayes which is not cured within 30 days after the delivery of written notice of the breach.

Employee Benefit Plans

1998 and 2003 Share Incentive Compensation Plans

      Our 1998 Share Incentive Compensation Plan was adopted by our board of directors in April 1998 and approved by our shareholders in May 1998. The plan was amended by our shareholders to increase the number of common shares available for awards in May 2001. Our 2003 Share Incentive Compensation Plan was adopted by our board of directors in March 2003 and approved by our shareholders in May 2003.

      Administration. The plans are administered by the board of directors, but the board may delegate the administration of the plans to a committee of the board at any time. Prior to the completion of the offering, the board is expected to delegate administration of the plans to our compensation committee. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m). The committee has the power to determine the persons to whom awards may be granted and the terms of the awards, including the exercise price (which may be changed by the administrator after the date of grant), the number of shares subject to each award, the exercisability of the awards, and restrictions applicable to any awards. Awards may be granted singly or in combination or tandem with other awards, and may be granted in replacement of other awards granted by the committee.

      Type of Awards. Both plans provide for the grant of incentive stock options (ISOs), within the meaning of Section 422 of the Code, to our employees, and for the grant of nonstatutory stock options (NSOs) and the award of phantom stock units, restricted shares and stock appreciation rights to our employees and consultants.

      Awards. A total of 3,000,000 common shares have been authorized for issuance under the 1998 Share Incentive Compensation Plan. As of June 30, 2004, options to purchase 2,804,070 common shares were outstanding under this plan and 54,585 common shares were available for future grant.

      A total of 1,000,000 common shares have been authorized for issuance under the 2003 Share Incentive Compensation Plan. As of June 30, 2004, options to purchase 376,500 common shares were outstanding under this plan and 623,500 common shares were available for future grant. Prior to this offering, we expect to amend our 2003 Share Incentive Compensation Plan to increase the amount of common shares issuable under the plan from 1,000,000 common shares to 2,800,000 common shares.

      With the exception of an award of 4,000 restricted shares awarded to Mr. Della Ratta on May 5, 2004, no restricted shares, phantom stock units or stock appreciation rights have been awarded under either plan.

      Adjustments. In the event of a reclassification, recapitalization, stock dividend, stock split, reverse stock split, merger, consolidation, combination or exchange of shares, distribution to shareholders, or similar transaction, the committee will adjust accordingly the number and class of shares that may be issued under the plans and the number and class of shares, and the exercise price, applicable to outstanding awards and any other provisions of the plan or any awards as may be appropriate in order to prevent the dilution or enlargement of rights with respect to awards.

      Limitations on Awards. Generally, each award granted under the plans is required to expire on or before the tenth anniversary of the date of grant. The exercise price of each ISO is required to be not less than 100% of the fair value of the underlying common shares subject to the option on the date of grant and the exercise price of each NSO may be set above or below the fair value of the underlying common shares subject to the option on the date of grant. These minimum price provisions are increased and other conditions and restrictions apply, with respect to awards granted to persons who own or are deemed to own more than 10% of the total combined voting power of all classes of our common shares.

      Awards granted under the plans generally vest ratably over a four year period beginning on the fifth anniversary of the date of grant and continuing on each anniversary thereafter. If a participant’s service relationship with us ceases for any reason, all awards under the plans terminate after the date of termination (unless the terms of the stock option agreement provide otherwise). If an award is in the form of an ISO, the stock option agreement may not permit the exercise of an ISO (1) more than three months after the cessation of service if the cessation was for any reason other than disability or death, or (2) more than one year after the cessation of service if the cessation was due to disability or death (or if the optionee died within three months after the cessation of service) of the optionee. In no event may an ISO be exercised after the original exercise period of the stock option.

      The employment agreements between us and Anthony J. Hyland, Christopher J. Hyland and Miguel A. Zubizarreta contain provisions amending these officers’ stock option agreements. Under these provisions, if the officer’s employment is terminated by us without cause or by the officer with good reason, all outstanding unvested stock options of such officer will vest immediately prior to the effective time of such employment termination. In addition, if the officer’s employment is terminated by us without cause or by the officer with good reason, the exercise period for all outstanding vested stock options of such officer will be extended to three months after the effective date of such employment termination, but not later than the 10-year expiration date of such options.

      Termination and Amendment. The plans terminate 10 years after their initial adoption, unless earlier terminated by the board. The board of directors may amend, modify, suspend or terminate the plans at any time, subject to shareholder approval where required by applicable law or as set forth in the plans. Any amendment or termination may not impair the rights of holders of outstanding awards without their consent.

      Federal Income Tax Consequences of Awards. The anticipated income tax treatment, under current provisions of the Code, of the grant and exercise of awards is as follows:

      Incentive Stock Options. In general, an employee will not recognize taxable income at the time an ISO is granted or exercised provided the employee has been employed by us at all times from the date of grant until the date three months before the date of exercise (one year in the case of permanent disability). However, the excess of the fair market value of the common shares acquired upon exercise of the ISO over the exercise price is an item of tax preference for purposes of the alternative minimum tax. If the employee exercises an ISO without satisfying the employment requirement, the income tax treatment will be the same as that for a NSO, described below. Upon disposition of the common shares acquired upon exercise of an ISO, capital gain or capital loss will be recognized in an amount equal to the difference between the sale price and the exercise price, provided that the employee has not disposed of the common shares within two years of the date of grant or within one year from the date of exercise (a “Disqualifying Disposition”). If the employee disposes of the shares in a Disqualifying Disposition, the employee will recognize ordinary income at the time of the Disqualifying Disposition to the extent of the difference between the exercise price and the lesser of the fair market value of the shares on the date the incentive stock option is exercised or the amount realized in the Disqualifying Disposition. Any remaining gain or loss is treated as a capital gain or capital loss.

      We are not entitled to a tax deduction either upon the exercise of an ISO or upon the disposition of the common shares acquired thereby, except to the extent that the employee recognizes ordinary income in a Disqualifying Disposition and subject to the applicable provisions of the Code.

      Non-Qualified Stock Options. In general, participants will not recognize taxable income at the time a NSO is granted. However, an amount equal to the difference between the exercise price and the fair market value, as of the date of exercise, of the common shares acquired upon exercise of the NSO will be included in the participant’s ordinary income in the taxable year in which the NSO is exercised. Upon disposition of the common shares acquired upon exercise of the NSO, appreciation or depreciation from the tax basis of the shares acquired after the date of exercise will be treated as either capital gain or capital loss.

      Subject to the applicable provisions of the Code, including the deductibility limitations under Section 162(m) of the Code, the company generally will be entitled to a tax deduction in the amount of the ordinary income realized by the participant in the year the NSO is exercised. Any amounts includable as ordinary income to a participant in respect of a NSO will be subject to applicable withholding for federal income and employment taxes.

      Stock Appreciation Rights. The grant of stock appreciation rights will have no immediate tax consequences to the company or the participant receiving the grant. In general, the amount of compensation that will be realized by a participant upon exercise of a stock appreciation right is equal to the difference between the grant date valuation of the common shares underlying the stock appreciation right and the fair market value of the stock or cash received on the date of exercise. The amount received by the participant upon the exercise of the stock appreciation rights will be included in the participant’s ordinary income in the taxable year in which the stock appreciation rights are exercised. Subject to the applicable provisions of the Code, including the deductibility limitations under Section 162(m) of the Code, the company generally will be entitled to a deduction in the same amount in that year.

      Restricted Shares. Unless a participant makes an election under Section 83(b) of the Code, the participant will recognize no income, and the company will be entitled to no deduction at the time restricted shares are awarded to the participant. When the restrictions on the restricted shares lapse or are otherwise removed, the participant will recognize compensation income equal to the excess of the fair market value of the restricted shares on the date the restrictions lapse or are otherwise removed over the amount, if any, paid by the participant for the restricted shares, and, generally, the company will be entitled to a deduction in the same amount subject to the applicable provisions of the Code, including the possible limitations under Section 162(m) of the Code. Dividends paid on restricted shares during any restriction period will, unless the participant has made an election under Section 83(b) of the Code, constitute compensation income to the participant receiving the dividends; and the company generally will be entitled to a deduction in the same amount. Upon disposition of common shares after the restrictions lapse or are otherwise removed, any gain or loss realized by a participant will be treated as short-term or long-term capital gain or loss depending upon the period of time between the disposition and the earlier lapse or removal of the restrictions on those common shares.

      If a participant files an election under Section 83(b) of the Code with the Internal Revenue Service within 30 days after the grant of restricted shares, the participant will, on the date of the grant, recognize compensation income equal to the excess of the fair market value of the common shares on that date over the price paid for those common shares, and the company generally will be entitled to a deduction in the same amount, subject to the applicable provisions of the Code. Dividends paid on the shares thereafter will be treated as dividends for tax purposes, includible in the gross income of the participant and not deductible by the company. Any gain or loss recognized by the participant on a disposition of restricted shares which was the subject of a Section 83(b) election, other than on a redemption by the company, will be capital gain or loss. However, if the disposition is a forfeiture by the participant or a redemption by the company at the initial price of the restricted shares, the disposition may constitute a “forfeiture” within the meaning of Section 83(b) of the Code, in which event the participant would not be entitled to deduct any loss which otherwise would have been allowable. The potential for a nondeductible forfeiture loss on the forfeiture of restricted property is a risk a participant assumes by making a Section 83(b) election.

      Withholding Taxes. Appropriate provisions will be made for all taxes required to be withheld or paid in connection with exercise of the awards and the transfer of common shares pursuant thereto under applicable law and regulations.

      The discussion set forth above does not purport to be a complete analysis of all potential tax consequences relevant to recipients of awards under the plans or the company or to describe tax consequences based on particular circumstances. It is based on United States federal income tax law and interpretational authorities as of the date of this prospectus, which are subject to change at any time. The discussion does not address state or local income tax consequences or income tax consequences for taxpayers who are not subject to taxation in the United States.

401(k) Plan

      In January 1997, we established the Hyland Software, Inc. 401(k) Plan, which is a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended. Employees must be at least 21 years of age and work at Hyland for at least three months prior to becoming eligible to participate in the 401(k) plan. Employees in the plan may contribute up to 15% of their eligible compensation to their 401(k) plan. Although not required, beginning in June 2001, we started to make discretionary matching contributions at the rate of 50% of the amount of the employee’s contribution up to a maximum of 6% of the employee’s eligible compensation. These matching contributions vest on the third anniversary of such employees’ start date with the company. We made aggregate matching contributions in the amount of $83,000 in 2001, $230,000 in 2002 and $283,000 in 2003.

Compensation Committee Interlocks and Insider Participation

      We intend to establish a compensation committee comprised of independent directors in connection with this offering. Prior to the offering, two committees performed many of the functions customarily associated with a compensation committee. Our agreements with Recall have required us to maintain a conflicts of interest committee, which considers changes in compensation arrangements for our executive officers. We also have a stock options committee, which considers awards under our employee share incentive compensation plans. Certain of our executive officers serve on these committees and have participated in compensation decisions. Our conflicts of interest committee is comprised of Miguel A. Zubizarreta and Ralph M. Della Ratta, Jr. Until his recent resignation from our board of directors, Ajit Habbu, an executive officer of Recall, also served on the conflicts of interest committee. Our stock options committee is comprised of Anthony J. Hyland, Christopher J. Hyland and Miguel A. Zubizarreta. None of our executive officers serves as a member of the compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or as a member of our conflicts of interest or stock options committees. Information about certain transactions between the members of these committees and us is set forth immediately following this paragraph under the caption “Related Party Transactions.”

RELATED PARTY TRANSACTIONS

Share Repurchases from and Indebtedness to Existing Shareholders

      During the past three fiscal years, we purchased a total of 2,455,323 common shares from existing shareholders for total aggregate consideration of $10.5 million. The consideration consisted of cash and, in most cases, notes, all of which have been repaid as of May 5, 2004. The notes were issued with varying interest rates from 2.73% to 5.65% per year. The table below lists the number of common shares and the purchase price in respect of all common shares purchased by us from our directors, executive officers and shareholders owning more than 5% of our outstanding common shares as of June 30, 2004.

	Number of
Name	Common Shares	Purchase Price

John P. Hyland, Jr. and Gretchen A. Hyland(1)	1,176,471	$5,000,002
Miguel A. and Denise Zubizarreta	31,946	135,771
Raymond J. and Penny L. Malcoun	300,000	1,275,000
J. Patrick Hyland, Sr.	97,518	449,999

(1)	On July 10, 2001, we entered into a share repurchase agreement with our former Chief Executive Officer John P. Hyland, Jr. and Gretchen A. Hyland to repurchase 1,176,471 common shares at $4.25 per share. We paid the Hylands $2.0 million in cash and issued a note for the remaining balance. The note bears interest at 5.65% payable quarterly on the unpaid balance. Additional principal was paid in two installments of $1.0 million on each of February 13, 2002 and July 1, 2003. A final installment of the unpaid balance was paid on May 5, 2004.

      We repurchased the common shares to provide the opportunity for liquidity to our selling shareholders and to improve the return on equity for continuing shareholders. The common shares were repurchased at either $4.25 per share or $5.57 per share. In repurchasing common shares in 2001, 2002 and first half of 2003, our policy was to rely on the last known price at which our common shares were sold in an arm’s length transaction. In 2003, we obtained an independent valuation from Valuemetrics Advisors, Inc. that valued our common shares at $5.57 per share as of July 31, 2003. We elected to defer payment of half of the purchase price through the issuance of notes in order to manage the effect of the repurchases on our cash flow. All notes were issued at an interest rate equal to 110% of the Applicable Federal Rate as published by the Internal Revenue Service on the date of the relevant purchase agreement. The notes were issued with maturity dates of either two or three years from the date of issuance depending on our expected cash flow needs.

Retirement Agreement with J. Patrick Hyland, Sr.

      On January 16, 2001, we entered into an agreement with our former director and executive officer, J. Patrick Hyland, Sr., whereby in connection with his retirement as an officer of the company we agreed to extend Mr. Hyland a put right, exercisable for up to 10 years, to sell $150,000 worth of common shares, annually, at the then current fair market value to the company. To date, we have repurchased 35,294 common shares at $4.25 per share on each of July 1, 2001 and March 19, 2003 and 26,930 common shares at $5.57 per share on July 1, 2003. The put right will terminate upon the completion of this offering.

Lease and Purchase of Real Estate

      In November 2000, we entered into a lease for a residence located in Naples, Florida owned and operated by an entity controlled by Christopher J. Hyland, our Chairman of the Board, Executive Vice President, Chief Financial Officer and a director. The lease had an original term of three years and required total lease payments of $234,000 plus all operating expenses. We paid rent on this facility of $78,000 in 2001 and 2002, and $45,500 in 2003. In August 2003, we purchased the residence for its appraised fair market value of $720,000.

Indebtedness of Management

      In 1999, Miguel A. Zubizarreta, our Executive Vice President—Development, Chief Technology Officer and a director, borrowed approximately $100,000. The loan had an interest rate of 10.0% per year and a maturity date of 24 months. The loan was repaid in January 2001. We do not currently have any loans outstanding to any of our directors, executive officers or shareholders.

Transactions with Workflow.com

      Christopher J. Hyland, our Chairman of the Board, Executive Vice President, Chief Financial Officer and a director, owns a 0.052% interest in Workflow.com LLC, a document management application service provider (ASP). Workflow.com is a party to an ASP agreement with us under the terms of which it is allowed to re-license to its customers a private label version of our OnBase software on a hosted basis. The terms of this agreement are substantially similar to those entered into with other unaffiliated entities using our technology to host OEM versions of our software. In none of the past three years did the total amount of our transactions with Workflow.com exceed $60,000. The majority shareholder of Workflow.com LLC is John P. Hyland, Jr., the brother of Anthony J. Hyland and Christopher J. Hyland.

Transactions with Recall Corporation, Recall Total Information Management, Inc. and Affiliates

      We established a strategic alliance with Recall Corporation in January 2001. Recall Total Information Management, Inc., a wholly-owned subsidiary of Recall Corporation, or Recall, owns approximately 17.1% of our common shares as of June 30, 2004. Under the terms of a stock purchase agreement dated January 24, 2001, we issued 2,824,225 common shares to Recall for a purchase price of $12.0 million. We also entered into several other agreements with Recall and its affiliated entities as described below.

OEM Agreement

      We entered into an OEM agreement dated January 31, 2001 with Recall Corporation, under the terms of which we designated Recall Corporation as a non-exclusive OEM for a private-label version of our software. The provisions of this agreement require Recall Corporation to make software license fee payments in an amount equal to 50% of our current software license fees for each copy of the private-label version of our software, or portion thereof, Recall Corporation licenses to its customers. Additionally, the agreement requires Recall Corporation to make maintenance fee payments equal to 7.5% of the list price of our software for each copy of the private-label version of our software Recall Corporation licenses to its customers for which the customer desires to purchase annual maintenance. The software license and maintenance fees payable by Recall under the OEM agreement are the same as those that we received under agreements with comparable non-affiliated OEMs at the time we entered into the agreement with Recall. The agreement has a term of five years and provides for an automatic renewal for successive one-year terms unless either party gives advance notice of termination. Recall Corporation made payments under this agreement of $0 in 2001, $0 in 2002, $19,518 in 2003 and $91,345 during the six months ended June 30, 2004.

Application Service Provider Partner Agreement

      We entered into an ASP partner agreement with Recall Corporation on January 31, 2001. Under the terms of the agreement, we designated Recall Corporation as a non-exclusive ASP partner and granted it the right to use certain OnBase application software for the purpose of in-house data processing for customers and to provide customers access to the software. For this right, Recall Corporation must pay as an application partner fee an amount equal to 20% of the gross revenues it collects from its customers for the customers’ use of the software and its related features. The fees payable under the ASP agreement are the same as those that we received under agreements with comparable non-affiliated ASP partners at the time we entered into the agreement with Recall. Subject to Recall Corporation’s satisfaction of certain minimum annual revenues targets, we agreed not to provide hosted document management solutions directly to end-users during the term of the agreement. These minimum revenues targets began at

$1.5 million and increase to $64.0 million during the sixth year of the agreement. The agreement has a term of five years and provides for automatic renewal for successive one-year terms unless either party gives advance notice of termination. Recall Corporation made payments under this agreement of $0 in 2001, $44,602 in 2002, $178,776 in 2003 and $110,816 during the six months ended June 30, 2004.

Registration Rights Agreement

      In connection with our strategic alliance with Recall, we entered into a registration rights agreement dated January 31, 2001 with Recall. Under the terms of this registration rights agreement, Recall and certain of its transferees, which are collectively referred to below as Recall, will, under some circumstances, have the right to require us to register their shares for future sales. These registration rights are generally subject to conditions and limitations, which include the right of the underwriters of an offering to limit the number of common shares included in the registration and our right to delay registration for up to 180 days under certain circumstances.

      Demand Registration Rights. Beginning six months after the closing of this offering, Recall will have the right to demand that we file a registration statement covering their shares. We are obligated to use our best efforts to file and have declared effective one registration statement on Form S-1, and we are not obligated to effect any registration more than once in any 12 month period. We also are not required to register more than one-third of the registrable securities originally issued to Recall during the six month period beginning six months after our initial public offering, nor are we required to register more than 2/3rds of those securities during the six month period beginning 12 months after our initial public offering.

      Piggyback Registration Rights. If we register any securities for public sale, including this public offering, Recall will have the right, for 20 days after written notice of registration is received, to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in such offering. Recall has waived its piggyback rights under this agreement in connection with this offering.

      Expenses of Registration. Recall shall be responsible for any expenses relating to any demand registration. We are responsible for expenses if Recall exercises its piggyback rights.

      Expiration of Registration Rights. Recall’s registration rights will terminate at such time as it can resell all of our common shares held by it under Rule 144 of the Securities Act without regard to any volume limitations contained in the rule, and has been issued a certificate for the shares that does not bear any restrictive legend.

     Share Repurchase Agreement

      Under the terms of a share repurchase agreement dated May 17, 2004 between Recall and us, we have agreed to repurchase $8.0 million of our common shares owned by Recall at a price per share equal to 90% of our initial public offering price. We determined the discount from the public offering price after negotiations with Recall. At an assumed initial public offering price of $          per share, we would acquire            common shares from Recall under the terms of this agreement. Consummation of this transaction is subject to various conditions, including completion of our initial public offering. Recall currently owns approximately 17.1% of our common shares. After giving effect to the repurchase transaction and based upon the assumed offering price set forth above, Recall will own                      common shares or           % of our common shares.

      Prior to this offering, Recall expressed a desire to monetize a portion of its ownership interest. In order to help Recall monetize its investment, we discussed selling Recall’s common shares with our common shares in this offering. However, Recall indicated that its corporate parent, Brambles Industries Limited, had a policy of not participating or permitting its affiliates to participate in public offerings of securities in the United States. As a result, we decided to increase the number of shares issued by us and use the additional proceeds to purchase Recall’s common shares in order to reduce the potential adverse affect on our stock price after this offering created by Recall’s desire to monetize a portion of its investment. In connection with the share repurchase agreement, Recall also agreed to enter into the lock-up agreement described under the caption “Shares Eligible for Future Sale — Lock-Up Agreements” with respect to the common shares not purchased under the share repurchase agreement. At the end of the lock-up period, Recall’s remaining common shares may be freely tradable. We cannot assure you that Recall will not want to monetize those additional shares after the lock-up period ends.

Shareholders’ Agreement

      We entered into a Shareholders’ Agreement with Recall, J. Patrick Hyland, Sr., Charlene M. Hyland, John P. Hyland, Jr., Gretchen A. Hyland, Christopher J. Hyland, Anthony J. Hyland, Miguel A. Zubizarreta and Denise Zubizarreta in January 2001 in connection with our establishment of the strategic alliance with Recall. Subsequently, substantially all of our other shareholders elected to become parties to this agreement. The Shareholders’ Agreement currently grants, among other things, Recall a right to designate a director, who recently resigned from our board, and requires our other shareholders to appoint an independent director (currently Ralph M. Della Ratta, Jr.) as defined in the Shareholders’ Agreement. The Shareholders’ Agreement also established corporate governance guidelines and procedures for our company, which will be changed upon completion of this offering to comply with the requirements of the NYSE. The agreement also restricts the transfer of our common shares by the shareholders who are a party to the agreement and restricts our ability to merge with another company if the consideration offered to shareholders is below a certain price. If we propose to issue additional common shares (other than upon exercise of employee stock options or in connection with an acquisition), each of the shareholders who are parties to the agreement has the preemptive right to acquire the number of common shares necessary to maintain their current ownership percentage position. We are currently seeking to amend the Shareholders’ Agreement to delete this preemptive provision. The Shareholders’ Agreement terminates upon completion of this offering.

Indemnification Agreements and D&O Insurance

      We intend to enter into agreements to indemnify our directors and officers. These agreements will provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions and agreements are necessary to attract and retain qualified persons as our directors and officers. We also plan to purchase director and officer liability insurance for the benefit of such persons.

      At present we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of our company in such person’s capacity with our company where indemnification will be required or permitted. We are also not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

Future Transactions

      All future transactions, if any, between us and our officers, directors and principal shareholders and their affiliates, as well as any transactions between us and any entity with which our officers, directors or principal shareholders are affiliated, will be approved in accordance with the then current SEC rules and regulations, NYSE rules and applicable law governing the approval of such transactions.

PRINCIPAL AND SELLING SHAREHOLDERS

      The following table sets forth certain information with respect to the beneficial ownership of our common shares, as of June 30, 2004, and as adjusted to reflect the sale of common shares offered by us and the selling shareholders in this offering and the repurchase of $8.0 million of our common shares from Recall at an assumed purchase price of $          per share (90% of our assumed initial public offering price) upon completion of this offering, for:

•	each person who we know beneficially owns more than 5% of our outstanding common shares;

•	each of the selling shareholders;

•	each of our directors;

•	each executive officer named in the summary compensation table; and

•	all of our directors and officers as a group.

      Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated by footnote, each person identified in the table possesses sole voting and investment power with respect to all capital stock shown to be held by them, subject to applicable community property laws. The number of common shares outstanding, on an as-converted basis, used in calculating the percentage for each listed person or entity includes common shares underlying options held by the person or entity that are exercisable within 60 days of June 30, 2004, but excludes common shares underlying options held by any other person or entity. Percentage of beneficial ownership is based on 16,491,267 common shares outstanding as of June 30, 2004. The numbers shown in the table assume no exercise by the underwriters of their over-allotment option. Unless otherwise indicated, the principal address of each of the shareholders below is c/o Hyland Software, Inc., 28500 Clemens Road, Westlake, Ohio 44145.

      As described in note (7) to the accompanying table, Christopher J. Hyland is the voting trustee of various voting trusts holding 1,435,000 common shares. These voting trusts terminate upon completion of this offering, and the changes in Mr. Hyland’s beneficial ownership of common shares after the offering result solely from such termination and the related distribution of those shares to their beneficial owners.

	Shares beneficially			Shares to be
	owned prior to			beneficially owned
	this offering		Shares Offered(1)	after this offering

Name	Number	Percent	Number	Number	Percent

Recall Total Information Management, Inc. One Recall Center 180 Technology Center Norcross, GA 30092(2)	2,824,225	17.13%
Raymond J. Malcoun 404 Spyglass Hill Court Duluth, GA 30155(3)	903,155	5.48%
Ralph M. Della Ratta, Jr.(4)	33,667	*			*
Robert J. Hayes(5)	485,500	2.91%
Anthony J. Hyland(6)	387,550	2.31%
Christopher J. Hyland(7)	2,555,250	15.38%
J. Patrick Hyland, Sr.(8)	946,432	5.74%
Noreen B. Kilbane(9)	49,484	*			*
D. Timothy Pembridge(10)	10,000	*			*
William A. Priemer(11)	106,000	*			*
Miguel A. Zubizarreta(12)	1,621,899	9.76%
All directors and officers as a group	5,249,350	30.16%

*	Less than one percent.

(1)	The selling shareholders have also agreed to sell to the underwriters common shares, solely to cover over-allotments. The underwriting agreement will provide that if the underwriters’ over-allotment option is exercised, each shareholder will participate in that option on a pro rata basis in accordance with the number of shares offered by that shareholder.

(2)	The shares beneficially owned by Recall after the offering reflect our repurchase of common shares from Recall upon completion of the offering, based on an assumed initial public offering price of $ per share. Recall is an indirect wholly-owned subsidiary of Brambles Industries Limited, which may be deemed to be the beneficial owner of the common shares owned by Recall. Brambles’ principal address is Level 40, Gateway Building, 1 Macquarie Place, Sydney NSW 2000, Australia.

(3)	These shares are beneficially owned jointly with Mr. Malcoun’s spouse.

(4)	Includes 16,667 common shares beneficially owned jointly with Mr. Della Ratta’s spouse, 17,000 common shares beneficially owned by Mr. Della Ratta’s spouse as trustee under trusts for their children. Excludes 4,000 restricted common shares issued in May 2004 under our 2003 Share Incentive Compensation Plan as compensation for service on our board.

(5)	Includes 275,500 common shares beneficially owned jointly with Mr. Hayes’ spouse and 210,000 common shares that may be acquired upon exercise of stock options exercisable within 60 days after June 30, 2004.

(6)	Includes 12,400 common shares beneficially owned by Mr. Hyland as custodian for his minor children, 10,700 common shares beneficially owned by Mr. Hyland’s spouse and 310,000 common shares that may be acquired upon exercise of stock options exercisable within 60 days after June 30, 2004.

(7)	Includes 1,435,000 common shares held by Mr. Hyland as the voting trustee of various voting trusts and 400,000 common shares held by Mr. Hyland as trustee under various irrevocable trusts. Mr. Hyland disclaims any beneficial ownership in these common shares, except to the extent of his pecuniary interest in 75,200 common shares subject to the voting trust and owned by Mr. Hyland and members of his immediate family. These voting trust agreements terminate upon the completion of this offering, and the changes in Mr. Hyland’s beneficial ownership after the offering relate to the termination of those agreements. Includes 59,000 common shares beneficially owned by Mr. Hyland as custodian for various minors, 7,500 common shares beneficially owned by Mr. Hyland’s spouse and 120,000 common shares that may be acquired upon exercise of stock options exercisable within 60 days after June 30, 2004.

(8)	Includes 908,617 common shares beneficially owned jointly with Mr. Hyland’s spouse and 27,650 common shares beneficially owned by Mr. Hyland’s spouse.

(9)	Includes 44,984 common shares that may be acquired upon exercise of stock options exercisable within 60 days after June 30, 2004.

(10)	Includes 10,000 common shares that may be acquired upon exercise of stock options exercisable within 60 days after June 30, 2004.

(11)	Includes 6,000 common shares beneficially owned by Priemer Investments, LLC of which Mr. Priemer is a member and 100,000 common shares that may be acquired upon exercise of stock options exercisable within 60 days after June 30, 2004.

(12)	Includes 1,270,869 common shares beneficially owned jointly by Mr. Zubizarreta’s spouse, 115,515 common shares beneficially owned by Mr. Zubizarreta’s spouse and 120,000 common shares that may be acquired upon exercise of stock options exercisable within 60 days after June 30, 2004.

DESCRIPTION OF CAPITAL STOCK

      Subject to shareholder approval, we intend to amend our articles of incorporation and code of regulations. These amendments will be effective prior to the closing of this offering. The following description of capital stock assumes the effectiveness of these amendments except as otherwise noted.

      Upon closing of this offering, our authorized capital stock will consist of 60,000,000 common shares and 5,000,000 preferred shares. Immediately prior to this offering, there were 16,491,267 of our common shares outstanding and no preferred shares outstanding. At that time, there were approximately 120 holders of record of our common shares. In addition, immediately prior to this offering, there were options to purchase 3,180,570 common shares, including options vested and exercisable for 1,493,654 common shares. Assuming the sale of           common shares in this offering and the repurchase of           common shares from Recall ($8.0 million of common shares at a purchase price of $     per share), we will have a total of           common shares and no preferred shares outstanding immediately following this offering.

Common Shares

      Each outstanding common share is entitled to one vote on all matters submitted to a vote of common shareholders. Shareholders do not have the right to vote cumulatively in the election of directors. Our amended and restated articles of incorporation provide for our board to be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board will be elected by the shareholders each year. Subject to any superior rights of any holders of preferred shares, each outstanding common share will be entitled to such dividends as may be declared from time to time by our board of directors out of legally available funds. We have no current intention to declare dividends on our common shares in the near term. Our current policy is to retain all funds and earnings for use in the operation and expansion of our business. In the event of our liquidation, dissolution or winding-up, holders of our common shares will be entitled to their proportionate share of any assets remaining after payment of liabilities and any amounts due to the holders of preferred shares. Holders of our common shares have no preemptive rights and no right to convert or exchange their common shares into any other securities. No redemption or sinking fund provisions apply to our common shares. All outstanding common shares are, and all common shares to be outstanding upon completion of this offering will be, fully paid and non-assessable.

Preferred Shares

      Our board of directors is authorized, without shareholder approval, to issue up to 5,000,000 preferred shares in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred shares, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of a series. Our board of directors can, without shareholder approval, issue preferred shares with voting and conversion rights that could adversely affect the voting power of the holders of common shares. Any preferred shares issued would also rank senior to our common shares as to rights upon liquidation, winding-up or dissolution. The issuance of convertible preferred shares could have the effect of delaying, deferring or preventing a change in control of our company. We have no present plan to issue any preferred shares.

Anti-takeover Effects of our Charter Documents and Ohio Law

      There are provisions in our articles of incorporation, our code of regulations and in the Ohio Revised Code that could discourage potential takeover attempts and make attempts by shareholders to change management more difficult. These provisions could adversely affect the market price of our shares. In addition to our preferred shares described above:

Classified Board of Directors

      Upon completion of this offering, our board of directors will be divided into two classes, with regular two-year staggered terms and initial terms expiring at the 2005 annual meeting of shareholders for class I directors and the 2006 annual meeting of shareholders for class II directors. This classification system makes it more difficult to replace a majority of the directors and may tend to discourage a third party from making a tender offer or otherwise attempting to gain control of us. It also may maintain the incumbency of our board of directors.

      We are an issuing public corporation under Ohio law, which means that we are an Ohio corporation with at least 50 shareholders and with a principal place of business, executive offices, substantial assets or assets having substantial value located in Ohio. Because we are an issuing public corporation with a classified board, Ohio law provides that our directors are removable only for cause. Our articles of incorporation will further provide that in addition to being removable only for cause, a director may only be removed by the affirmative vote of the holders of 66 2/3% of our outstanding shares.

No Shareholder Action by Written Consent

      Ohio law generally requires that an action by written consent of the shareholders in lieu of a meeting be unanimous. One exception is that the code of regulations may be amended by an action by written consent of holders of shares entitling them to exercise two-thirds of the voting power unless otherwise provided in the articles of incorporation or code of regulations. Our code of regulations provides that no action may be taken by a written consent of shareholders without a meeting. This provision may have the effect of delaying, deferring or preventing a tender offer or takeover attempt that a shareholder might consider in its best interest.

No Cumulative Voting

      Our amended and restated articles of incorporation eliminate cumulative voting in the election of directors, which may frustrate the ability of minority shareholders to obtain representation on the board of directors.

Supermajority Voting

      The following provisions in our articles of incorporation or code of regulations may not be repealed or amended without the vote of the holders of not less than 66 2/3% of our total voting power:

•	number and classification of directors;

•	removal of directors;

•	elimination of shareholder action by written consent;

•	indemnification of directors; and

•	supermajority voting.

      In addition to the supermajority vote required under our articles of incorporation or code of regulations, Ohio law also provides that because we are an issuing public corporation, the provisions of our articles of incorporation establishing a classified board may be amended only with the affirmative vote of the holders of a majority of the shares held by persons other than “interested shareholders” under Chapter 1704 of the Ohio Revised Code.

Advance Notice Provisions

      Shareholders who want to bring business before an annual meeting of shareholders or nominate candidates for election as directors must provide advanced notice in writing within the time periods and in the form specified in our code of regulations. Shareholders who do not fully comply with the requirements of the code of regulations will be unable to bring matters before the meeting or nominate candidates for election as directors.

Merger Moratorium Statute

      Chapter 1704 of the Ohio Revised Code governs transactions between an issuing public corporation and:

•	an “interested shareholder,” which generally means someone who becomes a beneficial owner of 10% or more of the shares of the corporation without the prior approval of the board of directors of the corporation; and

•	persons affiliated or associated with an interested shareholder.

      For at least three years after a person becomes an interested shareholder, the following transactions are prohibited if they involve both the issuing public corporation and either an interested shareholder or anyone affiliated or associated with an interested shareholder:

•	the disposition or acquisition of any interest in assets;

•	mergers, consolidations, combinations and majority share acquisitions;

•	voluntary dissolutions or liquidations; and

•	the issuance or transfer of shares or any rights to acquire shares in excess of 5% of the outstanding shares.

      Subsequent to the three-year period, these transactions may take place provided that either of the following conditions are satisfied:

•	the transaction is approved by the holders of shares with at least two-thirds of the voting power of the corporation, or a different proportion set forth in the articles of incorporation, including at least a majority of the outstanding shares after excluding shares controlled by the interested shareholder; or

•	the business combination results in shareholders, other than the interested shareholder, receiving a fair price, as determined by Section 1704.03(A)(4), for their shares.

      If, prior to the acquisition of shares by which a person becomes an interested shareholder, the board of directors of the corporation approves the transaction by which the person would become an interested shareholder, then Chapter 1704’s prohibition does not apply. The prohibition imposed by Chapter 1704 continues indefinitely after the initial three-year period unless the subject transaction is approved by the requisite vote of the shareholders or satisfies statutory conditions relating to the fairness of consideration received by shareholders, other than the interested shareholder.

      Chapter 1704 does not apply to a corporation if its articles of incorporation or code of regulations state that it does not apply. We have not opted out of the application of this statute.

Ohio Control Share Statute

      We are subject to Section 1701.831 of the Ohio Revised Code, which requires the prior authorization of the shareholders of an issuing public corporation in order for any person to acquire, either directly or indirectly, shares of that corporation that would entitle the acquiring person to exercise or direct the exercise of one-fifth or more of the voting power of that corporation in the election of directors or to exceed specified other percentages of voting power. A person proposing to make an acquisition of our shares subject to the statute must deliver to the corporation a statement disclosing, among other things:

•	the number of shares owned, directly or indirectly, by the person;

•	the range of voting power that may result from the proposed acquisition; and

•	the identity of the acquiring person.

      Within 10 days after receiving this statement, the corporation must call a special meeting of shareholders to vote on the proposed acquisition. The acquiring person may complete the proposed acquisition only if the acquisition is approved by the affirmative vote of the holders of at least a majority of the voting power of all shares entitled to vote in the election of directors represented at the meeting excluding the voting power of all “interested shares.” Interested shares include any shares held by the acquiring person and those held by officers and directors of the corporation as well as by certain others, including many holders commonly characterized as arbitrageurs.

      Section 1701.831 does not apply to a corporation if its articles of incorporation or code of regulations state that it does not apply. We have not opted out of the application of this statute.

Listing

      We intend to list our common shares on the New York Stock Exchange under the symbol HSI.

Transfer Agent and Registrar

      National City Bank, Cleveland, Ohio is the transfer agent and registrar for our common shares.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no market for our common shares. We cannot predict the effect, if any, that market sales of our common shares or the availability of our common shares for sale will have on the market price prevailing from time to time. Future sales of substantial amounts of our common shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common shares, or the perception that those sales may occur, in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Sale of Restricted Shares

      Upon completion of this offering, we will have           common shares outstanding, assuming (1) no exercise of any options after June 30, 2004 and (2) we repurchase $8.0 million of our common shares at an assumed purchase price of $           per share (90% of the midpoint of the estimated initial public offering price range). Of these shares,           common shares sold in this offering will be freely tradable without restriction or the requirement of further registration under the Securities Act unless they are purchased by our “affiliates,” as that term is defined in Rule 144(a) under the Securities Act. The remaining shares are “restricted securities,” as that term is defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. These restricted securities will become available for sale in the public market at various times after the date of this prospectus (subject, in some cases, to volume limitations and applicable holding periods and the lock-up agreements described below).

Lock-Up Agreements

      Our directors, executive officers and certain other shareholders holding an aggregate of           currently outstanding common shares have signed lock-up agreements under which they have agreed, subject to certain exceptions, not to transfer or dispose of any common shares or any securities convertible into or exercisable or exchangeable for our common shares for 180 days after the date of this prospectus. In addition, in the event that either (1) during the last 17 days of the 180-day period referred to above, we issue an earnings release, or (2) prior to the expiration of such 180-day period, we announce that we will release earnings results during the 17-day period beginning on the last day of such 180-day period, the transfer restrictions shall continue to apply until the expiration of the 17-day period beginning on the date of the earnings release. Citigroup may, in its sole discretion, at any time and without prior notice or announcement, release all or any portion of shares subject to the lock-up agreements.

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person, or persons whose shares are aggregated, who owns shares that were purchased from us or any affiliate at least one year previous to such date, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of our then-outstanding common shares, or approximately           shares immediately after this offering, or the average weekly trading volume of our common shares on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 also provides that our affiliates who sell common shares that are not restricted securities must still comply with the same restrictions applicable to restricted securities with the exception of the holding period requirement. We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common shares, the personal circumstances of the shareholder and other factors.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares within the definition of “restricted securities” under Rule 144(a) that were purchased from us or any affiliate at least two years previous to such date, would be entitled to sell shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements described above. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering.

Rule 701

      In general, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering acquired the shares in reliance on the exemption from registration provided by Rule 701 as then in effect.

      Securities issued in reliance on Rule 701 are restricted securities but, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

      As described under “Related Party Transactions” above, following this offering, Recall will, under some circumstances, have the right to require us to register their remaining shares that are not repurchased upon completion of this offering for future sales. These registration rights are generally subject to conditions and limitations, which include the right of the underwriters of an offering to limit the number of shares included in the registration and our right to delay registration for up to 180 days under certain circumstances.

Share Awards

      As of June 30, 2004, options to purchase a total of 3,180,570 common shares were outstanding. An additional 678,085 common shares were available for future grants under our share incentive compensation plans. Prior to this offering, we expect to amend our 2003 Share Incentive Compensation Plan to increase the amount of common shares issuable under the plan from 1,000,000 common shares to 2,800,000 common shares.

      As soon as practicable after this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering all common shares subject to outstanding options or issuable pursuant to our 1998 Share Incentive Compensation Plan and our 2003 Share Incentive Compensation Plan. Subject to Rule 144 volume limitations applicable to affiliates, shares issued after the effective date of the Form S-8 registration statement pursuant to the exercise of stock options or otherwise under these plans will be eligible for re-sale in the open market, except to the extent that the shares are subject to vesting restrictions or the contractual restrictions contained in the lock-up agreements described above.

UNDERWRITING

      Citigroup Global Markets Inc., Wachovia Capital Markets, LLC, Friedman, Billings, Ramsey & Co., Inc. and KeyBanc Capital Markets, a division of McDonald Investments Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase severally and not jointly, and we and each of the selling shareholders have agreed to sell to that underwriter, the number of common shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares

Citigroup Global Markets Inc.
Wachovia Capital Markets, LLC
Friedman, Billings, Ramsey & Co., Inc.
KeyBanc Capital Markets, a division of McDonald Investments Inc.

Total

      The underwriting agreement provides that the obligations of the underwriters to purchase the common shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common shares (other than those covered by the over-allotment option described below) if they purchase any of the common shares.

      The underwriters propose to offer some of the common shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the common shares to dealers at the public offering price less a concession not to exceed $          per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $          per share on sales to other dealers. If all of the common shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us and the selling shareholders that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of common shares offered by them.

      The selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to           additional common shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional common shares approximately proportionate to that underwriter’s initial purchase commitment.

      We, our officers and directors, the selling shareholders and certain of our other shareholders, holding in the aggregate approximately           % of the total number of outstanding common shares, have agreed that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any common shares or any securities convertible into or exchangeable for our common shares. In addition, in the event that either (1) during the last 17 days of the 180-day period referred to above, we issue an earnings release, or (2) prior to the expiration of such 180-day period, we announce that we will release earnings results during the 17-day period beginning on the last day of such 180-day period, the transfer restrictions shall continue to apply until the expiration of the 17-day period beginning on the date of the earnings release. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

      At our request, the underwriters have reserved up to 5% of our common shares that are for sale in this offering at the initial public offering price to persons who are employees located in the United States, or who are otherwise associated with us through a directed share program. The number of common shares available for sale to the general public will be reduced by the number of directed common shares purchased by participants in the directed share program. Any directed common shares not purchased will be offered by the underwriters to the general public on the same basis as the other common shares that are offered. We agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sale of the directed common shares.

      Each underwriter has represented, warranted and agreed that:

•	it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any common shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (FSMA)) received by it in connection with the issue or sale of any common shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common shares included in this offering in, from or otherwise involving the United Kingdom.

      The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the common shares being offered.

      Prior to this offering, there has been no public market for our common shares. Consequently, the initial public offering price for the common shares will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the common shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common shares will develop and continue after this offering.

      We intend to list our common shares on the New York Stock Exchange under the symbol HSI. The underwriters will undertake to sell common shares to a minimum of 2,000 beneficial owners in lots of 100 or more common shares to meet the New York Stock Exchange distribution requirements for trading.

      The following table shows the underwriting discounts and commissions that we and the selling shareholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common shares.

Paid by the
	Paid by Hyland		selling shareholders

	No exercise	Full exercise	No exercise	Full exercise

Per share	$		$
Total	$		$

      In connection with the offering, Citigroup on behalf of the underwriters, may purchase and sell common shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common shares in excess of the number of common shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of common shares made in an amount up to the number of common shares represented by the underwriters’ over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common shares in the open market after the distribution has been completed or the exercise of the over-allotment option. In determining the source of common shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase common shares through the over-allotment option. The underwriters may also make “naked” short sales of common shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of common shares in the open market while the offering is in progress.

      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases common shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the common shares. They may also cause the price of the common shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

      We estimate that the total expenses of this offering will be $          .

      Some of the underwriters have performed banking services for us from time to time for which they have received customary fees and expenses. We currently have a note payable on our headquarters and a revolving credit line with KeyBank National Association, an affiliate of KeyBanc Capital Markets, a division of McDonald Investments Inc., one of the underwriters in this offering. We expect to use $3.5 million from the net proceeds of this offering to repay the note payable owed to KeyBank National Association. In the future, the underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of common shares to underwriters for sale to their online brokerage account holders. The representatives will allocate common shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

      We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF COMMON SHARES

      The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common shares by a beneficial owner that is a “non-U.S. holder” and that does not own, and is not deemed to own, more than 5% of our common shares. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates,

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) that is not created or organized in the United States or under the laws of any State (or the District of Columbia),

•	an estate whose income is not includible in gross income for U.S. federal income tax purposes regardless of source, or

•	a trust that is not subject to the primary supervision of a court within the United States and the control of one or more U.S. persons and that has not elected to be treated as a U.S. domestic trust.

      A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition of our common shares and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our common shares.

      This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. Further, this discussion does not consider non-U.S. holders subject to special tax treatment under U.S. federal income tax law (including partnerships or other pass-through entities, banks and insurance companies, dealers in securities, holders of securities held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax-exempt organizations, former U.S. citizens or residents, and persons who hold or receive common shares as compensation). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common shares, including the consequences under the laws of any state, local or foreign jurisdiction.

U.S. Trade or Business Income

      For purposes of the following discussion, dividends (as determined for U.S. federal income tax purposes) and gain on the sale, exchange or other disposition of our common shares will be considered to be “U.S. trade or business income” if such income or gain is (1) effectively connected with the conduct of a U.S. trade or business and (2) in the case of a non-U.S. holder that is a treaty resident, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the non-U.S. holder complies with applicable certification and disclosure requirements); instead, such income generally is subject to U.S. federal income tax on a net income basis at regular U.S. tax rates. Any U.S. trade or business income received by a non-U.S. holder that is a corporation may, under specific circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate provided in an applicable income tax treaty.

Dividends

      As discussed under “Dividend Policy” above, we do not currently expect to pay distributions on our common shares. In the event that we do pay distributions, distributions paid to a non-U.S. holder of common shares generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current accumulated earnings and profits, as determined under U.S. federal income tax principles, and such dividends will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment to the extent of the non-U.S. holder’s basis in our common shares. Any remaining excess will be treated as capital gain. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide a properly executed Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty. A non-U.S. holder of our common shares that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the Internal Revenue Service. A non-U.S. holder should consult its own tax advisor on its entitlement to benefits under a relevant income tax treaty.

      The withholding tax does not apply to dividends that are U.S. trade or business income, as defined above, paid to a non-U.S. holder who provides a properly executed Internal Revenue Service Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States.

Gain on Disposition of Common shares

      A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of our common shares unless:

•	the gain is U.S. trade or business income, as defined above, or

•	we are or have been a U.S. real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and our common shares has ceased to be traded regularly on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

      We are not, and do not anticipate becoming, a U.S. real property holding corporation. Generally, a U.S. real property holding corporation is a corporation in which the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business.

Information Reporting Requirements and Backup Withholding

      When required, information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of our common shares. A non-U.S. holder may be required to comply with certification procedures to establish that the non-U.S. holder is not a U.S. person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty (as described above) will satisfy the certification requirements necessary to avoid the backup withholding tax as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability (if any) and may entitle the non-U.S. holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Federal Estate Tax

      An individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common shares will be required to include the value of the common shares in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

LEGAL MATTERS

      The validity of the issuance of the common shares offered hereby will be passed upon for Hyland Software, Inc. by Calfee, Halter & Griswold LLP, Cleveland, Ohio. A member of Calfee, Halter & Griswold LLP beneficially owns 17,000 common shares of Hyland Software, Inc. Shearman & Sterling LLP, New York, New York, will pass upon certain legal matters in connection with this offering for the underwriters.

EXPERTS

      The consolidated financial statements of Hyland Software, Inc. and subsidiary at December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC, a registration statement on Form S-1 under the Securities Act with respect to the common shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information about us and our common shares, we refer you to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, we refer you to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto. The registration statement, including the exhibits and schedules thereto, are also available for reading and copying at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      As a result of the offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain an Internet site at http://www.onbase.com.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders

Hyland Software, Inc.

      We have audited the accompanying consolidated balance sheets of Hyland Software, Inc. and subsidiary as of December 31, 2002 and 2003, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hyland Software, Inc. and subsidiary at December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio

February 13, 2004

Hyland Software, Inc. and Subsidiary

Consolidated Balance Sheets

(dollars in thousands)

	December 31,

	2002	2003

ASSETS
Current assets:
Cash and cash equivalents	$7,402	$6,972
Accounts receivable, net of allowances of $74 for 2002 and $224 for 2003	4,849	5,961
Note receivable from related party	104	—
Deferred income taxes	6	128
Prepaid expenses	479	595

Total current assets	12,840	13,656
Property and equipment:
Land	1,208	1,644
Building	7,016	7,498
Computer equipment	2,186	2,890
Computer software	732	917
Office equipment	528	567
Furniture and fixtures	1,580	1,922
Vehicles	120	184

	13,370	15,622
Less allowances for depreciation	2,089	3,041

Total property and equipment, net	11,281	12,581
Other assets	19	17

Total assets	$24,140	$26,254

Hyland Software, Inc. and Subsidiary

Consolidated Balance Sheets

(dollars in thousands, except per share data)

	December 31,

	2002	2003

LIABILITIES, REDEEMABLE COMMON SHARES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$839	$1,197
Accrued expenses	628	2,045
Taxes payable	73	166
Deferred revenue — maintenance	5,568	6,473
Deferred revenue	1,545	1,469
Current portion of note payable — mortgage	207	207
Current portion of notes payable to shareholders	3,531	1,343
Current portion of capital lease obligation	146	103

Total current liabilities	12,537	13,003
Long-term liabilities:
Note payable — mortgage	3,519	3,312
Notes payable to shareholders	1,319	—
Capital lease obligation	207	117
Deferred income taxes	450	863
Deferred revenue — maintenance	16	57

Total long-term liabilities	5,511	4,349
Redeemable common shares	1,350	1,050
Shareholders’ equity:
Common shares, no par value — stated value $.01 per share:
Authorized shares — 25,000,000; 18,921,500 shares issued and 16,562,969 outstanding at December 31, 2002 and 18,944,400 shares issued and 16,489,067 outstanding at December 31, 2003	189	189
Additional paid-in capital	11,347	11,709
Retained earnings	3,230	6,425
Treasury shares, at cost — 2,358,521 shares at December 31, 2002 and 2,455,323 shares at December 31, 2003	(10,024)	(10,471)

Total shareholders’ equity	4,742	7,852

Total liabilities, redeemable common shares and shareholders’ equity	$24,140	$26,254

See notes to consolidated financial statements.

Hyland Software, Inc. and Subsidiary

Consolidated Statements of Income

(dollars in thousands, except per share data)

	Year Ended December 31,

	2001	2002	2003

Revenues:
License revenues	$19,283	$17,034	$21,580
Maintenance revenues	4,695	9,184	13,615
Services revenues	1,954	2,328	4,653

Total revenues	25,932	28,546	39,848
Cost of revenues:
Cost of license revenues	406	841	1,343
Cost of maintenance revenues	1,360	2,137	2,259
Cost of services revenues	1,652	2,742	3,316

Total cost of revenues	3,418	5,720	6,918

Gross profit	22,514	22,826	32,930
Operating expenses:
Research and development	3,890	4,721	6,831
Sales and marketing	8,009	9,005	12,879
General and administrative	5,889	6,163	6,561

Total operating expenses	17,788	19,889	26,271

Income from operations	4,726	2,937	6,659
Other income (expenses), net	532	(281)	(222)

Income before income taxes	5,258	2,656	6,437
Provision for income taxes	1,960	1,039	2,408

Net income	$3,298	$1,617	$4,029

Net income per share:
Basic		$0.10	$0.24

Diluted		$0.09	$0.22

Weighted average number of common shares outstanding:
Basic		16,709,636	16,502,511
Diluted		18,208,708	18,060,872

See notes to consolidated financial statements.

Hyland Software, Inc. and Subsidiary

Consolidated Statements of Shareholders’ Equity

(in thousands, except per share data)

	Common Shares		Additional
			Paid-In	Retained	Treasury
	Shares	Stated Value	Capital	Earnings	Shares	Total

Balance at January 1, 2001	16,004	$160	$3,944	$73	$—	$4,177
Distribution to shareholders	—	—	(3,364)	(73)	—	(3,437)
Sale of common shares	2,824	28	11,972	—	—	12,000
Exercise of stock options	84	1	100	—	—	101
Stock compensation	—	—	23	—	—	23
Issuance of put right	—	—	(1,500)	—	—	(1,500)
Share repurchase (2,059 shares)	—	—	150	—	(8,749)	(8,599)
Net income for the year	—	—	—	3,298	—	3,298

Balance at December 31, 2001	18,912	$189	$11,325	$3,298	$(8,749)	$6,063
Dividends to shareholders ($0.10 per share)	—	—	—	(1,685)	—	(1,685)
Exercise of stock options	10	0	12	—	—	12
Stock compensation	—	—	10	—	—	10
Share repurchase (300 shares)	—	—	—	—	(1,275)	(1,275)
Net income for the year	—	—	—	1,617	—	1,617

Balance at December 31, 2002	18,922	189	11,347	3,230	(10,024)	4,742
Dividends to shareholders ($0.05 per share)	—	—	—	(834)	—	(834)
Exercise of stock options	23	0	62	—	—	62
Share repurchase (62 shares)	—	—	300	—	(447)	(147)
Net income for the year	—	—	—	4,029	—	4,029

Balance at December 31, 2003	18,945	$189	$11,709	$6,425	$(10,471)	$7,852

See notes to consolidated financial statements.

Hyland Software, Inc. and Subsidiary

Consolidated Statements of Cash Flows

(dollars in thousands)

	Year Ended December 31,

	2001	2002	2003

Operating activities
Net income	$3,298	$1,617	$4,029
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	702	930	949
Stock compensation expense	23	9	—
Deferred income taxes	242	201	292
Loss on disposal of assets	10	—	4
Changes in operating assets and liabilities:
Accounts receivable	(466)	387	(1,112)
Prepaid expenses	(326)	(45)	(117)
Other assets	463	30	106
Trade accounts payable	858	(526)	357
Taxes payable	—	(1,698)	93
Accrued expenses	1,640	(353)	1,417
Deferred revenue	1,854	3,323	870

Net cash provided by operating activities	8,298	3,875	6,888

Investing activities
Purchases of property and equipment	(3,997)	(2,467)	(2,253)

Net cash used in investing activities	(3,997)	(2,467)	(2,253)

Financing activities
Payments on notes payable to shareholders	—	(956)	(3,507)
Purchase of common shares for treasury	(3,905)	(319)	(447)
Proceeds from bank lines of credit	1,600	—	—
Principal payments on bank lines of credit	(1,600)	—	—
Payments on note payable	(207)	(207)	(207)
Payments on capital lease obligations	(101)	(136)	(132)
Dividends	—	(1,685)	(834)
Distributions to shareholders	(3,437)	—	—
Proceeds from issuance of common shares	12,101	12	62

Net cash provided by (used in) financing activities	4,451	(3,291)	(5,065)

Increase (decrease) in cash and cash equivalents	8,752	(1,883)	(430)
Cash and cash equivalents at beginning of year	533	9,285	7,402

Cash and cash equivalents at end of year	$9,285	$7,402	$6,972

See notes to consolidated financial statements.

Hyland Software, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Years ended December 31, 2001, 2002 and 2003

1.	Nature of the Business

      Hyland Software, Inc. (the “Company”) was incorporated under the laws of the State of Ohio in 1991. The Company provides enterprise content management (ECM) software that combines integrated document management, business process management and records management into a single application. The Company’s software enables organizations to manage, control and share digital content with employees, business partners, customers and other constituencies. The Company sells its software primarily through an indirect channel of solution providers made up of value-added resellers (VARs) and original equipment manufacturers (OEMs) in North America, South America and Europe. The Company also derives professional services revenue primarily from integration, installation, education and project management services related to the implementation of the Company’s products.

2.	Summary of Significant Accounting Policies

Consolidation

      The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated.

Use of Estimates

      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

      Cash and cash equivalents consist of cash in banks and highly liquid investments with original maturities of three months or less.

Revenue Recognition

      The Company accounts for revenues under the requirements of Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended by SOP 98-9, Software Revenue Recognition with Respect to Certain Transactions. The Company’s revenues consist of software license revenues, maintenance revenues and professional service revenues. For all software arrangements, the Company recognizes revenues when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is deemed probable. SOP 97-2 also requires that arrangements with multiple elements allocate revenues to each element of the transaction based on vendor specific objective evidence of the relative fair values of each element, such as software licenses, maintenance, or professional services. The Company determines the fair value of each element based on the prices charged for each element when sold separately.

Software License Revenues

      The Company sells software licenses primarily through solution providers who deliver the software along with their own professional services to end-user customers. However, the Company occasionally does sell software, maintenance and professional services directly to end-user customers.

      For software sales to solution providers the Company considers signed purchase orders as evidence of an arrangement, as it does not have a customary business practice of obtaining signed contracts from solution providers in connection with purchase orders. Also, with respect to solution providers, the

Hyland Software, Inc. and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

2.                       Summary of Significant Accounting Policies — (Continued)

Company considers delivery to have occurred when the solution providers are given access to the licensed programs via the secure partner website. The Company monitors and conducts regular credit reviews of all of its solution providers. Collection is deemed probable if the Company expects that the solution providers will be able to pay amounts under the arrangements as payments become due and if the arrangements do not allow for rights of return. The Company currently does not have any contracts with solution providers that allow for rights of return. The Company has contracts with certain solution providers that do not require payment by the solution providers until they have been paid by the end-user customer. In these arrangements, the Company has determined that collection is not deemed probable. Accordingly it defers the revenues until cash is collected and all other criteria of revenue cognition have been satisfied. The Company considers the fee to be fixed or determinable unless the fee is not payable within 90 days. The Company currently does not have contracts that allow for extended payment terms.

      For direct sales to end-user customers, the Company considers a signed contract to be evidence of an arrangement. The Company assesses delivery, collectibility and whether fees are fixed and determinable for direct sales on the same basis as sales to solution providers. In the case where the Company considers the professional services to be required for the delivery of the software, it defers recognition of the related software revenues until completion of such services. The standard arrangements contain a 14 day acceptance period. The Company considers the standard acceptance period to be perfunctory as the acceptance criteria are limited to conformity of the software to Hyland’s published documentation, formal acceptance is not required and the period is relatively short. License revenues from these arrangements are recognized as the software is delivered. In certain cases the Company has agreed to extended acceptance periods greater than 90 days, typically where the transaction involves the creation of new and complex configurations or integrations of the software. In such arrangements, the Company defers the license revenue until acceptance, as defined by the contract. End-user customer acceptance generally occurs either upon receipt of a written acceptance from the end-user customer or, in the absence of a written acceptance, automatically upon the end-user customer’s continued use of the software for more than seven days after the expiration of the acceptance period.

Maintenance Revenues

      Maintenance revenues are generated from agreements that require the Company to provide technical support and upgrades on a when-and-if available basis. Maintenance revenues are recognized ratably over the term of the agreement and are generally renewable on an annual basis. Maintenance rates, including subsequent renewal rates, are established based upon a specified percentage of license fees.

Professional Services Revenues

      Professional services consist of integration, installation, education, and project management services. Professional services are not considered essential to the functionality of the software and the revenues from professional services are recognized as the services are provided. Professional services revenues generally are not deferred; however, the Company will defer services revenues in situations where it has received payment for services that have not yet been performed, or affirmative written acceptance of such services is required. The Company generally bills professional services on a time and materials basis, which is the deemed fair value. The Company provides professional services to both its solution providers and end-user customers.

      The Company also offers a hosted version of its software. Hosting revenues are recorded in accordance with Emerging Issues Task Force, or EITF, 00-3, Application of AICPA SOP 97-2 to Arrangements that Include the Right to Use Software Stored on Another Entity’s Hardware. The Company recognizes hosting fees and set up fees ratably over the term of the hosting agreement.

Hyland Software, Inc. and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

2.	Summary of Significant Accounting Policies — (Continued)

Payment Terms

      Payment terms with the Company’s solution providers are dictated by the agreements with those parties but generally are 30 days from receipt of the software license codes and do not provide any rights of return. In cases where payment terms extend beyond three months, revenues are deferred and recognized when the payment becomes due and is deemed collectible. Payment terms for direct sales to end-user customers are negotiated as part of the contracts and generally require payments as implementation milestones are achieved. Revenues from these direct and negotiated arrangements are recognized upon acceptance as defined by the respective contract.

Advertising Costs

      Advertising costs are expensed as incurred. Advertising expense was approximately $2,235,000, $1,983,000 and $2,671,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

Accounts Receivable, Net of Allowances

      Allowances are maintained against accounts receivable for doubtful accounts and sales returns. The Company evaluates the creditworthiness of its customers prior to order fulfillment, and performs ongoing credit evaluations of its customers to adjust credit limits based on payment history and the customer’s current creditworthiness. The Company monitors collections from its customers and maintains an allowance for estimated credit losses based on historical experience and specific customer collection issues. Credit losses have historically not been material.

      As an accommodation to its customers, the Company occasionally accepts returns of certain software modules that provide functionality that the customer did not intend to purchase. Based on historical experience, it maintains a sales return reserve for the estimated amount of returns. Amounts accrued have approximated actual returns experience.

      The following table represents the account balances for these allowances and the changes for each of the periods presented. Deductions to these allowances are the result of customer bad debt write-offs or product returns. Additions to the allowances are based on estimated credit losses related to specific customer collection issues and on historical write-off experience.

		Charged to
	Beginning	Costs and		Ending
	Balance	Expenses	Deductions	Balance

	(dollars in thousands)
Year Ended December 31, 2001
Allowance for doubtful accounts	$72	$15	$36	$51
Year Ended December 31, 2002
Allowance for doubtful accounts	51	81	58	74
Year Ended December 31, 2003
Allowance for sales returns	—	187	11	176
Allowance for doubtful accounts	74	86	112	48

Concentration of Credit Risk

      The Company’s accounts receivable are heavily concentrated with VARs and OEMs that sell primarily to the financial services industry. Unfavorable economic conditions or other factors could adversely impact the financial services industry and could have a material adverse effect on the Company’s

Hyland Software, Inc. and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

2.                       Summary of Significant Accounting Policies — (Continued)

business, financial condition and results of operations. The Company performs periodic credit evaluations of its customers and generally does not require collateral. Credit terms are consistent with the industry and losses from credit sales are provided for in the consolidated financial statements. While the competitiveness of the industry presents an inherent uncertainty, the Company does not believe a significant risk of loss from a concentration of credit exists.

      Revenues from Fiserv represented approximately 13.3% in 2001, 14.0% in 2002 and 13.7% in 2003 of the Company’s total revenues, respectively. No other solution provider or end-user customer accounted for more than 10%.

Property and Equipment, net

      Property and equipment are carried at cost less accumulated depreciation. The provision for depreciation has been computed principally by the straight-line method over the following estimated useful lives of the depreciable assets:

Building	40 years
Computer equipment	5-7 years
Computer software	3-5 years
Office equipment	5-7 years
Furniture and fixtures	10-15 years
Vehicles	5-7 years

      The Company accounts for the impairment and disposition of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, which the Company adopted effective January 1, 2002. In accordance with SFAS No. 144, long-lived assets are reviewed for events or changes in circumstances that indicate that their carrying value may not be recoverable.

Fair Value of Financial Instruments

      The Company has various financial instruments, including cash, cash equivalents, accounts receivable, and accounts payable. The recorded amounts of these financial instruments approximate their fair value due to their short-term nature. Additionally, the Company has a revolving line of credit, with no outstanding balance, and a note payable. The line of credit and note payable have floating interest rates that vary with current market indices and, as such, the recorded values would approximate fair value.

Research and Development Costs

      The Company expenses research and development costs as incurred. No amounts are required to be capitalized in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, because its software is substantially completed concurrently with the establishment of technological feasibility.

Income Taxes

      The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. The Company uses the liability method whereby income taxes are recognized during the year in which transactions enter into the determination of financial statement income. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary income differences

Hyland Software, Inc. and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

2.                       Summary of Significant Accounting Policies — (Continued)

between financial statement and tax bases of assets and liabilities using the enacted tax rates and laws that are currently in effect.

Stock-Based Compensation

      The Company has elected to follow Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for its employee stock options. The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure.

      SFAS No. 123, as amended by SFAS No. 148, requires pro forma disclosure of the effect on net income and earnings per share when applying the fair value method of valuing stock-based compensation. The following table illustrates the pro forma effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123:

	Year Ended December 31,

	2001	2002	2003

	(dollars in thousands, except per share data)
Net income, as reported	$3,298	$1,617	$4,029
Add stock-based employee compensation expense included in reported net income, net of related tax effects	14	6	—
Deduct total stock-based employee compensation expense determined under fair value based method for all awards granted, net of related tax effects	497	572	749

Pro forma net income	$2,815	$1,051	$3,280

Earnings per share:
Basic, as reported		$0.10	$0.24
Basic, pro forma		$0.06	$0.20
Diluted, as reported		$0.09	$0.22
Diluted, pro forma		$0.06	$0.18
Weighted average number of common shares:
Basic		16,709,636	16,502,511
Diluted		18,208,708	18,060,872

      The estimated fair value of the options is amortized ratably over the options’ vesting periods.

      In estimating the fair value of options granted, an expected option life of seven years was used. The Company uses the Black-Scholes option-pricing model for estimating fair values of options. The other weighted-average assumptions are as follows:

	2001	2002	2003

Expected volatility	67.0%	62.0%	57.0%
Dividend yield	0.0%	1.2%	0.0%
Risk-free interest rate	4.5%	4.5%	3.5%

      Weighted-average fair value of options granted during the year were $2.96 and $3.59 for the years ended December 31, 2001 and 2003. The Company did not grant any options in 2002.

Hyland Software, Inc. and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

2.	Summary of Significant Accounting Policies — (Continued)

Recently Issued Accounting Pronouncements

      In January 2003, the Financial Accounting Standards Board (FASB) issued FIN 46, Consolidation of Variable Interest Entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. With respect to variable interest entities created before January 31, 2003, in December 2003 the FASB issued FIN 46R, which, among other things, revised the implementation date to the first fiscal years or interim periods ending after March 15, 2004, with the exception of Special Purpose Entities (SPEs). The consolidated requirements apply to all SPE’s in the first fiscal year or interim period ending after December 15, 2003. The adoption of FIN 46 and FIN 46R did not have an impact on the Company’s consolidated financial statements.

      On March 31, 2004, the FASB issued its Exposure Draft, Share-Based Payment, which is a proposed amendment to SFAS No. 123, Accounting for Stock-Based Compensation. Generally, the approach in the Exposure Draft is similar to the approach described in Statement 123. However, the Exposure Draft would require all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The FASB expects to issue a final standard late in 2004 that would be effective for the Company’s 2005 fiscal year. The Company expects to continue to grant stock-based compensation to employees and the impact of the adoption of the new standard, when and if issued, may have a material impact on its future results of operations.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The adoption of SFAS No. 150 did not impact our consolidated financial position or results of operations.

3.	Financing Arrangements

      In January 2001, the Company entered into a note payable of $4.1 million to purchase land and a building in Westlake, Ohio. The note is due in 119 principal installments of $17,250 with a final payment of $2.0 million due December 31, 2010. The note payable bears interest at the lender’s prime rate minus 0.5% (3.50% at December 31, 2003).

      The Company has a line of credit that allows for borrowings up to $5.0 million at 1.0% below the lender’s prime rate, which matures April 2004. A commitment fee of 0.125% per annum is charged on the unused portion of the line of credit. The Company’s borrowing base is based on eligible accounts receivable and equipment. At December 31, 2002 and 2003, the Company had no outstanding borrowings under the line of credit.

      The note payable and the line of credit facility are secured by substantially all the assets of the Company, contain various covenants and restrictions with respect to, among other things, a minimum tangible net worth and current and senior liabilities to adjusted tangible capital ratios (all as defined in the agreement). In 2001 and 2002, the Company elected to repurchase a number of common shares. In order to do this, the Company obtained waivers for the debt to tangible net worth ratio and minimum net worth

Hyland Software, Inc. and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

3.	Financing Arrangements — (Continued)

thresholds contained in the note payable covenants. In March 2003, the Company signed amendments to the agreement, which modified various covenants. The modified covenants include total funded debt to EBITDA, EBITDA to total fixed charges and total liquid assets to current liabilities ratios, and minimum net worth. The Company was in compliance with all covenants at December 31, 2003.

      The annual maturities of long-term debt, including amounts payable to shareholders (see Note 6) are as follows: 2004—$1,550,000; 2005—$207,000; 2006—$207,000; 2007—$207,000; 2008—$207,000; and $2,484,000 thereafter.

4.	Income Taxes

      Effective February 1, 2001, the Company changed from its S-Corporation status and became subject to taxes under Subchapter C of the Internal Revenue Code (C-Corp). Upon becoming a C-Corp, the Company recorded deferred taxes on the balance sheet and recognized deferred tax expense of $163,000.

      The provision for income taxes are as follows:

	Year Ended December 31,

	2001	2002	2003

	(dollars in thousands)
Current:
Federal	$1,412	$427	$1,604
State and local	306	411	512

Total current tax expense	1,718	838	2,116
Deferred:
Federal	70	176	255
State and local	9	25	37
Deferred taxes associated with change in tax status	163	—	—

Total deferred tax expense	242	201	292

	$1,960	$1,039	$2,408

      The reconciliation of the United States statutory and effective income tax rates follows:

	Year Ended December 31,

	2001	2002	2003

Income taxes at the United States statutory rate	34.00%	34.00%	34.00%
State and local income taxes (net of federal benefit)	3.85	10.24	6.28
Research and development and child care credits	(4.55)	(10.88)	(4.73)
Non-deductible items	1.78	2.78	1.23
Other—net	2.19	2.98	0.63

	37.27%	39.12%	37.41%

Hyland Software, Inc. and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

4.	Income Taxes — (Continued)

      Significant components of the Company’s deferred income tax assets and liabilities at December 31, 2003 and 2002 are as follows:

	December 31,

	2002	2003

	(dollars in
	thousands)
Deferred tax assets:
State taxes	$82	$204
Deferred compensation	96	96

	178	300
Deferred tax liabilities:
Depreciation	546	959
Accruals and other	76	76

	622	1,035

Net deferred tax liabilities	$444	$735

      The Company paid income taxes of approximately $2,608,000 and $2,043,000 for the years ended December 31, 2002 and 2003, respectively.

5.	Earnings Per Share

      Basic earnings per share is computed using the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is computed using the weighted average number of common shares outstanding plus the dilutive effect of outstanding stock options and shares issuable under the employee stock option plan using the treasury stock method.

      The following table sets forth the reconciliation of the numerator and the denominator of earnings per share and earnings per share assuming dilution:

	Year Ended December 31,

	2002	2003

	(dollars in thousands,
	except per share data)
Numerator:
Net income for earnings per share, basic and diluted	$1,617	$4,029
Denominator:
Denominator for basic earnings per share — weighted-average shares	16,709,636	16,502,511
Effect of dilutive securities:
Stock options — based on the treasury stock method	1,499,072	1,558,361

Denominator for diluted earnings per share	18,208,708	18,060,872

Earnings per share — basic	$0.10	$0.24

Earnings per share — diluted	$0.09	$0.22

      The Company changed to a C-Corp effective February 1, 2001 (See Note 4), therefore the consolidated statement of income does not include a provision for federal or state income taxes for the

Hyland Software, Inc. and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

5.	Earnings Per Share — (Continued)

month of January 2001. As a result, net income for the year ended December 31, 2001 is not comparable to the corresponding periods for 2002 and 2003. Accordingly, earnings per share information for 2001 is not meaningful and is not presented herein.

6.	Shareholders’ Equity

Sale of Additional Common Shares

      In January 2001, the Company sold 2,824,225 common shares to Recall Total Information Management, Inc. (Recall), a third party, at a price of $4.25 per share for net proceeds of $12.0 million.

Purchase of Treasury Shares

      Throughout 2001, 2002 and 2003, the Company purchased a total of 2,455,323 shares of common shares from existing shareholders at a price range of $4.25 to $5.57 per share. The Company paid cash in the amount of $4,671,073 and issued notes payable of $5,799,598. The notes mature in 2004 and bear an interest rate of 110% of the Applicable Federal Rate, as published by the Internal Revenue Service on the date of agreement ranging from 2.73% to 5.65%. The Company had an outstanding note payable to shareholders of $4,849,442 and $1,342,887 at December 31, 2002 and 2003, respectively. Interest expense of $86,000, $180,000 and $87,000 has been included in other income (expense) in the accompanying statements of income for the year ended December 31, 2001, 2002 and 2003, respectively.

7.	Stock Options

      Under the Company’s stock option plans, options to purchase common shares are granted at the discretion of the Company’s stock options committee at or above the underlying common shares’ deemed fair market value. In March 2001, the Company amended the 1998 Share Incentive Compensation Plan to increase the number of common shares subject to the plan to 3,000,000. Options generally vest ratably over a period (5 to 9 years) commencing with the grant date and expire no later than ten years from the date of grant. The options are contingent upon continued employment with the Company and are exercisable based upon the passage of time. Under APB No. 25, compensation expense resulting from stock options is measured and recorded over the vesting period. Compensation expense recorded related to stock options was $23,000 in 2001, $9,000 in 2002 and $0 in 2003.

      In March 2003, our shareholders adopted our 2003 Share Incentive Compensation Plan. Under the new plan, the Board of Directors may award options for up to 1,000,000 common shares to employees and may determine the terms of each such award. Options generally vest ratably over a period commencing with the grant date and expire no later than ten years from the date of grant. As of December 31, 2003, no options have been granted under this plan.

Hyland Software, Inc. and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

7.	Stock Options — (Continued)

      A summary of stock options is as follows:

	Year Ended December 31,

	2001		2002		2003

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Options	Price	Options	Price	Options	Price

Outstanding beginning of year	2,280,000	$1.41	2,599,670	$1.96	2,506,170	$1.90
Granted	472,000	4.69	—	—	352,500	6.00
Exercised	(83,330)	1.20	(10,000)	1.20	(22,900)	2.68
Canceled	(69,000)	3.47	(83,500)	3.84	(43,500)	3.09

Outstanding end of year	2,599,670	1.96	2,506,170	1.90	2,792,270	2.39

Exercisable	765,670	0.96	1,047,170	1.08	1,374,662	1.22
Reserved for future grants	294,085		377,585		1,068,585

Weighted-average fair value of options granted during the year:
Exercise price greater than market value on grant date		$2.96		$—		$3.59

      The range of exercise prices for options outstanding at December 31, 2003 are as follows:

	Options Outstanding			Options Exercisable

		Weighted-Average
Range of		Remaining	Weighted-Average		Weighted-Average
Exercise Prices	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price

$0.00 - $0.73	241,670	5.4	$0.20	241,670	$0.20
$0.74 - $2.18	1,490,500	5.9	$1.20	1,033,000	$1.20
$2.19 - $3.63	255,000	6.4	$2.40	35,000	$2.40
$3.64 - $4.35	222,600	7.0	$4.30	42,000	$4.30
$4.36 - $5.80	230,000	7.8	$5.00	15,000	$5.00
$5.81 - $7.25	352,500	9.2	$6.00	7,992	$6.00

	2,792,270	6.6	$2.39	1,374,662	$1.22

8.	Leases

      The Company leases several offices under operating leases that expire through June 2005. In addition, the Company leases certain equipment under noncancelable lease agreements. Rental expense under operating leases amounted to approximately $819,000, $589,000 and $333,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

      The Company leases certain equipment under agreements classified as capital leases. Leased assets included in property and equipment at December 31, 2002 and 2003 are $294,000 and $232,000, net of accumulated amortization of $474,000 and $562,000, respectively. Amortization of assets recorded under capital leases has been included in depreciation expense.

Hyland Software, Inc. and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

8.	Leases — (Continued)

      Future minimum lease payments under noncancelable operating or capital leases at December 31, 2003 are as follows:

	Capital	Operating
	Leases	Leases

	(dollars in thousands)
2004	$147	$60
2005	133	8

Total minimum lease payments	280	$68

Amount representing interest	60

Present value of net minimum lease payments	220
Less current maturities	103

Long-term obligations under capital leases	$117

9.	Employee 401(k) Plan

      The Company has a 401(k) plan in which substantially all full-time employees are eligible to participate. If employees so elect, employee contributions are made to the plan on a pre-tax basis. Beginning in June 2001, matching contributions are made by the Company at the rate of 50% of the amount of the employee contribution up to a maximum of 6% of the employee’s eligible compensation. Company contributions to the plan were $83,000, $230,000 and $283,000 in 2001, 2002 and 2003. The increase in contributions for 2002 was primarily due to an increase in employee headcount.

10.	Related Party Transactions

      The note receivable from a related party at December 31, 2002 was due from a certain shareholder, bears interest at 6.00%, and matured on January 15, 2003.

      In November 2000, the Company entered into an operating lease for a building with an entity that is owned and operated by the Company’s Chief Financial Officer. The lease period covered three years and required total lease payments of $234,000, of which $78,000, $78,000 and $45,500 were recorded as rental expense in 2001, 2002 and 2003, respectively.

      In August 2003, both parties agreed to terminate the lease and for the Company to purchase the building. The purchase price was $720,000 and was at the building’s appraised fair market value.

      On January 16, 2001, the Company entered into an agreement with a director/officer whereby in connection with his retirement as an officer, the Company extended him a put right, exercisable for up to 10 years, to sell $150,000 of common shares annually at the then current fair market value to the Company. The put right has been classified as redeemable common shares with a corresponding reduction to additional paid in capital. The put right will terminate upon the successful completion of our initial public offering. The Company has redeemed common shares (for its treasury) totaling $450,000 under this agreement through December 31, 2003.

      The Company established a strategic alliance with Recall in January 2001. A director of the Company as of December 31, 2003 was an affiliate of Recall.

Hyland Software, Inc. and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

11.	Supplemental Cash Flow Data

      The following table sets forth non-cash financing and investing activities and other cash flow information:

	Year Ended December 31,

	2001	2002	2003

	(dollars in thousands)
Building purchased with note payable	$4,140	$—	$—
Interest paid	463	379	297
Capitalized leases	221	99	61
Stock repurchase with notes payable	4,844	956	—

12.	Operating Segment Data

      The Company has prepared operating segment information in accordance with SFAS No. 131, Disclosures About Segments of An Enterprise and Related Information, to report components that are evaluated regularly by the Company’s chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company is organized geographically and by line of business. The line of business management structure is the primary basis upon which financial performance is assessed and resources allocated.

      The Company is principally engaged in the design, development, marketing and support of OnBase, its ECM software. Substantially all revenues result from the licensing of OnBase modules and related professional services and customer support (maintenance) services. The Company’s chief operating decision-maker (i.e., chief executive officer) reviews financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance. Accordingly, the Company considers itself to be in a single reporting segment, specifically the license, implementation and support of its software.

      The Company evaluates the performance of its geographic regions based only on revenues. The Company does not assess the performance of its geographic regions on other measures of income or expense, such as depreciation and amortization, operating income or net income. In addition, the Company’s assets are primarily located in the United States and not allocated to any specific region. The Company does not produce reports for, or measure the performance of, its geographic regions on any asset-based metrics. Revenues attributable to customers outside of the United States accounted for less than 7% of total revenues for the years ended December 31, 2001, 2002 and 2003.

Hyland Software, Inc. and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

13.	Unaudited Quarterly Financial Data

      The following is a summary of the quarterly results of operations for the years ended December 31, 2002 and 2003.

	Three Months Ended

	March 31	June 30	September 30	December 31

	(dollars in thousands, except per share data)
2002
Total revenues	$6,746	$6,229	$7,072	$8,499
Gross profit	5,860	5,035	5,232	6,699
Net income	460	219	414	524
Net income per share:
Basic	0.03	0.01	0.02	0.03
Diluted	0.03	0.01	0.02	0.03

2003
Total revenues	$8,526	$10,318	$10,237	$10,767
Gross profit	6,664	8,580	8,576	9,110
Net income	984	833	835	1,377
Net income per share:
Basic	0.06	0.05	0.05	0.08
Diluted	0.05	0.05	0.05	0.08

Hyland Software, Inc. and Subsidiary

Consolidated Balance Sheets

(dollars in thousands)

	December 31,	June 30,
	2003	2004

		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$6,972	$7,112
Accounts receivable, net of allowances of $224 for 2003 and $215 for 2004	5,961	6,803
Deferred income taxes	128	—
Prepaid expenses	595	1,276

Total current assets	13,656	15,191
Property and equipment:
Land	1,644	1,644
Building	7,498	7,943
Computer equipment	2,890	3,370
Computer software	917	1,130
Office equipment	567	576
Furniture and fixtures	1,922	2,188
Vehicles	184	184

	15,622	17,035
Less allowances for depreciation	3,041	3,589

Total property and equipment, net	12,581	13,446
Other assets	17	14

Total assets	$26,254	$28,651

Hyland Software, Inc. and Subsidiary

Consolidated Balance Sheets

(dollars in thousands)

	December 31,	June 30,
	2003	2004

		(unaudited)
LIABILITIES, REDEEMABLE COMMON SHARES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$1,197	$637
Accrued expenses	2,045	1,800
Taxes payable	166	24
Deferred revenue — maintenance	6,473	8,729
Deferred revenue	1,469	1,578
Deferred income taxes	—	62
Current portion of note payable — mortgage	207	207
Current portion of notes payable to shareholders	1,343	—
Current portion of capital lease obligation	103	117

Total current liabilities	13,003	13,154
Long-term liabilities:
Note payable — mortgage	3,312	3,209
Capital lease obligation	117	58
Deferred income taxes	863	1,010
Deferred revenue — maintenance	57	53

Total long-term liabilities	4,349	4,330
Redeemable common shares	1,050	900
Shareholders’ equity:
Common shares	189	189
Additional paid-in capital	11,709	11,861
Retained earnings	6,425	8,688
Treasury shares, at cost	(10,471)	(10,471)

Total shareholders’ equity	7,852	10,267

Total liabilities, redeemable common shares and shareholders’ equity	$26,254	$28,651

See notes to consolidated financial statements.

Hyland Software, Inc. and Subsidiary

Consolidated Statements of Income

(dollars in thousands, except per share data)

	Six Months Ended
	June 30,

	2003	2004

	(unaudited)
Revenues:
License revenues	$10,682	$13,622
Maintenance revenues	6,197	8,328
Services revenues	1,965	2,187

Total revenues	18,844	24,137
Cost of revenues:
Cost of license revenues	763	714
Cost of maintenance revenues	1,290	1,166
Cost of services revenues	1,547	2,476

Total cost of revenues	3,600	4,356

Gross profit	15,244	19,781
Operating expenses:
Research and development	3,045	3,906
Sales and marketing	6,328	7,974
General and administrative	2,957	3,891

Total operating expenses	12,330	15,771

Income from operations	2,914	4,010
Other income (expenses), net	(118)	(133)

Income before income taxes	2,796	3,877
Provision for income taxes	979	1,619

Net income	$1,817	$2,258

Net income per share:
Basic	$0.11	$0.14

Diluted	$0.10	$0.12

Weighted average common shares outstanding:
Basic	16,522,288	16,490,267
Diluted	18,097,039	18,161,265

See notes to consolidated financial statements.

Hyland Software, Inc. and Subsidiary

Consolidated Statements of Cash Flows

(dollars in thousands)

	Six Months Ended
	June 30,

	2003	2004

	(unaudited)
Operating activities
Net income	$1,817	$2,258
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	497	552
Deferred income taxes	—	336
Changes in operating assets and liabilities:
Accounts receivable	(916)	(842)
Prepaid expenses	(425)	(681)
Other assets	(1)	3
Trade accounts payable	(60)	(559)
Taxes payable	840	(142)
Accrued expenses	478	(245)
Deferred revenue	1,344	2,360

Net cash provided by operating activities	3,574	3,040
Investing activities
Purchases of property and equipment	(626)	(1,412)

Net cash used in investing activities	(626)	(1,412)
Financing activities
Payments on notes payable to shareholders	(2,497)	(1,343)
Purchase of common shares for treasury	(194)	—
Payments on note payable	(104)	(103)
Payments on capital lease obligations	(81)	(45)
Distribution to Shareholders	(825)	—
Proceeds from issuance of common shares	47	3

Net cash used in financing activities	(3,654)	(1,488)

Increase (Decrease) in cash and cash equivalents	(706)	140
Cash and cash equivalents at beginning of year	7,402	6,972

Cash and cash equivalents at end of period	$6,696	$7,112

See notes to consolidated financial statements.

Hyland Software, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)

1.	Basis of Presentation

      The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six month period ended June 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

      The balance sheet at December 31, 2003 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

2.	Stock-based Compensation

      The Company has elected to follow APB No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for its employee stock options. The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure.

      SFAS No. 123, as amended by SFAS No. 148, requires pro forma disclosure of the effect on net income and earnings per share when applying the fair value method of valuing stock-based compensation. The following table sets forth the pro forma disclosure of net income and earnings per share using the Black-Scholes option-pricing model. For purposes of this pro forma disclosure, the estimated fair value of the options is amortized ratably over the options’ vesting periods.

	Six Months Ended
	June 30,

	2003	2004

	(dollars in thousands, except per
	share data)
Net income, as reported	$1,817	$2,258
Add stock-based employee compensation expense included in reported net income, net of related tax effects	—	—
Deduct total stock-based employee compensation expense determined under fair value based method for all awards granted, net of related tax effects	370	449

Pro forma net income	$1,447	$1,809

Earnings per share:
Basic, as reported	$0.11	$0.14
Basic, pro forma	$0.09	$0.11
Diluted, as reported	$0.10	$0.12
Diluted, pro forma	$0.08	$0.10
Weighted average number of common shares:
Basic	16,522,288	16,490,267
Diluted	18,097,039	18,161,265

      In estimating the fair value of options granted for the 1998 Share Incentive Compensation Plan and the 2003 Share Incentive Compensation Plan an expected option life of seven years was used. The Company

Hyland Software, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Unaudited) — (Continued)

2.	Stock-based Compensation — (Continued)

uses the Black-Scholes option-pricing model for estimating fair values of options. The other weighted-average assumptions are as follows:

	Six Months Ended
	June 30,

	2003	2004

Expected volatility	62.0%	57.0%
Dividend yield	0.0%	0.0%
Risk-free interest rate	3.5%	3.5%

3.	Recently Issued Accounting Pronouncements

      In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support!its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. With respect to variable interest entities created before January 31, 2003, in December 2003 the FASB issued FIN 46R, which, among other things, revised the implementation date to the first fiscal years or interim periods ending after March 15, 2004, with the exception of SPEs. The consolidated requirements apply to all SPE’s in the first fiscal year or interim period ending after December 15, 2003. The adoption of FIN 46 and FIN 46R did not have an impact on the Company’s consolidated financial statements.

      On March 31, 2004, the FASB issued its Exposure Draft, Share-Based Payment, which is a proposed amendment to SFAS No. 123, Accounting for Stock-Based Compensation. Generally, the approach in the Exposure Draft is similar to the approach described in Statement 123. However, the Exposure Draft would require all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The FASB expects to issue a final standard late in 2004 that would be effective for the Company’s 2005 fiscal year. The Company expects to continue to grant stock-based compensation to employees and the impact of the adoption of the new standard, when and if issued, may have a material impact on its future results of operations.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The adoption of SFAS No. 150 did not impact our consolidated financial position or results of operations.

4.	Financing Arrangements

      The Company had a line of credit that allowed for borrowings up to $5.0 million at 1.0% below the lender’s prime rate, which matured April 2004. A commitment fee of 0.125% per annum was charged on the unused portion of the line of credit. The Company’s borrowing base was based on eligible accounts receivable and equipment. At December 31, 2003 and June 30, 2004, the Company had no outstanding borrowings under the line of credit.

Hyland Software, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Unaudited) — (Continued)

4.	Financing Arrangements — (Continued)

      The line of credit facility was secured by substantially all the assets of the Company, contained various covenants and restrictions with respect to, among other things, a minimum tangible net worth, current and senior liabilities to adjusted tangible capital ratios (all as defined in the agreement). In March 2003, the Company signed amendments to the agreement, which updated various covenants. The new covenants included total funded debt to EBITDA, EBITDA to total fixed charges and total liquid assets to current liabilities ratios, and minimum net worth. The Company was in compliance with all covenants at June 30, 2004.

      In May 2004, the Company renewed and modified the line of credit to allow for borrowings up to $5.0 million. Under the new terms, the line of credit is no longer secured by the assets of the Company and does not contain a commitment fee requirement.

5.	Earnings Per Share

      Basic earnings per share is computed using the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is computed using the weighted average number of common shares outstanding plus the dilutive effect of outstanding stock options and shares issuable under the employee stock option plan using the treasury stock method.

      The following table sets forth the reconciliation of the numerator and the denominator of earnings per share and earnings per share assuming dilution:

	Six Months Ended
	June 30,

	2003	2004

	(dollars in thousands, except per
	share data)
Numerator:
Net income for earnings per share — basic and diluted	$1,817	$2,258
Denominator:
Denominator for basic earnings per share — weighted-average shares	16,522,288	16,490,267
Effect of dilutive securities:
Stock options — based on the treasury stock method	1,574,751	1,670,998

Denominator for diluted earnings per share	18,097,039	18,161,265

Earnings per share — basic	$0.11	$0.14

Earnings per share — diluted	$0.10	$0.12

6.	Operating Segment Data

      The Company has prepared operating segment information in accordance with SFAS No. 131, Disclosures About Segments of An Enterprise and Related Information, to report components that are evaluated regularly by the Company’s chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company is organized geographically and by line of business. The line of business management structure is the primary basis upon which financial performance is assessed and resources allocated.

      The Company is principally engaged in the design, development, marketing and support of OnBase, its ECM software. Substantially all revenues result from the licensing of OnBase modules and related

Hyland Software, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Unaudited) — (Continued)

6.	Operating Segment Data — (Continued)

professional services and customer support (maintenance) services. The Company’s chief operating decision-maker (i.e., chief executive officer) reviews financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance. Accordingly, the Company considers itself to be in a single reporting segment, specifically the license, implementation and support of its software.

      The Company evaluates the performance of its geographic regions based only on revenues. The Company does not assess the performance of its geographic regions on other measures of income or expense, such as depreciation and amortization, operating income or net income. In addition, the Company’s assets are primarily located in the United States and not allocated to any specific region. The Company does not produce reports for, or measure the performance of, its geographic regions on any asset-based metrics. Revenues attributable to customers outside of the United States accounted for less than 7% of total revenues for the six month periods ended June 30, 2003 and 2004.

7.	Stock Options

      In the first six months of 2004, the Company granted options to purchase 395,500 of common shares with an exercise price of $7.25 per share. 377,500 options were granted under the 2003 Share Incentive Compensation Plan and the remaining 18,000 were granted under the 1998 Share Incentive Compensation Plan.

8	Income Taxes

      The reported amount of income tax expense for the six month periods ended June 30, 2003 and 2004 differs from income tax expense that would result from applying the U.S. federal statutory tax rate to pretax income because of nondeductible items, state income taxes and research and development and employer provided childcare credits that were generated. For the six month period ended June 30, 2003, income tax expense was further impacted by an employer provided childcare state credit that was recognized upon completion of the childcare facility.

9.	Shareholder Transactions

      In May 2004, the Company paid in full the $1.0 million note payable to a shareholder. Under the terms of a share repurchase agreement dated May 17, 2004 between the Company and Recall, the Company has agreed to repurchase $8.0 million of its common shares owned by Recall at a price per share equal to 90% of the initial public offering price. Consummation of this transaction is subject to various conditions, including completion of the initial public offering.

capture · store · search · retrieve · collaborate · manage · distribute · comply

Our corporate purpose is to enable organizations to operate more efficiently and effectively. To ensure we remain focused on this purpose, all employees must embody our core values — essential and enduring tenets that describe who we are and always need to be:

We conduct ourselves with honesty, integrity and fairness in our relationships with our partners, customers, employees and shareholders.

We deliver configurable business solutions that are intuitive to use.

Our customers are our partners.

Our employees are our family.

We are motivated people passionately dedicated to the success of the company.

HYLAND
SOFTWARE

                                    Shares

Common Shares

PROSPECTUS
                    , 2004

Citigroup

Wachovia Securities
Friedman Billings Ramsey
KeyBanc Capital Markets

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

      The following is a list of the estimated expenses to be incurred by the Company in connection with the distribution of the common shares being registered hereby. Except for the Securities and Exchange Commission Registration Fee, the National Association of Securities Dealers Filing Fee and the New York Stock Exchange Listing Fees, all amounts are estimates.

Securities and Exchange Commission Registration Fee		$8,236
National Association of Securities Dealers Filing Fee		7,000
New York Stock Exchange Listing Fees		*
Printing and Engraving Costs		*
Accounting Fees and Expenses		*
Legal Fees and Expenses (excluding Blue Sky)		*
Blue Sky Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Director and Officer Liability Insurance		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment

Item 14.	Indemnification of Directors and Officers.

      Section 1701.13 of the Ohio Revised Code sets forth the conditions and limitations governing the indemnification of officers, directors and other persons. Section 1701.13 provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation in a similar capacity with another corporation or other entity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred in connection therewith if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to a criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. With respect to a suit by or in the right of the corporation, indemnity may be provided to the foregoing persons under Section 1701.13 on a basis similar to that set forth above, except that no indemnity may be provided in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and to the extent that the Court of Common Pleas or the court in which such action, suit or proceeding was brought determines that despite the adjudication of liability but in view of all the circumstances of the case such person is entitled to indemnity for such expenses as the court deems proper. Moreover, Section 1701.13 provides for mandatory indemnification of a director, officer, employee or agent of the corporation to the extent that such person has been successful in defense of any such action, suit or proceeding and provides that a corporation shall pay the expenses of an officer or director in defending an action, suit or proceeding upon receipt of an undertaking to repay such amounts if it is ultimately determined that such person is not entitled to be indemnified. Section 1701.13 establishes provisions for determining whether a given person is entitled to indemnification, and also provides that the indemnification provided by or granted under Section 1701.13 is not exclusive of any rights to indemnity or advancement of expenses to which such person may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise.

      Under certain circumstances provided in Article Ninth of the Registrant’s proposed Amended Articles of Incorporation and subject to Section 1701.13 of the Ohio Revised Code (which sets forth the conditions and limitations governing the indemnification of officers, directors and other persons), the Registrant will indemnify any Director or officer or any former Director or officer of the Registrant against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him by reason of the fact that he is or was such Director or officer in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative. A copy of Article Ninth of the Registrant’s proposed Amended Articles of Incorporation is included herein in Exhibit 3.1.

      The Registrant proposes to enter into indemnity agreements (the “Indemnity Agreements”) with the current Directors and executive officers of the Registrant and expects to enter into similar agreements with any Director or executive officer elected or appointed in the future at the time of their election or appointment. Pursuant to the Indemnity Agreements, the Registrant will indemnify a Director or executive officer of the Registrant (the “Indemnitee”) if the Indemnitee is a party to or otherwise involved in any legal proceeding by reason of the fact that the Indemnitee is or was a Director or executive officer of the Registrant, or is or was serving at the request of the Registrant in certain capacities with another entity, against all expenses, judgments, settlements, fines and penalties, actually and reasonably incurred by the Indemnitee in connection with the defense or settlement of such proceeding. Indemnity is only available if the Indemnitee acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Registrant. The same coverage is provided whether or not the suit or proceeding is a derivative action. Derivative actions may be defined as actions brought by one or more shareholders of a corporation to enforce a corporate right or to prevent or remedy a wrong to the corporation in cases where the corporation, because it is controlled by the wrongdoers or for other reasons, fails or refuses to take appropriate action for its own protection. The Indemnity Agreements mandate advancement of expenses to the Indemnitee if the Indemnitee provides the Registrant with a written promise to repay the advanced amounts in the vent that it is determined that the conduct of the Indemnitee has not met the applicable standard of conduct. In addition, the Indemnity Agreements provide various procedures and presumptions in favor of the Indemnitee’s right to receive indemnification under the Indemnity Agreement. A copy of the form of Indemnity Agreement is included herein as Exhibit 10.20.

      Under the Registrant’s Director and Officer Liability Insurance Policy, each Director and certain officers of the Registrant are insured against certain liabilities, including liabilities arising under the Securities Act.

      Reference is made to the Form of Underwriting Agreement filed as Exhibit 1.1 hereto with respect to the indemnification provisions contained therein.

Item 15.	Recent Sales of Unregistered Securities.

      No securities of the Company which were not registered under the Securities Act have been issued or sold by the Company within the past three years except as follows:

1. In January 2001, we sold a total of 2,824,225 common shares at a price of $4.25 per share, on a split adjusted basis, to Recall Total Information Management, Inc. in the aggregate amount of $12.0 million.

2. During 2001, we granted options to purchase an aggregate of 472,000 common shares to certain of our employees and directors pursuant to our equity share incentive compensation plans.

3. During 2002, we did not grant any options to purchase common shares to certain of our employees and directors pursuant to our equity share incentive compensation plans.

4. During 2003, we granted options to purchase an aggregate of 352,500 common shares to certain of our employees and directors pursuant to our equity share incentive compensation plans.

5. During the six months ended June 30, 2004, we granted options to purchase an aggregate of 395,500 common shares to certain of our employees and directors pursuant to our equity share incentive compensation plans.

      The common shares and options issued in the above transactions were offered and sold in reliance upon the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended and/or Rule 701 promulgated thereunder, relating to sales of securities by an issuer not involving any public offering. The sales of common shares and options were made without the use of an underwriter and the certificates evidencing the common shares bear a restricted legend permitting the transfer thereof only upon registration of the shares or an exemption under the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

      (a) Exhibits:

See Exhibit Index at page E-1 of this Registration Statement.

Item 17.	Undertakings.

      The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

(1) For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide public offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on September 20, 2004.

HYLAND SOFTWARE, INC.

By:	/s/ ANTHONY J. HYLAND

Anthony J. Hyland
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on September 20, 2004.

Signature		Title

/s/ ANTHONY J. HYLAND Anthony J. Hyland		President and Chief Executive Officer and Director (Principal Executive Officer)

/s/ CHRISTOPHER J. HYLAND Christopher J. Hyland		Chairman of the Board, Executive Vice President, Chief Financial Officer and Director (Principal Financial Officer)

/s/ NOREEN B. KILBANE Noreen B. Kilbane		Vice President, Controller (Principal Accounting Officer)

/s/ MIGUEL A. ZUBIZARRETA Miguel A. Zubizarreta		Director

/s/ RALPH M. DELLA RATTA, JR.* Ralph M. Della Ratta, Jr.		Director

*By:	/s/ CHRISTOPHER J. HYLAND Christopher J. Hyland Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement (including Form of Lock-up Agreement between the Registrant and each selling shareholder)#
3.1	Form of Amended and Restated Articles of Incorporation of the Registrant#
3.2	Form of Amended and Restated Code of Regulations of the Registrant#
4.1	Specimen certificate for the Registrant’s common shares†
4.2	Registration Rights Agreement dated January 31, 2001 by and between the Registrant and Recall Total Information Management, Inc.#
4.3	Shareholders’ Agreement dated January 31, 2001 by and among the Registrant, Recall Total Information Management, Inc., and the other shareholders of the Registrant which are parties thereto (including schedule of shareholder parties)#
4.4	Lock-up Agreement dated May 17, 2004 by and between Recall Total Information Management, Inc. and Citigroup Global Markets Inc., Wachovia Capital Markets, LLC, Friedman, Billings, Ramsey & Co., Inc. and KeyBanc Capital Markets, a division of McDonald Investments Inc., as Representatives of the several Underwriters#
5.1	Opinion of Calfee, Halter & Griswold LLP as to the validity of the common shares†
9.1	Voting Trust Agreement dated December 27, 2001 by and among John P. Hyland, Jr., Gretchen A. Hyland and Christopher J. Hyland, as Trustee#
9.2	Voting Trust Agreement dated December 31, 2001 by and among J. Patrick Hyland, Sr., Charlene M. Hyland and Christopher J. Hyland, as Trustee#
9.3	First Amendment to Voting Trust Agreement dated May 5, 2004 by and among J. Patrick Hyland, Sr., Charlene M. Hyland and Christopher J. Hyland, as Trustee#
9.4	Voting Trust Agreement dated December 31, 2001 by and among Miguel A. Zubizarreta, Denise Zubizarreta and Alfonso Zubizarreta, as Trustee#
10.1	Marketing Agreement dated January 18, 1994 by and between the Registrant and Information Technology, Inc.**
10.2	Addendum to Marketing Agreement dated August 9, 1994 by and between the Registrant and Information Technology, Inc.**
10.3	Addendum #2 to Marketing Agreement dated September 28, 1994 by and between the Registrant and Information Technology, Inc.#
10.4	Loan and License Agreement dated May 9, 1997 by and among the Registrant, Fiserv, Inc. and Information Technology, Inc.**
10.5	Amendment No. 1 to Loan and License Agreement dated May 8, 2002 by and among the Registrant, Fiserv, Inc. and Information Technology, Inc.**
10.6	Second Extension and Further Amendment of Marketing Agreement dated May 8, 2002 by and among the Registrant, Fiserv, Inc. and Information Technology, Inc.**
10.7	Licensed Check Products Reseller Agreement dated September 1, 2003 by and between the Registrant and Imagesoft Technologies, Inc.**
10.8	Stock Purchase Agreement dated January 24, 2001 by and between the Registrant and Recall Total Information Management, Inc.#
10.9	OEM Agreement dated January 31, 2001 by and between the Registrant and Recall Corporation
10.10	Application Service Provider Partner Agreement dated January 31, 2001 by and between the Registrant and Recall Corporation**
10.11	Share Repurchase Agreement dated May 17, 2004 by and between the Registrant and Recall Total Information Management, Inc.#
10.12	Share Repurchase Agreement dated July 10, 2001 by and among the Registrant and John P. Hyland, Jr. and Gretchen A. Hyland#

Exhibit No.	Description

10.13	Non-Negotiable Promissory Note dated July 10, 2001 issued by the Registrant to John P. Hyland, Jr. and Gretchen A. Hyland, as amended by the amendment thereto dated February 11, 2002#
10.14	Retirement Agreement dated January 16, 2001, as amended by the amendment thereto dated June 7, 2002, by and between the Registrant and J. Patrick Hyland, Sr.#
10.15	Form of Employment Agreement with Senior Executive Officers (including schedule of parties)#
10.16	Employment Agreement dated April 5, 1994 by and between the Registrant and Robert J. Hayes#
10.17	1998 Share Incentive Compensation Plan of the Registrant#
10.18	2003 Share Incentive Compensation Plan of the Registrant#
10.19	Amendment No. 1 to 2003 Share Incentive Compensation Plan of Registrant†
10.20	Form of Stock Option Agreement#
10.21	Form of Restricted Shares Award Agreement#
10.22	Form of Indemnity Agreement†
10.23	Form of Escrow Agreement by and among National City Bank, the Registrant and Recall Total Information Management, Inc.#
10.24	Promissory Note issued by the Registrant in favor of KeyBank National Association, dated December 26, 2000, as amended by the amendment thereto dated April 10, 2001#
10.25	Demand Master Promissory Note dated May 3, 2004 issued by the Registrant in favor of KeyBank National Association#
10.26	Business Loan Agreement by and between the Registrant and KeyBank National Association, dated December 26, 2000, as amended by First Amendment to Business Loan Agreement dated April 20, 2001, Second Amendment to Business Loan Agreement dated March 6, 2003, Third Amendment to Business Loan Agreement dated November 25, 2003 and Fourth Amendment to Business Loan Agreement dated May 3, 2004, and modified and/or extended by Modification and/or Extension Agreement dated April 23, 2001 and Modification and/or Extension Agreement dated July 25, 2002#
10.27	Open-End Mortgage dated December 26, 2000 between the Registrant and KeyBank National Association#
21.1	Subsidiaries of the Registrant#
23.1	Consent of Calfee, Halter & Griswold LLP (included in Exhibit 5.1 of this Registration Statement)†
23.2	Consent of Independent Registered Public Accounting Firm
23.3	Consent of IDC#
23.4	Consent of Valuemetrics Advisors, Inc.#
24.1	Power of Attorney (see signature page of our initial Registration Statement filed on May 18, 2004)#

#	Previously filed

**	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

†	To be filed by amendment